24.

07023875

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tomorrow Int'l Holdings

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAY 3 1 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 04256 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dw

DAT : 5/29/07

Tomorrow International Holdings Limited

(Incorporated in Bermuda with limited liability)

Annual Report 2006

(Stock Code: 760)

CORPORATE INFORMATION

DIRECTORS

Executive Directors

YAU Tak Wah, Paul *(Chairman)*
LOUIE Mei Po
WONG Shin Ling, Irene
TAM Wing Kin

Independent Non-executive Directors

NG Wai Hung
CHEUNG Chung Leung, Richard
WU Wang Li

COMPANY SECRETARY

TAM Wing Kin

AUDITORS

CCIF CPA Limited

LEGAL ADVISERS IN HONG KONG

Vincent T.K. Cheung, Yap & Co.

LEGAL ADVISERS ON BERMUDA LAW

Conyers, Dill & Pearman

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

27th Floor, Henley Building
5 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Room 1901-1905
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Credit Suisse
Fubon Bank (Hong Kong) Limited
Goldman Sachs (Singapore) Pte
Industrial and Commercial Bank of China (Asia) Limited
The Hongkong and Shanghai Banking Corporation Limited
UBS

CHAIRMAN'S STATEMENT

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the 2006 audited annual results of the Company, its subsidiaries and associates (collectively the "Group") for the year ended 31 December 2006.

RESULTS

The Group's loss attributable to equity holders of the Company for the year was HK$16.2 million (2005: profit of HK$4.8 million). Loss per share amounted to HK9.8 cents, compared with earnings HK5.1 cents (as restated) in the previous year. At 31 December 2006, the Group's net cash position amounted to HK$619.7 million (2005: HK$396.8 million) representing 65.5% of the equity attributable to equity holders of the Company of HK$945.8 million (2005: 50.6%). Moreover, the Group has banking facilities of HK$45.3 million.

BUSINESS REVIEW

The result of the Group for the year 2006 was not encouraging. It reported HK$16.2 million loss attributable to equity holders, compared with profit of HK$4.8 million in 2005.

Electronic products division still made a profit. Turnover of electronic products division for the year was HK$353.7 million (2005: HK$386.4 million), representing a decrease of HK$32.7 million or 8% to that of last year. Manufacturing business continued to face a hard operating environment of increase in operating cost. Despite continuous effort, the Group could not shift all increase in operating cost to customers, resulting in a drop in net profit margin of the division. For the business of production and sale of lithium rechargeable battery parts, sales dropped by 28%. As a whole, segmental profit was HK$4.6 million, compared with HK$18.5 million profit in year 2005.

The PCB manufacturing industry continues to exhibit keen market competition as the trend of the US and European PCB makers to migrate their manufacturing bases to the PRC is expected to continue in the future. However, the turnover of the PCB division for the year was HK$104.3 million (2005: HK$95.8 million), representing an increase of 9% comparing with last year. The increase in turnover was the result of our plan of new customer development and the future sales plan will continue to concentrate on expanding business with industrial grade industries e.g. automotive, medical equipments. Facing the continuous increase in raw material costs especially in metals, the PCB division reported a loss of HK$23.8 million. During the reporting period, management exerted effective cost control measures to trim down the overhead costs and could also successfully transfer part of the costs burden to our customers by increasing the average selling price of multi-layers products.

The local securities market remained robust throughout 2006. Speculation over Renminbi's appreciation and economic growth in China attracted capital inflow to Hong Kong, particularly into China-related shares. Given that, turnover of trading of listed equity investments amounted to HK$56.0 million (2005: HK$7.3 million) and the Group managed to make a profit of HK$2.2 million (2005: loss of HK$3.0 million).

Loan financing business remained inactive during the year. It reported segmental loss of HK$5.9 million. Legal case relating to loan to Moulin Eyecare Holdings Limited was still in progress and further update will be published in due course.

FUTURE PLANS

Looking forward, wireless application and radio-frequency product range is our direction for product development. The Board expects this target market will be less price-sensitive and competitive. Moreover, the Group is developing to manufacture products relating to audio/visual market. Products relate to broadcasting tuners (a unique system of digital television broadcasting in Japan) and portable pocket size television. As more stringent environmental regulations will come into effect, the Group believes it would be an opportunity to gradually eliminate competitors which are less-equipped and quality-oriented in producing products which conform with the relevant requirements. Moreover, management will try to shift the increase in operating cost to customers by increasing the selling price of products. Cost-saving measures will continue in year 2007. Barring any unforeseen circumstances, there should be improvement in the performance of the division in coming year.

The Board intends to double up its monthly production capacity in two years in order to fulfil the ever-growing market demand on industrial grade PCB products. With our experienced sales forces and dedicated management teams, we will progressively capture large market shares from the US and Europe market onwards.

The continuously rapid and healthy growth of the Chinese economy has created excellent investment opportunities and a favorable operating environment for us. The Board will focus on investments with core businesses which are PRC based and may allocate appropriate resources in subscribing for initial public offerings shares of companies with sound fundamental and prospect.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2006, cash and bank balances (including time deposits) maintained by the Group were HK$619.7 million (2005: HK$396.8 million), representing an increase of HK$222.9 million compared with the position as at 31 December 2005. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 12.6% as at 31 December 2006, comparing with 14.5% as at 31 December 2005.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 31 December 2006, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

CORPORATE TRANSACTIONS

On 8 March 2006, the Company announced, amongst others, an open offer, a bonus issue and a share consolidation. The Company intended to raise approximately HK$173.4 million, before expenses, to facilitate the continual development and daily operation of the Group whilst allowing the Group to invest in any potential investment projects when such opportunities arise, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of an open offer on the basis of 5 offer shares for every 4 existing share held on the record date (the "Open Offer"). The registered holders of fully paid offer shares would be issued 5 bonus shares for every 7 fully paid offer shares (the "Bonus Issue"). Upon completion of the Open Offer and the Bonus Issue, every 4 shares would be consolidated into 1 consolidated shares (the "Share Consolidation").

The Company received 30 valid applications for 334,859,365 offer shares, representing approximately 93.64% of the total number of 357,585,805 offer shares available for subscription under the Open Offer. As the Open Offer was under-subscribed, being the underwriter of the Open Offer, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, subscribed for the remaining balance of 22,726,440 offer shares. The aggregate shareholding of Winspark in the Company therefore increased from approximately 61.45% to 65.79% immediately following completion of the Open Offer and the Bonus Issue. The Open Offer became unconditional and the Share Consolidation was effective on 20 June 2006 and 21 June 2006 respectively.

The Company is now exploring but has not yet earmarked any suitable investment opportunities. The net proceeds from the Open Offer was deposited in bank as time deposit.

To facilitate the introduction of Pan-China International Holdings Limited ("Pan-China") as the strategic investor of the Company, Winspark entered into a sale and purchase agreement with Pan-China on 22 September 2006 (the "Sale and Purchase Agreement") pursuant to which Winspark has agreed to sell 33,700,000 shares of the Company to Pan-China at a total consideration of HK$151,650,000 with a deferred payment date on the 300th day from the date of the Sale and Purchase Agreement. On the other hand, the Company entered into a conditional option agreement with Winspark (the "Option Agreement") pursuant to which (1) the Company has agreed to grant to Winspark the first call option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 shares to Winspark or as it may direct at the subscription price of HK$4.5 (the "First Call Option"); and (2) Winspark has agreed to grant to the Company the second call option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 shares at the subscription price of HK$4.5 (the "Second Call Option"). Upon exercise of either the First Call Option or the Second Call Option, the other call option shall automatically lapse and cease to be of any further effect.

However, on 26 February 2007, the Company announced that due to the lapse of the long stop date of the Sale and Purchase Agreement, the Sale and Purchase Agreement has ceased to be of any effect. Accordingly, the Option Agreement was also terminated in accordance with its terms. The Company and Winspark were released from their respective obligations under the Option Agreement.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2006, the Group employed approximately 2,584 employees, with about 2,502 in the Mainland China and about 82 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. YAU Tak Wah, Paul — Chairman, aged 51, is the founder of the Group and is primarily responsible for corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 21 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong.

Ms. LOUIE Mei Po — Director, aged 39, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Group, Ms. Louie was the executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over 11 years' experience in business investment and development. She joined the Group in February 2000.

Ms. WONG Shin Ling, Irene — Director, aged 46, is responsible for management and administration of the Group. Ms. Wong has over 14 years of experience in the field of property development and management. Prior to joining the Group, she was an executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She joined the Group in February 2000.

Mr. TAM Wing Kin — Director, aged 41, is responsible for finance and is the company secretary of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. He is also a Certified Public Accountant (Practising). Prior to joining the Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 17 years of experience in accounting field. He joined the Group in February 2000.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. NG Wai Hung — Director, aged 43, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000.

Mr. CHEUNG Chung Leung, Richard — Director, aged 53, has 30 years of experience as an architect and real estate investment adviser. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor of Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He is an executive director of Beauforte Investors Corporation Limited, a company listed on the main board of the Hong Kong Stock Exchange. He joined the Group in March 2000.

Mr. WU Wang Li — Director, aged 32, has over 9 years of experience in the auditing and accounting profession and consulting services. He is a director of Skywise Consultants Limited and is admitted to the status of Certified Practising Accountant of CPA Australia. He joined the Group in September 2004.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Mr. TAM Ping Wah, aged 51, product and marketing director, is responsible for the product, sales and marketing management. He has more than 21 years' experience in electronic business. Being a graduate from Simon Fraser University in Canada in 1979. Mr. Tam first worked at a leading electronics company operation in Hong Kong as regional marketing manager and obtained extensive exposure to the North American and European markets. He rejoined the Group in December 2005.

Mr. YEUNG Kam Tong, aged 53, is the director and general manager of E-Top PCB Limited and is responsible for the overall PCB operations of the Group. He holds a bachelor degree in chemical engineering. Prior to joining the Group in 1991, he worked for several PCB manufacturers at management level and had over 14 years' operation and management experience in PCB business.

Mr. Paul NG, aged 52, is the senior marketing manager responsible for the Group's sales and marketing activities relating to electronic products. He has over 21 years' experience in sales and marketing. He joined the Group in 1988.

Mr. LEUNG Hung Tat, aged 41, is the general manager, responsible for the manufacturing operations of the Group's electronic products division. Prior to joining the Group in 1995, he worked as quality manager with an electronic manufacturer listed in Hong Kong for 5 years.

Mr. FONG Wing Hon, aged 41, is the R & D manager, responsible for the Group's product design and development and technical support. He holds a bachelor degree in electronic engineering and has over 11 years' experience in production engineering. He joined the Group in 1996.

Mr. WEI, Andrew Yick Siu, aged 37, is the senior business development manager with extensive experience in Japanese market with more than 15 years. He graduated from the University of Toronto in 1992 with a bachelor degree in Arts & Science. Mr. Wei worked in various leading Japanese trading companies and buying offices in the electronics field before joining the Group in 2000.

Mr. KIANG Shun Hung, aged 36, is the senior marketing manager, responsible for the sales operation & marketing activities of the Group's electronics product division and ODM/OEM product development team. He holds a bachelor of degree in social sciences and has over 13 years' sales and marketing experience in consumer electronics business. He joined the Group in 1998.

Ms. YAM Sui Kwai, aged 47, is the supply chain manager and is responsible for the Group's materials management. She holds a bachelor degree in Business Administration and gets over 11 years experience in manufacturing. Before joining the Group in 2005. She worked as a materials manager in a public listed company for its LCD production plant in Malaysia.

REPORT OF THE DIRECTORS

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's loss for the year ended 31 December 2006 and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 23 to 93.

The Board does not recommend the payment of any dividend in respect of the year.

SUMMARY FINANCIAL INFORMATION

A summary of the results of the Group for the last five financial reporting years and of its assets and liabilities, at the respective financial reporting year end dates, as extracted from the published audited financial statements of the Group, is set out below.

	Year ended 31 December				
	2006	2005	2004	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS					
TURNOVER	**514,396**	553,871	691,136	722,782	741,077
(LOSS)/PROFIT AFTER FINANCE COSTS	**(10,919)**	(5,005)	20,598	2,808	60,560
Share of profits less losses of associates	**(5,525)**	1,997	2,791	1,727	5,797
(LOSS)/PROFIT BEFORE TAX	**(16,444)**	(3,008)	23,389	4,535	66,357
Taxation	**(2,965)**	(1,520)	(452)	(1,778)	(4,675)
(LOSS)/PROFIT BEFORE MINORITY INTERESTS	**(19,409)**	(4,528)	22,937	2,757	61,682
Minority interests	**3,184**	9,307	5,758	8,941	1,165
(LOSS)/PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	**(16,225)**	4,779	28,695	11,698	62,847

SUMMARY FINANCIAL INFORMATION *(Continued)*

	Year ended 31 December				
	2006	2005	2004	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES					
FIXED ASSETS	**104,761**	113,485	171,530	185,769	201,955
INVESTMENT PROPERTIES	**18,542**	28,750	93,000	—	—
NEGATIVE GOODWILL	**—**	—	(27,284)	(40,346)	(58,671)
INTERESTS IN ASSOCIATES	**151,367**	156,892	37,220	35,581	30,894
PREPAID RENTAL	**1,166**	1,903	2,640	3,377	4,114
RENTAL DEPOSITS	**—**	—	—	388	972
DEFERRED PRODUCT DEVELOPMENT COSTS	**8,387**	6,819	5,861	4,783	4,195
LOANS RECEIVABLE	**562**	1,000	2,000	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS	**33,612**	27,364	—	—	—
CURRENT ASSETS	**773,799**	594,650	635,798	725,510	676,241
TOTAL ASSETS	**1,092,196**	930,863	920,765	915,062	859,700
CURRENT LIABILITIES	**135,634**	132,044	155,907	191,046	136,492
PROVISION FOR LONG SERVICE PAYMENTS	**570**	570	949	1,243	1,465
DEFERRED TAX	**1,319**	2,053	3,122	1,433	1,433
TOTAL LIABILITIES	**137,523**	134,667	159,978	193,722	139,390
NET ASSETS	**954,673**	796,196	760,787	721,340	720,310

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 14 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in notes 32 and 34 to the financial statements.

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

REPORT OF THE DIRECTORS

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 33 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2006, the Company's reserves available for cash distribution and/or distribution in specie, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), amounted to HK$422,818,000. In addition, the Company's share premium account, in the amount of HK$365,359,000, may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, sales to the Group's five largest customers accounted for 50% of the total sales for the year and sales to the largest customer included therein amounted to 15% of the total sales. Purchases from the Group's five largest suppliers accounted for 30% of the total purchases for the year and purchases from the largest supplier included therein amounted to 12% of the total purchases.

As far as the directors are aware, neither the directors, their associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor those shareholders (which, to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any interest in the Group's five largest customers or suppliers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin

Independent non-executive directors:

Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li

In accordance with clause 87(1) of the Company's bye-laws, Mr. Yau Tak Wah Paul, Ms. Wong Shin Ling Irene and, Mr. Wu Wang Li will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 7 to 8 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Mr. Wu Wang Li, an independent non-executive director, has renewed his service contract with the Company for a term of one year from 27 September 2006 and subject to rotation and re-election in accordance with the bye-laws of the Company. The annual director fee is HK$120,000.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Company within one year without payment other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 31 December 2006, the interests of the directors in the share capital of the Company or its associated corporations (within the meaning of part XV of the Securities and Future Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Director	Number of ordinary shares held	Percentage of the Company's issued share capital
Mr. Yau Tak Wah, Paul	200,000	0.09
Ms. Louie Mei Po	1,178,571	0.52

Save as disclosed above, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the share option scheme disclosures in note 34 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse or minor children, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES

As at 31 December 2006, the following interest of 5% or more in the issued share capital of the Company was recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Note	Number of ordinary shares held	Percentage of the Company's issued share capital
Winspark Venture Limited	1	147,951,114	65.82

As at 31 December 2006, so far as is known to, or can be ascertained after reasonable enquiry by, the directors, the following persons (other than the directors or the chief executive of the Company) had an interest or short position in the shares or underlying shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(i) Long positions in the shares:

Name	Note	Number of ordinary shares held	Percentage of the Company's issued share capital
Winspark Venture Limited	1 & 2	215,351,114	95.81
Mr. Chan Yuen Ming	2 & 3	215,351,114	95.81
Pan-China Construction Group Limited		33,700,000	14.99

(ii) Short positions in the shares:

Name	Note	Number of ordinary shares held	Percentage of the Company's issued share capital
Winspark Venture Limited	1	33,700,000	14.99
Mr. Chan Yuen Ming	3	33,700,000	14.99

Notes:

(1) The entire issued share capital of Winspark Venture Limited is directly, beneficially and wholly owned by Mr. Chan Yuen Ming.

(2) The interests include (i) the 147,951,114 share held by Winspark Venture Limited as at 31 December 2006, (ii) the rights to 33,700,000 option shares under the call option granted by the Company to Winspark Venture Limited, and (iii) the rights to 33,700,000 shares held by the Pan-China Group under a call option granted by the Pan-China Group to Winspark pursuant to which Winspark may require the Pan-China Group to transfer such Shares held by it to Winspark in case of default of payment under the sale and purchase agreement dated 22 September 2006.

(3) Mr. Chan Yuen Ming beneficially and wholly owns Winspark Venture Limited. Mr. Chan is therefore deemed to be interested in the shares under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed above, no person, other than the directors of the Company, whose interests are set out in the section "Directors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded under Section 336 of the SFO.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CONNECTED AND RELATED PARTY TRANSACTIONS

Details of the connected and related party transactions are set out in note 40 to the financial statements.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 42 to the financial statements.

CORPORATE GOVERNANCE

The Company's Corporate Governance Report is set out on pages 17 to 20.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Company's directors.

AUDITORS

A resolution for the re-appointment of CCIF CPA Limited as the auditors of the Company for the ensuing year will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Yau Tak Wah, Paul
Chairman

Hong Kong, 23 April 2007

CORPORATE GOVERNANCE REPORT

The board of director (the "Board") of Tomorrow International Holdings Limited (the "Company") has been committed to maintaining the high level of corporate governance within the Company and its subsidiaries (the "Group") in order to enhance the transparency in disclosure of material information. The Board considers such commitment is essential for internal management, financial management and protection of shareholders' interests and believes that maintaining a high standard of corporate governance benefits all shareholders, investors, and its business as a whole. The Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

THE BOARD

The Board is responsible for reviewing, evaluating and finalizing the Company's strategies and policies, annual budgets, business plans and performance, and has full access to adequate, reliable and timely information on the Group so as to enable them to make a timely decision. It also has the collective responsibility for leadership and control of, and for promoting the success of, the Group by directing and supervising the Group's affairs.

One of the roles of the Board is to protect and enhance shareholder value. The Board acts with integrity and due care for the best interests of the Company and its shareholders. Leading the Group in a responsible and effective manner, the Board adopts formal terms of reference which detail its functions and responsibilities, including, but not limited to, ensuring competent management, approving objectives, strategies and business plans and monitoring integrity in the Company's conduct of affairs. The management is obliged to supply the Board with adequate information in a timely manner to enable the members to make informed decisions and to discharge their duties and responsibilities. Each director has separate and independent access to the Group's senior management to acquire more information and to make further enquiries if necessary.

During the financial year ended 31 December 2006, the Board held four regular meetings at approximately quarterly intervals according to the CG Code. The attendance of each director is set out on page 20.

Under the CG Code Provision A.2.1, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company does not appoint chief executive officer. In view of the existing structure of the Board and the operation of the Group, the Board believes that the present structure of the Board will provide a strong leadership for the Group to implement prompt decisions and to formulate efficient strategies, which is for benefits of the Group. Moreover, the day-to-day operations of the Group's businesses are shared among those executive directors and the management of the Company. Therefore, there should be a clear division of the responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.

Together with a balanced of skill and experience for the business of the Group, a balanced composition of executive and independent non-executive director of the Board shall exercise effective independent judgment. Currently the Board is comprised four executive directors namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, and Mr. Tam Wing Kin and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li. Each one of them has different professional and industrial experience, which enable them to make valuable and diversified advice and guidance to the Group's activities and development. The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

Under the CG Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to reelection.

During the period, two independent non-executive directors of the Company, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for any specific fixed term and one independent non-executive director, Mr. Wu Wang Li, is appointed for the term of one year from 27 September 2006. In accordance with the Bye-Laws of the Company (the "Bye-Laws"), at each annual general meeting of the Company one third of the directors shall retire from office by rotation. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the CG Code.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Under the CG Code Provision B.1, the issuers should establish a remuneration committee with specific written terms of reference which deal clearly with its authority and duties.

Currently, there is no remuneration committee in the Board. Meanwhile, the Board conducts an informal assessment of the individual director's contribution so that no director decides his or her own remuneration and their remuneration has been relatively stable in the past years. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance; performance related bonuses and mandatory provident fund would be provided by the Group. The remuneration committee will be established and the Board will review and formulate its terms of reference in accordance with the CG Code in due course.

ACCOUNTABILITY AND AUDIT

The Board is responsible to ensure the preparation of the financial statements of the Company and the Group in accordance with the relevant statutory requirements and applicable accounting standards and to ensure the published financial statements should be in a timely manner and can provide a true and fair view of the business and financial information of our Group. In preparing the financial statements, the Board has adopted Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong and the disclosure requirement of the Hong Kong Companies Ordinances that are relevant to its operations.

The Board was not aware of any material uncertainties relating to events or conditions that might cast significant doubt upon the Group's ability to continue as a going concern, the Board has prepared the financial statements on a going concern basis.

The audit committee comprises three independent non-executive directors (the "Audit Committee") and reports to the Board. The Audit Committee meets with the Group's senior management regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

The Audit Committee is mainly responsible for:—

i) making recommendation to the Board on the appointment, re-appointment and removal of the auditors and to approve the remuneration and terms of engagement of the auditors and any questions of resignation or dismissal;

ii) reviewing and monitoring the independence and objective of the auditors and the effectiveness of the audit process in accordance with applicable standard;

iii) liaising with the Board, senior management and the auditors to monitor the integrity of financial statements, the interim and annual reports particular on its accounting policies and practices and compliance with accounting standards, the Listing Rules and other legal requirements in relation to financial reporting;

iv) reviewing the financial control, internal control and risk management system to ensure the management of the Company discharge its duty to have an effective internal control system;

v) reviewing of the report and management letter submitted by external auditors; and

vi) considering any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response.

During the year, the Audit Committee reviewed the audited financial results of the Group for the year ended 31 December 2006 and the accounting principles and practices adopted by the Group also reviewed the adequacy and effectiveness of the Company's internal control systems.

INTERNAL CONTROL

The Board, through the Audit Committee, has reviewed the effectiveness of the Group's internal control system covering all material controls, including financial, operational and compliance controls and risk management functions. Areas for improvement have been identified and appropriate measures taken so as to safeguard the shareholders' investment and the Company's assets.

DELEGATION BY THE BOARD

The Board is responsible for determining the overall strategy and corporate development and ensuring the business operations are properly monitored. The Board reserves the right to decide all policy matters of the Group and material transactions. The Board delegates the day-to-day operations to general managers and department heads who are responsible for different aspects of the operations of the Group.

COMMUNICATION WITH SHAREHOLDER

The Company believes in regular and timely communication with shareholders as part of its efforts to help shareholders understand its business better and the way the Company operates. To promote effective communication with the public at large, the Company maintains a website (http://www.tihl.com.hk) on which comprehensive information about the Company's major businesses, financial information and announcements, annual and interim reports and shareholders circulars are being made available.

The Board is endeavour to maintain an on-going dialogue with shareholder. The chairman of the Board and member of the Audit Committee should attend the annual general meeting to answer questions.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules for directors' securities transactions. Having make specific enquiries of all directors of the Company, they have confirmed that they complied with required standard set out in the Model Code throughout the accounting period covered by the annual report.

DIRECTORS' ATTENDANCE AT BOARD AND AUDIT COMMITTEE

	The Board		Audit Committee	
	Number of meeting	Attendance	Number of meeting	Attendance
Executive Director				
Mr. Yau Tak Wah, Paul *(Chairman of the Board)*	4	4	4	N/A
Ms. Louie Mei Po	4	4	4	N/A
Ms. Wong Shin Ling, Irene	4	4	4	N/A
Mr. Tam Wing Kin	4	4	4	N/A
Independent non-executive Director				
Mr. Ng Wai Hung *(Chairman of the Audit Committee)*	4	4	4	4
Mr. Cheung Chung Leung, Richard	4	4	4	4
Mr. Wu Wang Li	4	4	4	4

CCIF
CCIF CPA LIMITED
37/F Hennessy Centre
500 Hennessy Road
Causeway Bay Hong Kong

Auditor's Report to The Shareholders Of
Tomorrow International Holdings Limited
(Incorporated In Bermuda With Limited Liability)

We have audited the consolidated financial statements of Tomorrow International Holdings Limited (the "Company") and its subsidiaries (the "Group") set out on pages 23 to 93, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITOR'S REPORT

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

CCIF CPA Limited
Certified Public Accountants

Hong Kong, 23 April, 2007

Choi Man On, Andy
Practising Certificate Number P02410

CONSOLIDATED INCOME STATEMENT

For the Year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
TURNOVER	6	**514,396**	553,871
COST OF SALES		**(443,124)**	(473,975)
GROSS PROFIT		**71,272**	79,896
Other revenue	7	**31,069**	26,196
Gain/(Loss) on disposal of properties held for sale		**5**	(143)
Gain on disposal of controlling interest in Swank	41(a)	**—**	42,244
Gain on disposal of a subsidiary	41(b)	**557**	—
Gain on disposal of investment properties		**—**	2,715
Reversal of previous revaluation deficits of leasehold buildings, net		**—**	5,270
Write back of over-provision against properties held for sale		**—**	200
Net loss arising from fair value change of investment properties		**(889)**	(490)
Distribution costs		**(13,086)**	(18,359)
Administrative expenses		**(98,334)**	(94,712)
Other operating expenses		**(13)**	(2,822)
(LOSS)/PROFIT FROM OPERATING ACTIVITIES	8	**(9,419)**	39,995
Impairment loss on a loan receivable	22(a)	**(1,500)**	(45,000)
Impairment loss on interest in associates		**(5,525)**	—
Share of results of associates		**—**	1,997
LOSS BEFORE TAXATION		**(16,444)**	(3,008)
TAXATION	11	**(2,965)**	(1,520)
LOSS FOR THE YEAR		**(19,409)**	(4,528)
Attributable to:			
Equity holders of the Company	12	**(16,225)**	4,779
Minority interests		**(3,184)**	(9,307)
		(19,409)	(4,528)
(Loss)/Earnings per share for (loss)/profit attributable to the equity holders of the Company during the year			
Basic	13	**(9.8) cents**	5.1 cents
Diluted		**N/A**	N/A

The notes on pages 30 to 93 form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	14	**94,704**	103,178
Leasehold land and land use rights	15	**10,057**	10,307
Investment properties	16	**18,542**	28,750
Interests in associates	18	**151,367**	156,892
Prepaid rental	19	**1,166**	1,903
Deferred product development costs	20	**8,387**	6,819
Available-for-sale financial assets	21	**33,612**	27,364
Loans receivable	22	**562**	1,000
		318,397	336,213
Current assets			
Properties held for sale	23	**5,439**	6,200
Financial assets at fair value through profit or loss	24	**13,217**	2,465
Inventories	25	**64,559**	67,540
Accounts receivable	26	**35,039**	62,892
Bills receivable		**978**	—
Loans receivable	22	**7,876**	6,046
Interest receivable on loans		**28**	12
Prepayments, deposits and other receivables	27	**26,933**	52,720
Cash and cash equivalents	28	**619,730**	396,775
		773,799	594,650
LIABILITIES			
Current liabilities			
Accounts payable	29	**82,899**	71,658
Other payables and accruals		**31,068**	40,017
Tax payable		**21,667**	20,369
		135,634	132,044
Net current assets		**638,165**	462,606
Total assets less current liabilities		**956,562**	798,819
Non-current liabilities			
Provision for long service payments	30	**570**	570
Deferred tax liabilities	31	**1,319**	2,053
		1,889	2,623
NET ASSETS		**954,673**	796,196

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
CAPITAL AND RESERVES			
Issued capital	32	**8,991**	2,861
Reserves	33(a)	**936,783**	781,252
Equity attributable to equity holder of the Company		**945,774**	784,113
Minority interests		**8,899**	12,083
Total equity		**954,673**	796,196

Approved and authorised for issue by the board of directors on 23 April, 2007

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 30 to 93 form an integral part of these financial statements.

BALANCE SHEET

As at 31 December 2006

	Note	**2006 HK$'000**	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	14	**—**	7
Interests in subsidiaries	17	**438,465**	350,360
		438,465	350,367
Current assets			
Prepayments, deposits and other receivables		**729**	980
Tax récoverable		**14**	14
Cash and cash equivalents	23	**360,959**	264,062
		361,702	265,056
LIABILITIES			
Current liabilities			
Other payables and accruals		**2,692**	1,889
Net current assets		**359,010**	263,167
Total assets less current liabilities		**797,475**	613,534
Non-current liabilities			
Provision for long service payments	30	**230**	230
NET ASSETS		**797,245**	613,304
CAPITAL AND RESERVES			
Issued capital	32	**8,991**	2,861
Reserves	33(b)	**788,254**	610,443
Total equity		**797,245**	613,304

Approved and authorised for issue by the board of directors on 23 April, 2007

On behalf of the board

Yau Tak Wah, Paul	**Louie Mei Po**
Director	*Director*

The notes on pages 30 to 93 form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2006

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Investment property reserve HK$'000	Fair value reserve for available-for-sale financial assets HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
– Opening adjustments for the adoption of													
– HKAS 40	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
– HKFRS 3	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
As restated	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
Arising from revaluation of leasehold buildings	–	–	–	–	–	–	6	–	–	–	6	–	6
Increase in fair value of available- for- sale financial assets	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
Exchange realignment	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
Net gains and losses not recognised in the income statement	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
Profit/(loss) for the year	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
At 31 December 2005 and 1 January 2006	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Arising from revaluation of leasehold buildings	–	–	–	–	–	–	707	–	–	–	707	–	707
Increase in fair value of available- for- sale financial assets	–	–	–	–	–	–	–	–	6,248	–	6,248	–	6,248
Exchange realignment	–	–	(2)	–	–	–	–	–	–	–	(2)	–	(2)
Net gains and losses not recognised in the income statement	2,861	200,556	(1,033)	801	283,208	77	713	–	21,868	282,015	791,066	12,083	803,149
Issue of shares	3,576	169,853	–	–	–	–	–	–	–	–	173,429	–	173,429
Share issue expense	–	(2,496)	–	–	–	–	–	–	–	–	(2,496)	–	(2,496)
Bonus shares	2,554	(2,554)	–	–	–	–	–	–	–	–	–	–	–
Loss for the year	–	–	–	–	–	–	–	–	–	(16,225)	(16,225)	(3,184)	(19,409)
At 31 December 2006	8,991	365,359	(1,033)	801	283,208	77	713	–	21,868	265,790	945,774	8,899	954,673

The notes on pages 30 to 93 form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
LOSS BEFORE TAXATION		**(16,444)**	(3,008)
Adjustments for:			
Reversal of previous revaluation deficits of leasehold buildings, net		—	(5,270)
Write back of provision against properties held for sale		—	(200)
Share of profits less losses of associates		—	(1,997)
Bank interest income		**(21,383)**	(9,025)
Other interests income		**(16)**	(7,102)
Dividend income from financial asset through profit and loss		**(288)**	(106)
Gain on disposal of controlling interest in Swank	41(a)	—	(42,244)
Gain on disposal of a subsidiary	41(b)	**(557)**	—
Gain on deregistration of subsidiaries		—	(2,973)
Impairment loss on interest in associates		**5,525**	—
(Gain)/loss on disposal of properties held for sale		**(5)**	143
Depreciation on property, plant and equipment		**23,021**	26,539
Amortisation of leasehold land and land use rights		**250**	252
Amortisation of prepaid rental		**737**	737
Amortisation of deferred product development costs		**1,921**	1,641
Write back of provision for impairment loss on inventories		**(661)**	—
Provision for inventories		—	1,190
Impairment loss on a loan receivable		**1,500**	45,000
Loss on disposal of property, plant and equipment		**356**	44
Impairment loss on accounts receivable		**6,042**	—
Gain in value of financial assets at fair value through profit or loss		**(987)**	—
Gain on disposal of financial asset at fair value through profit or loss		**(4,710)**	(72)
Gain on disposal of investment properties		—	(2,715)
Net loss arising from fair value change of investment properties		**889**	490
Operating (loss)/profit before working capital changes		**(4,810)**	1,324
Additions to deferred product development costs		**(3,489)**	(2,599)
Increase in balances with associates, net		—	(2,183)
Decrease in financial assets at fair value through profit or loss		—	4,122
Decrease/(increase) in inventories		**3,642**	(6,542)
Decrease in accounts receivable		**21,811**	9,081
(Increase)/decrease in bills receivable		**(4,308)**	574
Decrease/(increase) in loans receivable		**6,323**	(48,979)
Decrease in interest receivable on loans		—	7
Decrease/(increase) in prepayments, deposits and other receivables		**25,787**	(20,156)
Increase/(decrease) in accounts payable		**11,241**	(683)
(Decrease)/increase in other payables and accruals		**(8,949)**	19,508
Cash generated/(used) from operations		**47,248**	(46,526)
Income tax paid		**(1,844)**	(1,503)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES		**45,404**	(48,029)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(14,479)**	(9,632)
Proceeds from disposal of property, plant and equipment		**281**	543
Purchase of investment properties		**(17,572)**	(6,740)
Proceeds from disposal of investment properties		**5,241**	73,215
Purchase of available-for-sale financial assets		**—**	(11,744)
Purchase of properties held for sale		**(5,439)**	(5,870)
Proceeds from disposal of properties held for sale		**6,205**	5,727
Purchase of financial assets at fair value through profit or loss		**(61,089)**	—
Proceeds from disposal of financial asset at fair value through profit and loss		**56,034**	976
Dividend received from financial assets through profit or loss		**288**	106
Interest received		**21,383**	9,025
Net cash outflow from disposal of controlling interest in Swank	41(a)	**—**	(8,526)
Net cash inflow from disposal of a subsidiary	41(b)	**15,765**	—
NET CASH INFLOW FROM INVESTING ACTIVITIES		**6,618**	47,080
FINANCING ACTIVITIES			
Net cash inflow from share issue		**173,429**	—
Share issue expense		**(2,496)**	—
NET CASH INFLOW FROM FINANCING ACTIVITIES		**170,933**	—
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**222,955**	(949)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**396,775**	397,724
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		**619,730**	396,775

The notes on pages 30 to 93 form an integral part of these financial statements.

1. BASIS OF PREPARATION

a) General

The Company is incorporated in the Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section to the annual report.

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. There were no significant changes in the nature of the Group's principal activities during the year.

b) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collectively include all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Note 3 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

b) Basis of presentation of financial statements

The financial statements are in Hong Kong dollars ("HK$"), rounded to the nearest thousand. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

— financial instruments classified, as available-for-sale investments (see note 2(e)), as certain buildings (see note 2(g)), as investment properties (see note 2(f)), as properties held for sales (see note 2(k)) or as financial assets at fair value through profit or loss (see note 2(e)).

The consolidated financial statements for the year ended 31 December 2006 comprise the Company and its subsidiaries.

The preparation of financial statements in conformity to HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 4.

c) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

c) Subsidiaries *(Continued)*

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any future losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(l)(ii)).

d) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is classified as held for sale (see note 2(e)).

The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year (see note 2(1)(i)). When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

e) Other investment in debit and equity securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit and loss.

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost less impairment losses (see note 2(l)(i)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(l)(i)).

Other investments in securities which do not fall into any of the above categories are classified as available-for-sale investments and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses in respect of monetary items such as debt securities which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised or impaired (see note 2(l)(i)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group and/or the Company commits to purchase/sell the investments or they expire.

f) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest to earn rental income, for capital appreciation or for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(t)(vii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(j).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

f) Investment properties *(Continued)*

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

g) Property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(l(ii)).

— buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 2(j)); and

— other items of plant and equipment.

Changes arising on the revaluation of properties held for own use are generally dealt with in reserves. The only exceptions are as follows:

— when a deficit arises on revaluation, it will be charged to profit or loss to the extent that it exceeds the amount held in the reserve in respect of that same asset immediately prior to the revaluation; and

— when a surplus arises on revaluation, it will be credited to profit or loss to the extent that a deficit on revaluation in respect of that same asset had previously been charged to profit or loss.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the profit or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

g) Property, plant and equipment *(Continued)*

Depreciation is calculated to write off the cost of valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

—	Buildings situated on leasehold land	25 years
—	Leasehold improvements	2 - 20 years
—	Plant and machinery	5 - 15 years
—	Furniture, fixtures and office equipment	5 - 10 years
—	Motor vehicles	5 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

h) Construction-in-progress

Construction-in-progress represents plant and properties under construction and equipment pending installation, and is stated at cost less impairment losses (see note 2(l)(ii)). Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction-in-progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant authorities in the PRC.

i) Deferred product development costs

Research and development expenditures

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Expenditure on development activities is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes the costs of materials, direct labour, and an appropriate proportion of overheads and borrowing costs, where applicable. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note 2(l)(ii)). Other development expenditure is recognised as an expense in the period in which it is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

i) Deferred product development costs *(Continued)*

Research and development expenditures (Continued)

Amortisation of intangible assets with finite useful lives is charged to income statement on a straight-line basis over the assets' estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

—	capitalised development costs	7 years

Both the period and method of amortisation are reviewed annually.

j) Leases

Leases are classified as finance leases whenever the terms of lease transfer substantially all the risks and rewards of ownership to the leasee. All other leases are classified as operating leases.

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term.

k) Properties held for sale

Properties held for sale are stated at the lower of carrying amount and net realisable value. Carrying amount is the lower of cost less impairment losses and valuation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

l) Impairment of assets

i) *Impairment of investments in debt and equity securities and other receivables*

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses to equity securities are not reversed.

— For trade and other current receivables financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. effective interest rate computed at initial recognition of these assets), where the effect of discounting is immaterial.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

— For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on the asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognsied in profit or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

l) Impairment of assets *(Continued)*

ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment (other than properties carried at revalued amounts);
- leasehold land and land use rights classified as being held under an operating lease;
- deferred product development costs;
- investments in subsidiaries;
- interests in associates.

If any such indication exists, the asset's recoverable amount is estimated. In addition, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then , to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

l) Impairment of assets *(Continued)*

ii) Impairment of other assets (Continued)

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of available-for-sale investments and unquoted equity securities carried at costs are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

m) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

n) Accounts and other receivables

Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(l)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(l)).

o) Accounts and other payables

Accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

q) Employee benefits

i) Short term employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

ii) Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

q) Employee benefits *(Continued)*

iii) Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of probable future long services payments expected to be made. The provision is based on the best estimate of the probable future payments which has been earned by the employees from their service to the Group to the balance sheet date.

iv) Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basis salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

v) Share-based employee compensation

All share-based payment arrangements granted after 7 November 2002 are recognised in the consolidated financial statements. The Group operates equity settled share-based compensation plans for remuneration of its employees.

All employee services received in exchange for the grant of any share-based compensation are measured at their fair values. These are indirectly determined by reference to the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

q) Employee benefits *(Continued)*

v) Share-based employee compensation (Continued)

All share-based compensation is ultimately recognised as an expense in income statement with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. No adjustment to expense recognised in prior periods is made if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the share issued are reallocated to share capital with any excess being recorded as additional paid-in capital.

r) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

r) Income tax *(Continued)*

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

— the same taxable entity; or

— different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

s) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

t) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i) Sale of goods

When the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

ii) Interest income

Interest income is recognised as it accrues using the effective interest method;

iii) Sales of listed equity investments

Trading fees and trading tariff on securities are recognised on a trade date basis;

iv) Sales of properties

Revenue arising from the sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits and instalments received.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

t) Revenue recognition *(Continued)*

v) Dividends

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

vi) Income from provision of management services

Revenue from maintenance and other services is recognised at the time when the service is performed.

vii) Rental income from operating leases

Rental income receivable under operating leases is recognised in profit or loss in equal installments over the periods covered by the lease term, except where an alternative.

Basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

u) Translation of foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in HK$, which is the Group's presentation currency. The functional and presentation currencies of the Company are HK$. The reason for using HK$ as a presentation currency of the Company is that the functional currency of the substantive entities within the Group is HK$.

Foreign currency transactions during the year are translated into HK$ at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into HK$ at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

u) Translation of foreign currencies *(Continued)*

The results of foreign operations are translated into HK$ at the exchange rates approximately the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into HK$ at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

v) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

ii) the Group and the party are subject to common control;

iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financial expenses.

3. CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

Note 2 summarises the significant accounting policies of the Group after the adoption of these developments to the extent that they are relevant to the Group. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 39) except for HK(IFRIC) 10, Interim financial reporting and impairment, which is effective for annual periods beginning on or after 1 November 2006.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

a) Estimate of fair value of investment properties

Investment properties were revalued at the balance sheet date on market value existing use basis by an independent firm of qualified professional valuers or determined by the directors of the Company. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. In making the judgment, the Group considers information from current prices in an active market for similar properties and uses assumptions that are mainly based on market conditions existing at each balance sheet date.

b) Fair value of financial instruments

Financial instruments such as interest rate, foreign exchange and equity derivative instruments are carried at the balance sheet at fair value. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the market values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgement by management, which may result in significantly different fair values and results. All significant financial valuation models are strictly controlled and regularly recalibrated and vetted.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY *(Continued)*

c) Provision for bad and doubtful debts

Note 3 describes that accounts and other receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest method. Appropriate provision for estimated irrecoverable amounts is recognised in the income statement when there is objective evidence that the receivables are not recoverable.

Management considered detailed procedures have been in place to monitor this risk as a significant proportion of the Company's majority of working capital is devoted to accounts and other receivables. In determining whether provision on accounts and other receivables occurred, the Company takes into consideration the ageing status and the likelihood of collection. Provision for bad and doubtful debts are recognised when they are unlikely to be collected. The measurement of provision requires the Company to estimate the future cash flows expected to be collected. In this regard, the directors of the Company are satisfied that this risk is minimal and adequate provision has been made in the financial statements in light of the historical records of the Company and the current economic environment.

d) Recoverability of deferred product development costs

During the year, the management reconsidered the recoverability of its internally and externally-generated intangible asset arising from the Group's product development expenditure, which is included in its consolidated balance sheet at 31 December 2006 at HK$8,387,000 (2005: HK$6,819,000). The project continues to progress in a satisfactory manner, and customer reaction has reconfirmed management's previous estimates of anticipated revenues from the project. However, keen competition has caused management to reconsider its assumptions regarding future market shares and anticipated margins on these products. Cash flow forecasts have been carried out and management is confident that the carrying amount of the asset will be recovered in full, even if returns are reduced. This situation will be closely monitored, and adjustments made in future periods if future market activity indicates that such adjustments are appropriate.

e) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognised liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating business are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

a) The electronic products segment consists of the manufacture and sale of electronic products;

b) The PCBs segment consists of the manufacture and sale of PCBs;

c) The electronic components and parts segment consists of the trading and distribution of electronic components and parts;

d) The listed equity investments segment consists of the trading of listed equity investments;

e) The provision of finance segment consists of the provision of loan financing services; and

f) The optical products segment consists of the manufacture and sale of optical products.

5. SEGMENT INFORMATION *(Continued)*

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Segment revenue																
Sales to eternal customers	353,721	386,411	104,308	95,777	–	–	56,034	7,342	333	296	–	64,045	–	–	514,396	553,871
Inter-segment sales	–	–	–	–	16,860	20,066	–	–	1,561	4,439	–	–	(18,421)	(24,505)	–	–
Other revenue	2,094	2,795	5,029	2,963	253	–	–	132	–	89	–	10,832	(253)	–	7,123	16,811
Total	355,815	389,206	109,337	98,740	17,113	20,066	56,034	7,474	1,894	4,824	–	74,877	(18,674)	(24,505)	521,519	570,682
Segment results	4,646	18,489	(23,844)	(19,739)	97	(223)	2,227	(3,033)	(5,924)	(4,032)	–	(2,098)	(1,763)	(4,469)	(24,561)	(15,105)
Interest, dividend income and unallocated gains															23,946	9,385
Gain/(Loss) on disposal of properties held for sale															5	(143)
Gain on disposal of controlling interest in Swark															–	42,244
Gain on disposal of a subsidiary															557	–
Gain on disposal of investment properties															–	2,715
Reversal of previous revaluation deficits of leasehold buildings, net															–	5,270
Write back of over-provision against properties held for sale															–	200
Net loss arising from fair value change of investment properties															(889)	(490)
Unallocated expenses															(8,477)	(4,081)
(Loss)/Profit from operating activities															(9,419)	33,995
Impairment loss on a loan receivable															(1,500)	(45,000)
Impairment loss on interest in associates															(5,525)	–
Share of results of associates															–	1,997
Loss before taxation															(16,444)	(3,008)
Taxation															(2,965)	(1,520)
Loss for the year															(19,409)	(4,528)

5. SEGMENT INFORMATION *(Continued)*

a) Business segments *(Continued)*

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	218,067	228,602	82,368	110,409	55	3,909	185,996	40,704	13,913	51,769	–	–	–	(56,676)	500,399	378,717
Interests in associates	–	–	–	–	–	–	–	–	–	–	151,367	156,892	–	–	151,367	156,892
Unallocated assets	–	–	–	–	–	–	–	–	–	–	–	–	–	–	440,430	395,254
Total															1,092,196	930,863
Segment liabilities	73,442	44,170	57,661	67,895	2,578	3,875	10	11	112	122	–	–	–	(29,000)	133,201	107,073
Unallocated liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–	–	4,322	27,594
Total liabilities															137,523	134,667
Other segment information																
Depreciation on property, plant and equipment	10,408	11,986	10,317	9,267	–	–	–	–	–	–	–	3,798	–	–	20,725	25,051
Unallocated amounts															2,296	1,488
															23,021	26,539
Capital expenditure	3,702	3,820	10,043	3,696	–	–	–	–	–	–	–	832	–	–	13,750	8,348
Unallocated amounts															729	1,284
															14,479	9,632
Impairment loss on a loan receivable	–	–	–	–	–	–	–	–	(1,500)	(45,000)	–	–	–	–	(1,500)	(45,000)
Write-back of overprovision against properties held for sale	–	–	–	–	–	–	–	200	–	–	–	–	–	–	–	200
Impairment loss for accounts receivable	(34)	–	(6,008)	–	–	–	–	–	–	–	–	–	–	–	(6,042)	–
Provision for inventories	–	(650)	–	(540)	–	–	–	–	–	–	–	–	–	–	–	(1,190)
Reversal of previous revaluation deficits of leasehold buildings, net	–	1,530	–	–	–	–	–	–	–	–	–	–	–	–	–	1,530
Unallocated amounts															–	3,740
															–	5,270
Net loss arising from fair value change of investment properties															(669)	(490)
Unallocated amounts	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

5. SEGMENT INFORMATION *(Continued)*

b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:												
Sales to external customers	**34,147**	51,357	**103,186**	130,442	**179,952**	146,836	**175,908**	196,340	**21,203**	28,896	**514,396**	553,871

	Hong Kong		Mainland China		Others		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Other segment information:								
Segment assets	**754,480**	532,496	**164,980**	197,662	**21,369**	43,813	**940,829**	773,971
Interests in associates	**—**	—	**—**	—	**151,367**	156,892	**151,367**	156,892
							1,092,196	930,863
Capital expenditure	**941**	1,945	**11,401**	5,787	**2,137**	1,900	**14,479**	9,632

6. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

Revenue from the following activities has been included in turnover:

	2006 HK$'000	2005 HK$'000
Manufacture and sale of electronic products	**353,721**	386,411
Manufacture and sale of PCBs	**104,308**	95,777
Trading of listed equity investments	**56,034**	7,342
Provision of loan financing	**333**	296
Manufacture and sale of optical products	**—**	64,045
	514,396	553,871

7. OTHER REVENUE

	2006 HK$'000	2005 HK$'000
Bank interest income	**21,383**	9,025
Gain on deregistration of subsidiaries	**—**	2,973
Dividends income from listed investments	**288**	106
Sales of obsolete inventories	**78**	558
Management fee received	**—**	256
Product development income	**2,160**	2,520
Rental income	**144**	137
Sales of raw materials	**1,459**	1,084
Other interests earned	**16**	7,102
Compensation from vendors	**2,598**	308
Others	**2,943**	2,127
	31,069	26,196

8. (LOSS)/PROFIT FROM OPERATING ACTIVITIES

The Group's (loss)/profit from operating activities is arrived at after charging/(crediting):

	2006	2005
	HK$'000	HK$'000
Cost of inventories	**397,638**	466,424
Depreciation on property, plant and equipment	**23,021**	26,539
Amortisation of leasehold land and land use rights	**250**	252
Amortisation of prepaid rental	**737**	737
Amortisation of deferred product development costs	**1,921**	1,641
Minimum lease payments under operating leases:		
Land and buildings	**5,729**	7,876
Office equipment	**—**	209
Staff costs (including directors' remuneration — note 9):		
Wages and salaries	**80,267**	91,117
Pension contributions	**1,343**	1,443
Less: Forfeited contributions	**—**	—
	1,343	1,443
	81,610	92,560
Auditors' remuneration	**900**	880
Impairment loss for accounts receivable	**6,042**	—
Provision for inventories	**—**	1,190
Loss on disposal of property, plant and equipment	**356**	44
Exchange gain, net	**(1,063)**	(653)
Gain on disposal of financial assets at fair value through profit or loss	**(4,710)**	(72)

The cost of inventories sold includes HK$45,486,000 (2005: HK$62,754,000) relating to direct staff costs, provision against inventories, amortisation of prepaid rental, amortisation of deferred product development costs, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

At 31 December 2006, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2005: Nil).

9. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

Directors' emoluments

The remuneration of every director for the year ended 31 December 2006 is set out below:

Name of director	Fees HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Other benefits HK$'000	Employer's contribution to pension scheme HK$'000	Total HK$'000
Executive Directors						
Yau Tak Wah, Paul	—	1,997	800	—	90	2,887
Louie Mei Po	—	1,560	—	—	54	1,614
Wong Shin Ling, Irene	—	780	—	—	39	819
Tam Wing Kin	—	819	—	—	37	856
Independent non-executive Director						
Cheung Chung Leung, Richard	150	—	—	—	—	150
Ng Wai Hung	180	—	—	—	—	180
Wu Wang Li	120	—	—	—	—	120
	450	5,156	800	—	220	6,626

9. DIRECTORS' REMUNERATION *(Continued)*

Directors' emoluments *(Continued)*

The remuneration of every director for the year ended 31 December 2005 is set out below:

Name of director	Fees	Salary	Discretionary bonuses	Other benefits	Employer's contribution to pension scheme	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Executive Directors						
Yau Tak Wah, Paul	—	1,847	150	—	90	2,087
Louie Mei Po	—	1,430	150	—	68	1,648
Wong Shin Ling, Irene	—	780	—	—	39	819
Tam Wing Kin	—	819	13	—	42	874
Tam Ping Wah (resigned on 1 June 2005)	—	400	—	—	—	400
Independent non-executive Director						
Cheung Chung Leung, Richard	150	—	—	—	—	150
Ng Wai Hung	180	—	—	—	—	180
Wu Wang Li	120	—	—	—	—	120
	450	5,276	313	—	239	6,278

10. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2005: three) directors, details of whose remuneration are set out in note 9 above. The details of the remuneration of the remaining three (2005: two) non-director, highest paid employees for the year are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**3,116**	1,903
Pension contributions	**121**	73
	3,237	1,976

10. FIVE HIGHEST PAID EMPLOYEES *(Continued)*

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2006	2005
	HK$'000	HK$'000
Nil — HK$1,000,000	**—**	1
HK$1,000,001 — HK$1,500,000	**3**	1
	3	2

11. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2006	2005
	HK$'000	HK$'000
Current tax		
Hong Kong		
— Current year provision	**635**	1,602
— Underprovision/(Overprovision) in prior year	**2,507**	(393)
Mainland China	**—**	1,380
	3,142	2,589
Deferred tax (note 31)	**(177)**	(1,069)
Total tax charge for the year	**2,965**	1,520

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concessions for Yifu and Gaojin have expired. Pursuant to a further tax concession granted to high technology enterprises, the income tax rate applicable to Yifu remained at 15% for 2006 (2005: 15%). Gaojin began its first profitable year as the year ended 31 December 2002 and entitled to the 50% relief on the income tax. The income tax applicable rate to Gaojin is 15% for 2006 (2005: 15%).

11. TAXATION *(Continued)*

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and associates are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Loss before taxation	**(16,444)**	(3,008)
Tax at the statutory tax rate	**2,878**	(526)
Effect of different taxation rates in other countries	**(5,806)**	4,748
Adjustments in respect of current tax of previous years	—	(393)
Income not subject to taxation	**(6,275)**	(8,668)
Expenses not deductible for taxation	**6,219**	6,745
Tax losses utilised from previous years	**(561)**	(386)
Tax losses not provided for the current year	**4,034**	—
Others	**2,476**	—
Tax charge at the Group's effective rate	**2,965**	1,520

12. (LOSS)/PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The (loss)/profit attributable to equity holders of the Company for the year ended 31 December 2006 dealt with in the financial statements is HK$13,008,000 (2005: HK$5,501,000).

13. (LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity holders of the Company for the year of HK$16,225,000 (2005: profit of HK$4,779,000) and the weighted average of 165,608,961 (2005 as restated: 93,900,769 to reflect the effect of the open offer, the bonus issue and the share consolidation as stated in note 32.

A diluted (loss)/earnings per share for the year ended 31 December 2006 and 2005 has not been disclosed as no diluting events existing during both years.

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings		Leasehold improvements		Plant and machinery		Furniture, fixtures & office equipments		Motor vehicles		Construction-in-progress		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Cost or valuation														
At 1 January, as previously reported	**34,630**	39,100	**49,834**	49,619	**147,292**	188,242	**25,218**	50,151	**1,326**	3,335	**–**	–	**258,300**	330,447
Effect on adopting HKAS 17	**–**	(8,440)	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(8,440)
	34,630	30,660	**49,834**	49,619	**147,292**	188,242	**25,218**	50,151	**1,326**	3,335	**–**	–	**258,300**	322,007
Additions	**–**	–	**414**	1,095	**6,865**	6,306	**1,137**	1,251	**307**	980	**5,756**	–	**14,479**	9,632
Disposals	**–**	–	**(185)**	(880)	**(420)**	(736)	**(484)**	(306)	**–**	(800)	**–**	–	**(1,089)**	(2,722)
Disposals of subsidiaries	**–**	–	**–**	–	**–**	(46,520)	**–**	(25,878)	**–**	(2,189)	**–**	–	**–**	(74,587)
(Surplus)Deficit on revaluation	**(930)**	3,970	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**(930)**	3,970
At 31 December	**33,700**	34,630	**50,063**	49,834	**153,737**	147,292	**25,871**	25,218	**1,633**	1,326	**5,756**	–	**270,760**	258,300
Accumulated depreciation														
At 1 January, as previously reported	**–**	–	**28,681**	25,422	**106,528**	105,196	**19,891**	27,802	**24**	2,616	**–**	–	**155,124**	161,036
Effect on adopting HKAS 17	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
	–	–	**28,681**	25,422	**106,528**	105,196	**19,891**	27,802	**24**	2,616	**–**	–	**155,124**	161,036
Provided during the year	**1,637**	1,306	**4,279**	4,139	**14,400**	16,793	**2,239**	3,905	**466**	396	**–**	–	**23,021**	26,539
Disposals	**–**	–	**(52)**	(880)	**–**	(192)	**(400)**	(263)	**–**	(800)	**–**	–	**(452)**	(2,135)
Disposals of subsidiaries	**–**	–	**–**	–	**–**	(15,269)	**–**	(11,554)	**–**	(2,189)	**–**	–	**–**	(29,012)
Write-back on revaluation	**(1,637)**	(1,306)	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**(1,637)**	(1,306)
At 31 December	**–**	–	**32,908**	28,681	**120,928**	106,528	**21,730**	19,890	**490**	23	**–**	–	**176,056**	155,122
Net book value														
At 31 December	**33,700**	34,630	**17,155**	21,153	**32,809**	40,764	**4,141**	5,328	**1,143**	1,303	**5,756**	–	**94,704**	103,178
An analysis of cost or valuation														
At cost	**–**	–	**50,063**	49,834	**153,737**	147,292	**25,871**	25,218	**1,633**	1,326	**5,756**	–	**237,060**	223,670
At valuation	**33,700**	34,630	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**33,700**	34,630
	33,700	34,630	**50,063**	49,834	**153,737**	147,292	**25,871**	25,218	**1,633**	1,326	**5,756**	–	**270,760**	258,300

14. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

Company

	Leasehold improvements		Furniture and fixtures		Total	
	2006	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Cost						
At 1 January and 31 December	**13**	13	**144**	144	**157**	157
Accumulated depreciation						
At 1 January	**13**	10	**137**	120	**150**	130
Provided during the year	**—**	3	**7**	17	**7**	20
At 31 December	**13**	13	**144**	137	**157**	150
Net book value						
At 31 December	**—**	—	**—**	7	**—**	7

The Group's leasehold buildings have been revalued on an open market value basis, based on their existing use, by B.I. Appraisals Limited, an independent firm of qualified professional valuers, on 31 December 2006 at HK$33,700,000 (2005: HK$34,630,000). No revaluation surplus (2005: HK$5,270,000) resulting from these valuations have been credited to income statement as a reversal of previous revaluation deficits of leasehold buildings. Revaluation surplus of HK$707,000 (2005: HK$6,000) has credited to the property revaluation reserve.

Had the Group's leasehold buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$23,266,000 (2005: HK$24,903,000).

Certain of the Group's leasehold buildings were pledged to secure banking facilities granted to the Group. The net book value of the pledged assets included in the total amount of property, plant and equipment at 31 December 2006 amounted to HK$12,800,000 (2005: HK$13,830,000).

15. LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2006	2005
	HK$'000	HK$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	**7,766**	7,955
Outside Hong Kong, held on:		
Leases of between 10 to 50 years	**2,291**	2,352
	10,057	10,307

	2006	2005
	HK$'000	HK$'000
Opening	**10,307**	10,559
Amortisation	**(250)**	(252)
Net book value	**10,057**	10,307

At 31 December 2006, certain of the Group's leasehold land with net book value of HK$7,766,000 (2005: HK$7,955,000) was pledged to secure banking facilities granted to the Group.

16. INVESTMENT PROPERTIES

Group

	2006 HK$'000	2005 HK$'000
At 1 January	**28,750**	93,000
Additions	**17,572**	6,740
Disposal	**(5,241)**	(70,500)
Disposal of a subsidiary	**(21,650)**	—
Net loss arising from fair value change	**(889)**	(490)
At 31 December	**18,542**	28,750

Investment property with fair value of HK$18,542,000 was revalued at its open market value at 31 December 2006 by B.I. Appraisals Limited, an independent firm of qualified professional valuers. The fair values of the Group's other investment properties as at 31 December 2006 have been determined by the directors of the Company, no valuation has been performed by independent qualified professional valuers. The valuation performed by the directors of the Company was arrived at by reference to recent market prices for similar properties.

All investment properties are held under long-term lease in Hong Kong.

17. INVESTMENT IN SUBSIDIARIES

	Company	
	2006 HK$'000	2005 HK$'000
Unlisted shares, at cost	**93,316**	93,316
Due from subsidiaries	**393,671**	298,444
Due to subsidiaries	**(9,894)**	(2,772)
	477,093	388,988
Provisions for impairment	**(38,628)**	(38,628)
	438,465	350,360

17. INVESTMENT IN SUBSIDIARIES *(Continued)*

Particulars of the subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the company		Principal activities
			2006	2005	
Active Base Limited	Hong Kong	HK$2	**100%**	100%	Provision of loan financing
Allied Trade Limited	The British Virgin Islands	US$1	**100%**	100%	Investment holding
Allied Success Inc.	The British Virgin Islands	US$10,000	**88%**	88%	Investment holding
Connion Limited	Hong Kong	HK$2	**100%**	100%	Securities investment and property holding
E-Top PCB Limited	Hong Kong	HK$100	**57%**	57%	Trading of printed circuit boards
Eastec Purchasing Limited	The British Virgin Islands/ Japan	US$1	**100%**	100%	Trading of electronic components and parts
Eastec Technology Limited	Hong Kong	HK$2	**100%**	100%	Trading of electronic components and parts
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	**100%**	100%	Investment holding

17. INVESTMENT IN SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the company 2006	2005	Principal activities
Electronics Tomorrow Limited	Hong Kong	HK$500,000	**100%**	100%	Manufacture and sale of electronic products
Electronics Tomorrow Manufactory Inc.	The British Virgin Islands	US$350	**57%**	57%	Investment holding
Fortune Dynamic Group Corporation	The British Virgin Islands	US$1	**100%**	100%	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	**100%**	100%	Investment holding
Issegon Company Limited	Hong Kong	HK$300,000	**100%**	100%	Investment holding
Master Base Limited	The British Virgin Islands	US$1	**100%**	100%	Investment holding
Fortune Overseas Investment Holdings Limited (Formerly known as "Maxwood Limited")	Hong Kong	HK$2	**100%**	100%	Securities holding
Plentiful Light Limited	The British Virgin Islands/ The PRC	US$100	**57%**	57%	Manufacture of printer circuit boards
Probest Holdings Inc.	The British Virgin Islands	US$1	**100%**	100%	Investment holding

17. INVESTMENT IN SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the company 2006	2005	Principal activities
Dongguan Yifu Circuit Board Factory ("Yifu") (i)	The PRC	HK$87,500,000	**50%**	48%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Company Limited ("Gaojin") (ii)	The PRC	US$5,000,000	**100%**	100%	Manufacture of electronic products
Electronics Tomorrow Holdings Corporation	The British Virgin Islands	US$100	**100%**	100%	Investment holding
ETL (Macao) Commercial Offshore Limited	Macau	MOP500,000	**100%**	100%	Trading of electronic components and parts
Team Force Corporation	The British Virgin Islands	US$100	**100%**	100%	Investment holding
Electronics Tomorrow Property Holdings Limited	The British Virgin Islands	US$100	**100%**	100%	Investment holding
Account Centre Limited	Hong Kong	HK$2	**100%**	100%	Provision of accountancy services to group companies
Maxson Services Limited	Hong Kong	HK$2	**100%**	100%	Provision of accountancy and management services to group companies

17. INVESTMENT IN SUBSIDIARIES *(Continued)*

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the company 2006	2005	Principal activities
Eastec Property Holdings Limited	Hong Kong	HK$100	**100%**	100%	Provision of loan financing
Art Ray Investments Limited	Hong Kong	HK$1	**100%**	100%	Property holding
Merit Style Development Limited	Hong Kong	HK$1	**100%**	100%	Property holding
兆和(上海)投資諮詢有限公司	The PRC	US$140,000	**100%**	—	Provision of consultancy services

Other than Electronics Tomorrow International Limited, Fortune Dynamic Group Corporation and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

(i) Yifu is a Sino-foreign owned joint venture enterprise under the PRC law. In 2005, the Company has the power to cast the majority of votes at meetings of the board of directors of the entity and therefore it was regarded as a subsidiary of the Company.

(ii) Gaojin and 兆和 are registered as wholly foreign owned enterprises under the PRC law.

18. INTERESTS IN ASSOCIATES

	Group 2006 HK$'000	2005 HK$'000
Unlisted shares, at cost	—	—
Share of net assets	—	—
Due from associates	**47,716**	47,716
Promissory note	**119,388**	119,388
	167,104	167,104
Provision for impairment	**(15,737)**	(10,212)
	151,367	156,892

18. INTERESTS IN ASSOCIATES *(Continued)*

The amounts due from associates are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

The promissory note receivable from associate is unsecured, except for the guarantee given by Swank, with maturity date on 2 December 2007 and bearing interest at the rate equivalent to 1% over the prevailing Hong Kong prime rate per annum.

The amounts due to associates were unsecured, interest-free and had no fixed terms of repayment.

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation and operations	Nominal value of issued ordinary share capital/registered share capital	Percentage of equity attributable to the Group 2006	2005	Principal activities
Profitown Investment Corporation	Corporate	The British Virgin Islands	US$1,000	**30%**	30%	Investment holding
Shenzhen Henggang Swank Optical Industrial Company Limited ("Henggang")	Joint Venture Enterprise	The PRC	US$30,000,000	**24%**	24%	Manufacture of optical products
Dongguan De Bao Optical Company Limited ("De Bao")	Wholly Foreign Owned Enterprise	The PRC	HK$58,550,910	**15%**	15%	Manufacture of multi-coating lenses
Dongguan Hamwell Glasses Company Limited ("Hamwell")	Joint Venture Enterprise	The PRC	HK$62,504,800	**25%**	25%	Manufacture of optical products
Global Origin Limited	Corporate	Hong Kong	HK$75,000,000	**27%**	27%	Investment holding
Profit Trend International Limited	Corporate	Hong Kong	HK$1,000,000	**15%**	15%	Investment holding
Prowin Commercial & Industrial Limited	Corporate	Hong Kong	HK$2	**30%**	30%	Property holding in the PRC

18. INTERESTS IN ASSOCIATES *(Continued)*

(i) The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

(ii) De Bao is registered as a wholly foreign owned enterprise under the PRC Law.

(iii) Henggang and Hamwell are registered as joint venture enterprises under the PRC Law.

The summary of financial information in respect of the Group's associates is set out below:

	2006 **HK$'000**	2005 HK$'000
Total assets	**199,491**	216,822
Total (liabilities)/assets	**220,130**	199,029
Net (liabilities)/assets	**(20,639)**	17,793
Group's share of net (liabilities)/assets of associates	**(6,192)**	5,338
Turnover	**115,641**	82,938
Loss for the year/period	**28,787**	16,766
Group's share of results of associates for the year/period	**8,636**	5,030

The Group has discontinued recognition of its share of losses of certain associates. The amounts of unrecognised share of those associates, extracted from the relevant audited accounts of associates, both for the year or period and cumulatively, are as follows:

	2006 **HK$'000**	2005 HK$'000
Unrecognised share of results of associates for the year/period	**8,636**	5,030
Accumulated unrecognised share of results of associates	**13,666**	5,030

19. PREPAID RENTAL

	Group	
	2006	2005
	HK$'000	HK$'000
Cost		
At beginning and end of the year	**10,500**	10,500
Accumulated Amortisation		
At beginning of the year	**8,597**	7,860
Amortisation provided during the year	**737**	737
At end of the year	**9,334**	8,597
Net book value		
At end of the year	**1,166**	1,903

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

20. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2006	2005
	HK$'000	HK$'000
Cost		
At beginning of the year	**24,474**	21,875
Additions	**3,489**	2,599
At end of the year	**27,963**	24,474
Accumulated amortisation and impairment		
At beginning of the year	**17,655**	16,014
Amortisation provided during the year	**1,921**	1,641
At end of the year	**19,576**	17,655
Net book value		
At end of the year	**8,387**	6,819

21. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group	
	2006	2005
	HK$'000	HK$'000
Listed securities		
— Listed equity securities in Hong Kong (note (a))	**21,868**	15,620
Unlisted debt security		
— Debt security traded on inactive markets and of private issuers (note (b))	**11,744**	11,744
	33,612	27,364
Market value of listed securities	**21,868**	15,620

(a) Upon completion of disposal of Swank as further detailed in note 41(a) below, the Group will hold approximately 5% of the existing issued shares of Swank and the Group's interest in Swank has been classified as available-for-sale financial asset.

(b) The unlisted debt security has an effective interest rate of 12.5% and mature on 29 April 2010. The unlisted debt securities not publicly traded are secured by the issued capital of the issuer on a pro rata basis, and there is no material difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.

22. LOANS RECEIVABLE

	Group	
	2006	2005
	HK$'000	HK$'000
Secured		
— Moulin Loan (note (a))	**50,000**	50,000
— Others (note (b))	**4,809**	2,000
Unsecured (note (b))	**129**	46
	54,938	52,046
Provision for impairment (note (a))	**(46,500)**	(45,000)
	8,438	7,046
Less: Non-current portion	**(562)**	(1,000)
	7,876	6,046

22. LOANS RECEIVABLE *(Continued)*

(a) On 9 June 2005, Moulin Global Eyecare Holdings Limited ("Moulin"), before it went into liquidation, brought an action ("HCA 1083/2005") in the High Court of Hong Kong against Active Base Limited ("Active Base"), a wholly owned subsidiary of the Company, in respect of a loan agreement dated 24 February 2005 relating to a loan of HK$50 million ("Loan") and a debenture executed by Moulin. Moulin soughs for a declaration that the Loan and the debenture were invalid, unenforceable or otherwise not binding on itself and/or any liquidator. After commencement of HCA 1083/2005, Moulin went into liquidation and the liquidator of Moulin issued a Notice of Adjudication of Proof of Debt to reject Active Base's claims against Moulin as a secured creditor over the assets of Moulin under the said agreement and debenture. Active Base has filed an appeal ("HCCW 470/2005") against such decision and the Court has already given directions for the filing of evidence by the parties. In the circumstances HCA 1083/2005 was discontinued but the subject matters of the dispute there under will now be dealt with under HCCW 470/2005. As at the date hereof, no hearing date has been fixed yet.

However, the directors of the Company have also carefully considered the current progress on the realisation of assets by Moulin's provisional liquidators and the financial position of Moulin as released by Moulin up to the date of this report, and as a result, an additional impairment loss of HK$1,500,000 (2005: HK$ 45,000,000) has been recognised for the year. As at 31 December 2006, accumulated impairment loss of HK$46,500,000 (2005: HK$45,000,000) has been recognised against the Moulin Loan in these financial statements.

(b) The loans receivable bears interest ranging from 3% to 20% per annum (2005: from 3% to 12 % per annum) for the year.

23. PROPERTIES HELD FOR SALE

	Group	
	2006	2005
	HK$'000	HK$'000
At cost	**5,439**	6,333
Provision for impairment	—	(133)
	5,439	6,200

The properties held for sale are situated in Hong Kong and are held under medium term leases.

24. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group	
	2006	2005
	HK$'000	HK$'000
Listed equity securities held for trading at fair value	**7,622**	2,465
Unlisted investment in investment fund, at fair value	**5,595**	—
	13,217	2,465
Market value of listed securities	**7,622**	2,465

25. INVENTORIES

	Group	
	2006	2005
	HK$'000	HK$'000
Raw materials	**27,492**	37,577
Work in progress	**14,241**	17,720
Finished goods	**22,826**	12,243
	64,559	67,540

As at 31 December 2006 and 2005, all inventories are stated at cost.

26. ACCOUNTS RECEIVABLE

The ageing analysis of the Group's accounts receivable is as follows:

	2006		2005	
	HK$'000	**Percentage**	HK$'000	Percentage
Current to three months	**29,817**	**63**	48,196	70
Four to six months	**1,454**	**3**	106	0
Seven months to one year	**848**	**2**	943	1
Over one year	**15,139**	**32**	19,824	29
	47,258	**100**	69,069	100
Provision	**(12,219)**		(6,177)	
Total after provision	**35,039**		62,892	

Payment terms with customers are mainly on credit together with deposits. Invoices are normally payable from 30 to 120 days of issuance, except for certain well established customers. All of the trade and other receivables are expected to be recovered within one year.

The carrying amount of accounts receivable approximates their fair value.

Included in accounts receivable are the following amounts denominated in a currency other than the functional currency of the Group to which they relate:

	Group	
	2006	2005
	'000	'000
RMB	**323**	2,421
USD	**3,159**	4,936
JPY	**3,745**	2,820

27. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

At 31 December 2005, included in the balance is an amount of HK$ 20 million which represents the balance of the consideration on the disposal of controlling interest in Swank as referred to note 41(a) below. The directors consider that the balance of prepayments, deposits and other receivables approximate their fair value.

28. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following components:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash at bank and in hand	**96,591**	65,453	**642**	2,445
Short-term bank deposits	**523,139**	331,322	**360,317**	261,617
	619,730	396,775	**360,959**	264,062

The effective interest rate of short-term bank deposits is ranging from 3.18% to 5.18% per annum (2005: from 3.65% to 4.39% per annum). They have a maturity of 7 days and are eligible for immediate cancellation without receiving any interest for the last deposit period. The directors consider that the carrying amounts of these assets approximate their fair value.

	Group	
	2006	2005
	HK$'000	HK$'000
RMB	**2,121**	4,298
United States Dollars ("USD")	**33,557**	33,381
Euro ("EUR")	**10**	4
Macau Pataca ("MOP")	**42**	27

Other than disclosed above, cash and cash equivalents of approximately HK$356,067,000 (2005: HK$133,943,000) are denominated in HK$.

RMB is not a freely convertible currency in the international market. The exchange rate of RMB is determined by the Government of the PRC and remittance of these funds out of the PRC is subject to exchange restriction imposed by the Government of PRC.

29. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Current to three months	**52,751**	46,809
Four to six months	**8,412**	12,189
Seven months to one year	**14,156**	6,629
Over one year	**7,580**	6,031
	82,899	71,658

Accounts payable aged less than four months accounted for 64% (2005: 65%) of the total accounts payable.

The carrying amount of accounts payable approximates their fair value.

Included in accounts payable are the following amounts denominated in a currency other than the functional currency of the Group to which they relate:

	Group	
	2006	2005
	HK$'000	HK$'000
RMB	**20,194**	17,341
USD	**1,343**	1,022
JPY	**13,425**	5,640

30. PROVISION FOR LONG SERVICE PAYMENTS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
At beginning of year	**570**	949	**230**	230
Amount utilised during the year	**—**	(379)	**—**	—
At end of year	**570**	570	**230**	230

The Group provides for the probable future long service payments expected to be made to employees under the Hong Kong Employment Ordinance, as further explained under the heading "Employee benefits" in note 2(q)(iii) to the financial statements. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

31. DEFERRED TAX LIABILITIES

Group

	Accelerated tax depreciation	
	2006	2005
	HK$'000	HK$'000
At 1 January	**2,053**	3,122
Charge to equity for the year	**—**	—
Credit to income statement for the year	**(177)**	(1,069)
Disposal of a subsidiary	**(557)**	—
At 31 December	**1,319**	2,053

The Group has tax losses arising in Hong Kong of approximately HK$195,171,000 (2005: HK$142,700,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

32. ISSUED CAPITAL

During the year, the movement of share capital of the Company is as follows:

Pursuant to the circular dated 28 April 2006, ordinary resolutions for the open offer, the bonus issue and the share consideration were passed in the special general meeting of the Company held on 30 May 2006. As the open offer became unconditional on 20 June 2006, the number of issued share capital increased from 286,068,644 shares to 899,072,804 shares at HK$0.01 each by issuing 357,585,805 offer shares and 255,418,355 bonus shares. On 21 June 2006, the share consideration became effective, every 4 shares of the Company was consolidated into 1 consolidated share at HK$0.04 each. Then, the number of issued share capital of the Company became 224,768,201 shares at HK$0.04 each.

The movement of the Group's and the Company's share capital is as follows:

	Number of issued shares	HK$'000
As at 1 January 2005 and 1 January 2006, at HK$0.01 each	286,068,644	2,861
Issued of shares at HK$0.01 each by the open offer	357,585,805	3,576
Issued of shares at HK$0.01 each by the bonus issue	255,418,355	2,554
Consolidation of every 4 shares into 1 share	(674,304,603)	—
As at 31 December 2006 at HK$0.04 each	224,768,201	8,991

	Number of shares	HK$'000
Authorised :		
At 1 January 2006, ordinary shares of HK$0.01 each	50,000,000,000	500,000
and at 31 December 2006, ordinary shares of HK$0.04 each	12,500,000,000	500,000
Issued and fully paid :		
At 1 January 2006, at HK$0.01 each	286,068,644	2,861
and at 31 December 2006, at HK$0.04 each	224,768,201	8,991

33. RESERVES

(a) Group

	Attributable to equity holders of the Company											
	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Investment property reserve HK$'000	Fair value reserve for available-for-sale financial assets HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total reserves HK$'000
At 1 January 2005	200,556	1,942	801	283,208	77	–	7,963	–	242,243	736,790	21,136	757,926
– Opening adjustments for the adoption of												
– HKAS 40	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
– HKFRS 3	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
As restated	200,556	1,942	801	283,208	77	–	–	–	277,236	763,820	21,390	785,210
Arising from revaluation of leasehold buildings	–	–	–	–	–	6	–	–	–	6	–	6
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
Exchange realignment	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
Net gains and losses not recognised in the income statement	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
Profit/(loss) for the year	–	–	–	–	–	–	–	–	4,779	7,779	(9,307)	(4,528)
At 31 December 2005 and 1 January 2006	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	781,252	12,083	793,335
Arising from revaluation of leasehold buildings	–	–	–	–	–	707	–	–	–	707	–	707
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	6,248	–	6,248	–	6,248
Exchange realignment	–	(2)	–	–	–	–	–	–	–	(2)	–	(2)
Net gains and losses not recognised in the income statement	200,556	(1,033)	801	283,208	77	713	–	21,868	282,015	788,205	12,083	800,288
Issue of shares	169,853	–	–	–	–	–	–	–	–	169,853	–	169,853
Expenses for issue of shares	(2,496)	–	–	–	–	–	–	–	–	(2,496)	–	(2,496)
Bonus shares	(2,554)	–	–	–	–	–	–	–	–	(2,554)	–	(2,554)
Loss for the year	(2,554)	–	–	–	–	–	–	–	(16,225)	(16,225)	(3,184)	(19,409)
At 31 December 2006	365,359	(1,033)	801	283,208	77	713	–	21,868	265,790	936,783	8,899	945, 682

33. RESERVES *(Continued)*

(a) Group *(Continued)*

Notes:—

i) Share premium

The application of the share premium is governed by Sections 48B of the Hong Kong Companies Ordinance.

ii) Exchange fluctuation reserve

The exchange fluctuation reserve comprise all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign exchange differences arising from hedges of the net investment in theses foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 2(u).

iii) Contribution Surplus after 31 December 2000

The contribution surplus of the Company represent the surplus arising from the Group reorganisation in 2003.

33. RESERVES *(Continued)*

(b) Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2005	200,556	77	368,125	36,184	604,942
Profit for the year	—	—	—	5,501	5,501
At 31 December 2005 and at 1 January 2006	200,556	77	368,125	41,685	610,443
Issue of shares	169,853	—	—	—	169,853
Expenses for issue of shares	(2,496)	—	—	—	(2,496)
Bonus shares	(2,554)	—	—	—	(2,554)
Profit for the year	—	—	—	13,008	13,008
At 31 December 2006	365,359	77	368,125	54,693	788,254

The contribution surplus of the Company represents the excess of the fair value of the shares in relation to the shares of the subsidiaries acquired pursuant to the Group's reorganization at the time of the listing of the Company's shares, over the nominal value of the Company's shares issued in exchange therefore. The contribution surplus of the Company represents the surplus arising from the group reorganisation in 2003.

At 31 December 2006, the aggregate amount of reserve available for distribution to equity holders of the Company, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), was HK$422,818,000 (2005: HK$409,810,000). In addition, the Company's share premium account, in the amount of HK$365,359,000 may be distributed in the form of fully paid bonus shares.

34. SHARE OPTION SCHEME

The company operates a share option scheme (the "Tomorrow Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Tomorrow Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, suppliers of goods or services to the Group, customers of the Group, the Company's shareholders, and any minority shareholder of the Company's subsidiaries. The Tomorrow Scheme became effective on 29 May 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

34. SHARE OPTION SCHEME *(Continued)*

The maximum number of unexercised share options currently permitted to be granted under the Tomorrow Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the company in issue at the time of approving the Tomorrow Scheme. The maximum number of shares issuable under share options to each eligible participant in the Tomorrow Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the company, or to any of their associates, in excess of 0.1% of the shares of the company in issue at any time or with an aggregate value (based on the price of the company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Tomorrow Scheme at any time during a period not exceeding five years after the date when the option is granted and expiring on the last date of such period.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

No share options have been granted during the year and no share options outstanding as at the balance sheet date.

35. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the MPF Scheme vest immediately.

The Company's subsidiary established in the PRC participates in a mandatory central pension scheme organised by the PRC government for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the consolidated income statement as they become payable, in accordance with the rules of the scheme. The employer's contributions vest fully once they are made.

35. RETIREMENT BENEFITS SCHEME *(Continued)*

Under the above schemes, retirement benefits of existing and retired employees are payable by the relevant scheme administrators and the Group has no further obligations beyond the annual contributions.

The aggregate amounts of employer's contributions by the Group in respect of retirement benefits scheme dealt with in the consolidated income statement for the year are disclosed in note 8 to these financial statements.

The Group does not have any other pension schemes for its employees in respect of the subsidiaries outside Hong Kong and PRC. In the opinion of the directors of the Company, the Group did not have any significant contingent liabilities as at 31 December 2006 and 2005 in respect of the retirement of its employees.

36. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and price risk), credit risk, liquidity risk and interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

a) Market risk

i) Foreign currency risk

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily USD and RMB.

As the estimated foreign currency exposure in respect of committed future sales and purchases and estimated foreign currency exposure in respect of highly probable forecast sales and purchases is not significant, no hedging on foreign currency risk has been carried out during the year under review.

In respect of accounts receivable and payable held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss.

36. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

b) Credit risk

The Group's credit risks are primarily attributable to time deposits, accounts and other receivables.

The Group's time deposits are deposited with banks of high credit quality in Hong Kong and the Group has exposure limit to any single financial institution.

For trade and other receivables, management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. In respect of accounts and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount.

In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

c) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the raising of loans to cover expected cash demands, subject to approval by the holding company's board. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from bankers to meet its liquidity requirements in the short and longer term.

d) Interest rate risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. The Group does not expect any changes in interest rate which might materially affect the Group's result of operations.

37. COMMITMENTS

(a) Capital commitments

	Group	
	2006	2005
	HK$'000	HK$'000
Property, plant and equipment		
— Contracted but not provided for	**1,245**	6,075
Deferred product development costs		
— Contracted but not provided for	**—**	583
— Authorised but not contracted for	**—**	—
Commitments to contribute to a subsidiary registered in the PRC	**19,696**	27,958
	20,941	34,616

37. COMMITMENTS *(Continued)*

(b) Operating lease commitments

The Group leases certain of its office properties, factory premises, warehouses and office equipment under operating lease arrangements. Leases for office properties, factory premises and warehouses are negotiated for terms ranging from one to fifteen years, and those office equipment for a term of three years.

The Group and the Company had future minimum lease under non-cancellable operating leases falling committed for due as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings:				
Within one year	**6,190**	6,144	**1,756**	1,756
In the second to fifth years, inclusive	**19,682**	16,828	**3,371**	3,371
After five years	**20,333**	1,580	**—**	—
	46,205	24,552	**5,127**	5,127
Office equipment:				
Within one year	**—**	89	**—**	—
In the second to fifth years, inclusive	**—**	—	**—**	—
	—	89	**—**	—
	46,205	24,641	**5,127**	5,127

38. CONTINGENT LIABILITIES

	Company	
	2006	2005
	HK$'000	HK$'000
Guarantees of banking facilities granted to subsidiaries	**45,300**	15,300

39. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new HKFRSs, HKASs and interpretations which are not yet effective for the year ended 31 December 2006 and which have not been adopted in the financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new HKFRSs, HKASs and interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK (IFRIC) – INT 7	Applying the Restatement Approach under HKAS29 Financial Reporting in Hyperinflationary Economics[3]
HK (IFRIC) – INT 8	Scope of HKFRS2[4]
HK (IFRIC) – INT 9	Reassessment of Embedded Derivative[5]
HK (IFRIC) – INT 10	Interim Financial Reporting and Impariment[6]
HK (IFRIC) – INT 11	HKFRS2–Group and Treasury Share Transactions[7]
HK (IFRIC) – INT 12	Service Concession Arrangements[8]

1 Effective for annual periods beginning on or after 1 January 2007.
2 Effective for annual periods beginning on or after 1 January 2009.
3 Effective for annual periods beginning on or after 1 March 2006.
4 Effective for annual periods beginning on or after 1 May 2006.
5 Effective for annual periods beginning on or after 1 June 2006.
6 Effective for annual periods beginning on or after 1 November 2006.
7 Effective for annual periods beginning on or after 1 May 2007.
8 Effective for annual periods beginning on or after 1 January 2008.

40. CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Group had the following connected and related party transactions:

(i) During 2005, a loan of HK$24,100,000 was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 57% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and repayable on demand.

(ii) In addition, the Group had certain banking facilities, with a total limit of HK$15,300,000 (2005: HK$15,300,000), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful, both of which are 57% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold buildings of the Group (note 14), and certain leasehold land of the Group (note 15).

(iii) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Notes	**2006** **HK$'000**	2005 HK$'000
Sales of products to associates	a	—	3,746
Purchases of products from associates	b	—	6,327
Management fee income from associates	c	—	256

40. CONNECTED AND RELATED PARTY TRANSACTIONS *(Continued)*

a. The sale to the associates were made according to the published prices, terms and conditions offered to the major third party customers of the Group.

b. The purchases from the associates were made according to the published prices, terms and conditions offered by the associates to their major third party customers.

c. The management fee income was charged according to the management's estimation on costs of office premises and utilities used by the associates.

41. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Disposal of controlling interest in Swank

	2006 **HK$'000**	2005 HK$'000
Net assets disposed of:		
Fixed assets	—	45,575
Interests in associates	—	31,656
Cash and bank	—	31,226
Time deposits	—	379
Accounts receivable	—	43,916
Prepayment, deposits and other receivables	—	5,060
Inventories	—	27,222
Accounts payable	—	(20,363)
Amounts due to associates	—	(2,904)
Other payables and accruals	—	(9,914)
Tax payable	—	(850)
Provision for long service payments	—	(379)
Amount due to a shareholder	—	(47,716)
Promissory note payable	—	(102,073)
	—	835
Gain on disposal	—	42,244
Total consideration	—	43,079
Satisfied by:		
Cash received	—	23,079
Other receivable (note 27)	—	20,000
	—	43,079

41. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(a) Disposal of controlling interest in Swank *(Continued)*

An analysis of net outflow of cash and cash equivalents in respect of the disposal of controlling interest in Swank is as follows:

	2006 **HK$'000**	2005 HK$'000
Cash consideration	—	23,079
Cash and bank balance disposed	—	(31,226)
Time deposits disposed	—	(379)
Net cash outflow	—	(8,526)

(1) On 20 January 2005, Probest Holdings Inc ("Probest") which is a wholly-owned subsidiary of the Company, amongst the others, entered into a conditional sale and purchase agreement (as amended by the supplemental agreement dated 13 April 2005) ("Swank Disposal Agreement") with an independent third party, China Time Investment Holdings Limited ("China Time"), pursuant to which Probest disposed of 1,437,396,440 issued shares of the Swank International Manufacturing Company Limited ("Swank"), representing approximately 46% of the existing issued share capital of Swank at the consideration of HK$42,121,893 which are to be received by two instalments as follows:

(i) as to HK$23,121,893 within six months of completion; and

(ii) as to HK$20,000,000 on the anniversary of Completion.

The Swank Disposal Agreement was completed on 3 June 2005.

(2) Upon completion of the Swank Disposal Agreement on 3 June 2005, Profitwon issued and delivered a new Promissory Note of HK$ 112,285,435 to Probest, which is guaranteed by Swank ("Swank Guarantee"). The obligations of Swank under the Swank Guarantee are unsecured and will cease to be effective if the Put Option, as referred to (3) below, is exercised and the transaction contemplated under the Put Option is completed.

41. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(a) Disposal of controlling interest in Swank *(Continued)*

(3) On completion of the Swank Disposal Agreement, Swank, Probest and the Company, and Profitown entered into a shareholder agreement to regulate the management of Profitown ("Profitown Shareholders Agreement"). Pursuant to principal terms of the Profitown Shareholders Agreement, Swank will have the right to request Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part of only) of its shares, being 70% of all the existing issued shares of Profitown exercisable at any time before the expiry of 30 months from the Completion Date of the Share Disposal Agreement at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of Profitown Shareholders Agreement at nil consideration. If the net tangible asset value of Profitown as determined on the same basis and accounting policies adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit in the event that such deficit exceeds the outstanding principal amount of the new Promissory Note due to Probest and the interest accrued. The Put Option and such indemnity by Probest will cease and Probest shall have no further obligations in respect thereto if (i) the aggregate shareholding of China Time in the Company falls below 51%; (ii) there is any change to the majority of the board of directors of China Time since the date of and as disclosed in the Share Disposal Agreement; and (iii) Mr. Wang An Kang ceases to be the legal and beneficial owner of at least 75% of shares in China Time.

(4) Upon completion of the Swank Disposal Agreement, the Company and its wholly-owned subsidiary, Probest, executed a deed in favour of China Time ("Tomorrow Group Deed"), pursuant to which, Probest shall indemnify China Time for an amount of HK$56,247,530 upon demand in case Swank ceases to be listed on the Stock Exchange under certain circumstances as detailed in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

Upon completion of the above Swank Disposal Agreement and its related loan restructuring agreement, the Group realised a net gain of approximately HK$42 million.

41. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(b) Disposal of a subsidiary

(1) *Details of the disposal of the subsidiary of the Group on 13 February 2006 is as follow:*

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Merit Team Limited	Hong Kong	HK$2	100%	Property holding

(2) On 13 February 2006, the gain on disposal of the subsidiary of the Group is as follows:

	2006 HK$'000	2005 HK$'000
Investment property	**21,650**	—
Liabilities	**(22,207)**	—
Net liabilities of the subsidiary	**557**	—
Less: Consideration	**0**	—
Gain on disposal of the subsidiary	**557**	—

The purchaser agreed and procured the repayment of HK$21,650,000 liabilities due to the Group of which HK$15,765,000 was repaid before year end.

42. POST BALANCE SHEET EVENTS

To facilitate the introduction of the Pan-China International Holdings Limited ("Pan-China") as the strategic investor of the Company, Winspark Venture Limited ("Winspark") entered into a sale and purchase agreement with Pan-China on 22 September 2006 (the "Sale and Purchase Agreement") pursuant to which Winspark has agreed to sell 33,700,000 shares of the Company to Pan-China at a total consideration of HK$151,650,000 with a deferred payment date on the 300th day from the date of the Sale and Purchase Agreement. On the other hand, the Company entered into a conditional option agreement with Winspark (the "Option Agreement") pursuant to which (1) the Company has agreed to grant to Winspark the first call option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 shares to Winspark or as it may direct at the subscription price of HK$4.5 (the "First Call Option"); and (2) Winspark has agreed to grant to the Company the second call option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 shares at the subscription price of HK$4.5 (the "Second Call Option"). Upon exercise of either the First Call Option or the Second Call Option, the other call option shall automatically lapse and cease to be of any further effect.

42. POST BALANCE SHEET EVENTS *(Continued)*

However, on 26 February 2007, the Company announced that due to the lapse of the long stop date of the Sales and Purchase Agreement, the Sales and Purchase Agreement has ceased to be of any effect. Accordingly, the Option Agreement was also terminated in accordance with its term. The Company and Winspark were released from their respective obligations under the Option Agreement.

43. COMPARATIVE FIGURES

Certain comparative figures of the Group and the Company have been reclassified to conform to the presentation for the current year.

44. ULTIMATE HOLDING COMPANY

The directors consider Winspark, which is incorporated in the British Virgin Islands, to be its ultimate holding company.

SCHEDULE OF INVESTMENT PROPERTIES

Property	Description	Lot Number	Type	Lease Term
Hong Kong				
1. Ground Floor of Blue Pool Mansion, No. 1 Blue Pool Road, Hong Kong	The property has a saleable are of about 136.66 sq.m.	1/50 th shares of and in The Subsection 1 and the Remaining Portion of Section F on Inland Lot. No. 1460	Residential	The property is held for a term of 999 years from 13th day of December 1897
2. Unit E, 30th Floor, The Arch Block 02, Star Tower, No. 1 Austin Road West, Tsim Shi Tsui, Kowloon, Hong Kong	The property has a saleable area of about 50.69 sq.m.	677/25,901,816th parts or shares of Kowloon Inland Lot. No. 11080	Residential	The property has a term from 8th July 1996 to 30th June 2047
3. Unit F, 30th Floor, The Arch Block 02, Star Tower, No. 1 Austin Road West, Tsim Shi Tsui, Kowloon, Hong Kong	The property has a saleable area of about 39.82 sq.m.	531/25,901,826th parts or shares of Kowloon Inland Lot. No. 11080	Residential	The property has a term from 8th July 1996 to 30th June 2047

投資物業表

物業	詳情	地段編號	種類	租期
香港				
1. 香港藍塘道1號藍塘大廈地下	該物業之實用面積約為136.66平方米。	內地段第1460號F段餘段及第1分段50份之1份。	住宅	該物業由一八九七年十二月十三日起計持有999年。
2. 香港九龍尖沙咀柯士甸道西1號凱旋門觀星閣二座30樓E室	該物業之實用面積約為50.69平方米。	九龍內地段11080號25,901,816份之677份	住宅	該物業年期由一九九六年七月八日至二零四七年六月三十日。
3. 香港九龍尖沙咀柯士甸道西1號凱旋門觀星閣二座30樓F室	該物業之實用面積約為39.82平方米。	九龍內地段11080號25,901,826份之531份	住宅	該物業年期由一九九六年七月八日至二零四七年六月三十日。

42. 結算日後事項

為便於引入Pan-China International Holdings Limited（「Pan-China」）作為本公司之策略股東，Winspark Venture Limited（「Winspark」）與Pan-China於二零零六年九月二十二日訂立買賣協議（「買賣協議」），據此，Winspark同意以總代價151,650,000港元向Pan-China出售本公司33,700,000股股份，而經押後之付款日為買賣協議日期起計第30日。另一方面，本公司與Winspark訂立一項有條件期權協議（「期權協議」），據此，(1)本公司同意向Winspark授出第一認購期權，據此，Winspark有權但無責任要求本公司按認購價4.5港元向Winspark或其指定之人士發行33,700,000股期權股份（「第一認購期權」）；及(2)Winspark同意向本公司授出第二認購期權，據此，本公司有權但無責任要求Winspark按認購價4.5港元認購33,700,000股期權股份（「第二認購期權」）。若第一認購期權或第二認購期權獲行使，則其他認購期權將告自動失效及不再具有任何效力。

然而，於二零零七年二月二十六日，本公司宣佈由於買賣協議之截止日期已過去，買賣協議不再具任何效力。因此，認購期權已根據其條款而終止。本公司與Winspark已獲解除其各自根據認購期權協議之責任。

43. 比較數字

本集團及本公司之若干比較數字已作重新分類以配合本年度之呈列方式。

44. 最終控股公司

董事認為，於英屬處女群島註冊成立之Winspark Venture Limited為其最終控股公司。

41. 綜合現金流量表附註 *(續)*

(b) 出售附屬公司

(1) *本集團於二零零六年二月十三日出售附屬公司之詳情如下：*

名稱	註冊成立／註冊及經營地點	已發行普通股股本面值	本集團應佔股權百分比	主要業務
Merit Team Limited	香港	2港元	100%	持有物業

(2) *於二零零六年二月十三日，本集團出售附屬公司之收益如下：*

	二零零六年 千港元	二零零五年 千港元
投資物業	**21,650**	—
負債	**(22,207)**	—
附屬公司負債淨額	**557**	—
減：代價	**0**	—
出售附屬公司收益	**557**	—

買方同意及促使償還21,650,000港元應付本集團之負債，並於年終前償還15,765,000港元。

41. 綜合現金流量表附註 *(續)*

(a) 出售於恒光行之控股權益 *(續)*

(3) 恒光行出售協議完成後，恒光行、Probest與本公司及Profitown達成一項股東協議以規管Profitown之管理(「Profitown股東協議」)。根據Profitown股東協議之主要條款，恒光行有權要求Probest或一名由Probest促使之獨立第三方認購其所有(並非部份)股份(「認沽期權」)，佔Profitown全部現有已發行股份之70%，認沽期權可於股份出售協議完成日前起計30個月期間屆滿前任何時間，以相當於該等股份應佔之認沽期權行使當日Profitown有形資產淨值之價格行使，而該買方將以零代價承擔於Profitown股東協議日期前恒光行結欠Profitown集團任何成員公司之所有負債。倘以Profitown最近期刊發之經審核賬目中所採納之基準及會計政策所計算之Profitown有形資產淨值於完成日期起計30個月期間下跌至零以下，則Probest將應要求就有關虧絀向Profitown作出賠償。倘(i)ChinaTime於本公司之總股權降至51%以下；(ii)自股份出售協議日期以來，ChinaTime董事會之多數成員與股份出售協議所披露者相比有任何改變；及(iii)王安康先生不再為ChinaTime最少75%股權之法定及實益擁有人，則認沽期權及Probest所提供之該等賠償保證將會終止， 而Probest將無須承擔任何進一步責任。

(4) 恒光行出售協議完成後，本公司及其全資附屬公司Probest將向China Time簽署一份契據(「明日國際集團契據」)，據此，倘於本公司、恒光行及China Time於二零零五年四月十八日之聯合公佈中所詳述之若干情況下，如恒光行終止於聯交所上市，Probest須應要求向China Time賠償56,247,530港元。

於上述恒光行出售協議及其有關貸款重組協議完成後，本集團已實現收益淨額約42,000,000港元。

41. 綜合現金流量表附註*(續)*

(a) 出售於恒光行之控股權益*(續)*

就出售於恒光行之控股權益所產生之現金及現金等值物淨流出量分析如下：

	二零零六年 千港元	二零零五年 千港元
現金代價	—	23,079
已出售現金及銀行結餘	—	(31,226)
已出售定期存款	—	(379)
現金流出淨額	—	(8,526)

(1) 於二零零五年一月二十日，本公司全資附屬公司Probest Holdings Inc (「Probest」) 與獨立第三方China Time Investment Holdings Limited(「China Time」)(其中包括)簽署一份有條件買賣協議(經二零零五年四月十三日補充協議修訂) (「恒光行出售協議」) ，據此，Probest以代價約42,121,893港元出售恒光行實業有限公司(「恒光行」)之1,437,396,440股已發行股份，佔恒光行現有已發行股本之約46%，並以如下兩期分期付款支付：

(i) 於完成後六個月內支付23,121,893港元；及

(ii) 於完成後一週年時支付20,000,000港元。

恒光行出售協議於二零零五年六月三日完成。

(2) 恒光行出售協議於二零零五年六月三日完成後，Profitwon向Probest發行並交付一項112,285,435港元之新承兌票據，該票據由恒光行擔保(「恒光行擔保」) 。恒光行於恒光行擔保下之責任為無抵押，及倘下文(3)段所述之認沽期權獲行使及完成認沽期權下擬進行之交易，該等責任將會終止。

40. 關連及有關連人士交易 *(續)*

a. 是項對聯營公司之銷售乃按照本集團給予主要第三方客戶之公開價格、條款及條件進行。

b. 是項對聯營公司之購買乃按各聯營公司給予其主要第三方客戶之公開價格、條款及條件進行。

c. 管理費收入乃按管理層對聯營公司使用之辦公室物業及公共設施之成本估計計算收取。

41. 綜合現金流量表附註

(a) 出售於恒光行之控股權益

	二零零六年 千港元	二零零五年 千港元
已出售之資產淨值：		
固定資產	—	45,575
於聯營公司之權益	—	31,656
現金及銀行	—	31,226
定期存款	—	379
應收賬款	—	43,916
預付款項、按金及其他應收款項	—	5,060
存貨	—	27,222
應付賬款	—	(20,363)
應付聯營公司款項	—	(2,904)
其他應付款項及應計費用	—	(9,914)
應付稅項	—	(850)
長期服務金撥備	—	(379)
應付一名股東款項	—	(47,716)
應付承兌票據	—	(102,073)
	—	835
出售收益	—	42,244
代價總額	—	43,079
支付方法：		
已收現金	—	23,079
其他應收款項(附註27)	—	20,000
	—	43,079

40. 關連及有關連人士交易

年內，本集團已進行下列之關連及有關連人士交易：

(i) 於二零零五年，本集團之全資附屬公司向本集團持有57%權益之附屬公司怡德綫路板有限公司(「怡德」)授出一項24,100,000港元之貸款，供怡德用作一般營運資金。該貸款為無抵押、按照一個月港元定期存款之利率計息及須按要求償還。

(ii) 另外，本集團有總上限為15,300,000港元(二零零五年：15,300,000港元)之若干銀行融資，由本集團一間全資附屬公司共同使用。該等銀行融資由兩間本集團均持有57%權益之附屬公司怡德及Plentiful及本集團若干全資附屬公司之公司擔保及本集團若干租賃樓宇(附註14)及本集團若干租賃土地作抵押(附註15)。

(iii) 除於本財務報告其他部份詳述之交易及結餘外，年內，本集團與關連各方曾進行下列重大交易：

	附註	二零零六年 千港元	二零零五年 千港元
銷售商品予聯營公司	(a)	—	3,746
向聯營公司購買產品	(b)	—	6,327
向聯營公司收取管理費收入	(c)	—	256

38. 或然負債

	本公司	
	二零零六年	二零零五年
	千港元	千港元
就授予附屬公司銀行融資而作出之擔保	**45,300**	15,300

39. 於截至二零零六年十二月三十一日止年度已頒佈但尚未生效之修訂、新訂準則及詮釋之可能影響

截至此等財務報表刊發日期，香港會計師公會已頒佈多項於截至二零零六年十二月三十一日止年度尚未生效，而本財務報告亦未採用之修訂、新訂香港財務報告準則、香港會計準則及詮釋。

本集團正對預期此等修訂、新訂香港財務報告準則、香港會計準則及詮釋對首次適用之期間之影響進行評估。迄今為止結論為採納該等修訂、新訂香港財務報告準則、香港會計準則及詮釋對本集團經營業績及財務狀況產生重大影響之可能性不大。

此外，以下發展可能導致須於財務報告內作出新訂或修訂披露：

香港會計準則第1號(經修訂)	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分部[2]
香港(國際財務報告詮釋委員會)詮釋第7號	應用香港會計準則第29號嚴重通脹經濟中之財務報告之重列方法[3]
香港(國際財務報告詮釋委員會)詮釋第8號	香港財務報告準則第2號之範圍[4]
香港(國際財務報告詮釋委員會)詮釋第9號	重估內嵌式衍生工具[5]
香港(國際財務報告詮釋委員會)詮釋第10號	中期財務報告與減值[6]
香港(國際財務報告詮釋委員會)詮釋第11號	香港財務報告準則第2號 一集團及庫存股份交易[7]
香港(國際財務報告詮釋委員會)詮釋第12號	服務經營權安排[8]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零九年一月一日或之後開始之年度期間生效。
[3] 於二零零六年三月一日或之後開始之年度期間生效。
[4] 於二零零六年五月一日或之後開始之年度期間生效。
[5] 於二零零六年六月一日或之後開始之年度期間生效。
[6] 於二零零六年十一月一日或之後開始之年度期間生效。
[7] 於二零零七年五月一日或之後開始之年度期間生效。
[8] 於二零零八年一月一日或之後開始之年度期間生效。

37. 承擔(續)

(b) 經營租約承擔

本集團根據經營租約安排租用若干辦公室物業、廠房、貨倉及辦公室設備。辦公室物業、廠房及貨倉之協商租賃期由1年至15年不等，而辦公室設備之租賃期為3年。

本集團及本公司根據不可撤銷經營租約應付之日後最低租金總額如下：

	本集團		本公司	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
土地及樓宇：				
一年內	**6,190**	6,144	**1,756**	1,756
第二至第五年（包括首尾兩年）	**19,682**	16,828	**3,371**	3,371
五年以後	**20,333**	1,580	**—**	—
	46,205	24,552	**5,127**	5,127
辦公室設備：				
一年內	**—**	89	**—**	—
第二至第五年（包括首尾兩年）	**—**	—	**—**	—
	—	89	**—**	—
	46,205	24,641	**5,127**	5,127

37. 承擔

(a) 資本承擔

	本集團	
	二零零六年	二零零五年
	千港元	千港元
物業、廠房及設備		
— 已訂約但未撥備	**1,245**	6,075
遞延產品開發成本		
— 已訂約但未撥備	**—**	583
— 已批准但未訂約	**—**	—
向於中國註冊之附屬公司出資之承擔	**19,696**	27,958
	20,941	34,616

36. 財務風險管理目標及政策(續)

b) 信貸風險

本集團之信貸風險主要來自定期存款、貿易及其他應收款項。

本集團之定期存款乃存放於多間信譽良好之香港銀行，而本集團亦對單一財務機構設定可承受之風險上限。

對於應收賬款及其他應收款項，管理層已制訂一套信貸政策，並按持續基準對該等所承受之風險進行監察。就賬款及其他應收款項而言，將對要求信貸超出若干數額之客戶進行信貸評估。

此外，本集團會於各結算日對各個別債項之可收回金額進行評估，以確保已就未能收回之金額作出充足之減值虧損。

c) 流動資金風險

本集團內個別營運實體須自行負責現金管理，包括籌集貸款以應付預期之現金需求，惟須獲得控股公司董事會批准。本集團之政策為定期監察目前及預期之流動資金需要及其遵守放款契諾，以確保其維持足夠現金儲備及來自銀行之承諾資金額度，以應付其長短期之流動資金需要。

d) 利率風險

本集團基於利率水平及展望以及波動對本集團財務狀況所產生之潛在影響，對其所承受之利率風險作出管理。本集團並不預期任何可能對本集團之經營業績構成重大影響之利率變化。

35. 退休福利計劃 *(續)*

根據上述計劃，現有及退休僱員之退休福利由有關計劃之管理人支付，而本集團除每年供款外，並無其他責任。

年內在綜合損益賬中處理之本集團就退休福利計劃而作出之僱主供款總額，在財務報表附註8中披露。

本集團並無就其於香港及中國以外之附屬公司之僱員設立任何其他退休金計劃。本公司董事認為，本集團於二零零六年及二零零五年十二月三十一日並無任何就其僱員退休之重大或然負債。

36. 財務風險管理目標及政策

本集團之業務涉及多項風險：市場風險(包括貨幣風險及價格風險)、信貸風險、流動資金風險及利率風險。本集團之整體風險管理計劃特別注意金融市場無法預計之特點，並尋求盡量降低對本集團財務表現之潛在不利影響。

a) 市場風險

i) 外幣風險

本集團涉及之外幣風險主要來自有關業務所涉及功能貨幣以外之外幣計值之買賣交易。引致此項風險之貨幣主要為美元及人民幣。

由於有關已承諾之日後買賣之預計外幣風險及有關預料日後極可能進行之買賣之預計外幣風險並不重大，於回顧年內概無就外幣風險進行對沖。

就以與所經營業務有關之功能貨幣以外之貨幣持有之貿易應收款項及應付款項而言，本集團確保可承受之淨風險維持於可接受水平。

ii) 價格風險

本集團涉及權益證券價格風險，乃由於本集團持有之投資於綜合資產負債表內列為可供出售財務資產或按公平值經損益入賬之財務資產。

34. 購股權計劃(續)

根據明日計劃獲准授出而目前尚未行使之購股權數目，待其行使時，最多相等於本公司於批准明日計劃之時已發行股份之10%。於任何十二個月期間內，根據明日計劃授予各合資格參與者之購股權可予發行之股份數目最多不得超過本公司當時已發行股份之1%。任何超出此限額之進一步授出購股權之舉措，須於股東大會上取得股東批准。

向本公司任何董事、行政總裁或主要股東或彼等任何聯繫人士授出購股權，須經獨立非執行董事事先批准。此外，於任何十二個月期間內，向本公司任何主要股東或獨立非執行董事或彼等任何聯繫人士授出任何購股權，如超出本公司當時已發行股份0.1%，或合共價值(按本公司股份於授出當日之價格計算)超逾5,000,000港元者，則須事先在股東大會上取得股東批准。

提呈授出之購股權可於提呈當日起二十一日內予以接納，承授人須於接納時支付總共1港元之象徵式代價。任何購股權可按照明日計劃於不超過五年之期間內隨時予以行使。該期間於購股權授出之日起計，至該期間結束時為止。

購股權之行使價須由董事釐定，惟須不低於(i)本公司股份於提呈授出購股權日期在聯交所之收市價；(ii)本公司股份於緊接提呈授出購股權日期前五個交易日在聯交所之平均收市價；及(iii)普通股面值三者中之較高者。

購股權並不賦予其持有人獲取股息或於股東大會上投票之權利。

於年內並無授出其他購股權。於結算日，並無購股權尚未行使。

35. 退休福利計劃

本集團根據香港強制性公積金條例為在香港僱傭條例下司法權區所聘用之僱員而設立強制性公積金計劃(「強積金計劃」)。強積金計劃為由獨立信託人所管理之界定供款退休計劃。根據強積金計劃，僱主及其僱員須向計劃作出相等於僱員有關收入5%之供款，每月有關收入上限為20,000港元。強積金計劃之供款即時歸屬。

本公司在中國成立之附屬公司為其若干僱員，參與一項由中國政府籌辦之強制性中央退休金計劃，其資產與本集團資產分開。供款乃根據合資格僱員之某一薪金百份比計算，並於根據計劃之規則於應付時在損益賬中扣除。僱主供款於作出時悉數歸屬。

33. 儲備（續）

(b) 本公司

	股份溢價	資本贖回儲備	繳入盈餘	保留溢利	合計
	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日	200,556	77	368,125	36,184	604,942
年內溢利	—	—	—	5,501	5,501
於二零零五年十二月三十一日及二零零六年一月一日	200,556	77	368,125	41,685	610,443
發行股份	169,853	—	—	—	169,853
發行股份開支	(2,496)	—	—	—	(2,496)
紅股	(2,554)	—	—	—	(2,554)
年內溢利	—	—	—	13,008	13,008
於二零零六年十二月三十一日	365,359	77	368,125	54,693	788,254

本公司之繳入盈餘指根據於本公司股份上市時集團重組而購入之附屬公司股份之公平值，超過本公司就此而交換之已發行股份面值。本公司繳入盈餘指二零零三年集團重組而產生之盈餘。

於二零零六年十二月三十一日，根據百慕達一九八一年公司法(經修訂)計算，可用於向本公司權益持有人分派之儲備總額達422,818,000港元(二零零五年：409,810,000港元)。此外，本公司之股份溢價賬中之365,359,000港元可以繳足股款之紅股方式分派。

34. 購股權計劃

本公司設立一項購股權計劃(「明日計劃」)旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。明日計劃之合資格參與者包括本公司之董事(包括獨立非執行董事)、本集團之其他僱員、向本集團供應貨品或提供服務之供應商、本集團之客戶、本公司股東及本公司附屬公司之任何少數股東。明日計劃從二零零二年五月二十九日開始生效，除非另行撤銷或修改，否則自該日起十年內一直有效。

33. 儲備 *(續)*

(a) 本集團 *(續)*

附註：

i) 股份溢價賬

股份溢價賬之應用受香港公司條例第48B節規管。

ii) 匯兌波動儲備

匯兌波動儲備包括所有因換算海外業務財務報告所產生之匯兌差額以及因對沖該等海外業務投資淨額所產生之任何匯兌差額實際部份。儲備已根據附註2(u)所載之會計政策處理。

iii) 於二零零零年十二月三十一日後繳入盈餘

本公司之繳入盈餘指二零零三年集團重組所產生之盈餘。

33. 儲備

(a) 本集團

	本公司股權持有人應佔											
	股份溢價 千港元	匯兌波動儲備 千港元	股本儲備 千港元	繳入盈餘 千港元	股本贖回儲備 千港元	物業重估儲備 千港元	投資物業儲備 千港元	可供出售財務資產公平值儲備 千港元	保留溢利 千港元	合計 千港元	少數股東權益 千港元	儲備合計 千港元
於二零零五年一月一日	200,556	1,942	801	283,208	77	–	7,963	–	242,243	736,790	21,136	757,926
—採納下列兩項之期初調整												
—香港會計準則第40號	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
—香港財務報告準則第3號	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
經重列	200,556	1,942	801	283,208	77	–	–	–	277,236	763,820	21,390	785,210
重估租約樓宇而產生	–	–	–	–	–	6	–	–	–	6	–	6
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
外匯調整	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
損益表未確認之收益及虧損淨額	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
本年度溢利／（虧損）	–	–	–	–	–	–	–	–	4,779	7,779	(9,307)	(4,528)
於二零零五年十二月三十一日及二零零六年一月一日	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	781,252	12,083	793,335
重估租約樓宇而產生	–	–	–	–	–	707	–	–	–	707	–	707
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	6,248	–	6,248	–	6,248
外匯調整	–	(2)	–	–	–	–	–	–	–	(2)	–	(2)
損益表未確認之收益及虧損淨額	200,556	(1,033)	801	283,208	77	713	–	21,868	282,015	788,205	12,083	800,288
發行股份	169,853	–	–	–	–	–	–	–	–	169,853	–	169,853
股份發行開支	(2,496)	–	–	–	–	–	–	–	–	(2,496)	–	(2,496)
紅股	(2,554)	–	–	–	–	–	–	–	–	(2,554)	–	(2,554)
本年度虧損	(2,554)	–	–	–	–	–	–	–	(16,225)	(16,225)	(3,184)	(19,409)
於二零零六年十二月三十一日	365,359	(1,033)	801	283,208	77	713	–	21,868	265,790	936,783	8,899	945, 682

32. 已發行股本

年內，本公司之股本變動如下：

根據日期為二零零六年四月二十八日之通函，於二零零六年五月三十日舉行之本公司股東特別大會已通過一項有關公開發售、紅股發行及股份代價之普通決議案。由於公開發售已於二零零六年六月二十日成為無條件，而已發行股本數目已透過發行357,585,805股發售股份及255,418,355股紅股而由286,068,644股增加至每股面值0.01港元之899,072,804股股份。於二零零六年六月二十一日，股份合併生效，本公司每四股股份合併為一股面值0.04港元之合併股份。之後，本公司已發行股本數目成為224,768,201股每股面值0.04港元之股份。

本集團及本公司之股本變動如下：

	已發行股份數目	千港元
於二零零五年一月一日及二零零六年一月一日，每股面值0.01港元	286,068,644	2,861
透過公開發售發行每股面值0.01港元之股份	357,585,805	3,576
透過紅股發行發行每股面值0.01港元之股份	255,418,355	2,554
每4股股份合併為一股	(674,304,603)	—
於二零零六年十二月三十一日，每股面值0.04港元	224,768,201	8,991

	股份數目	千港元
法定：		
於二零零六年一月一日，每股面值0.01港元之普通股	50,000,000,000	500,000
及於二零零六年十二月三十一日，每股面值0.04港元之普通股	12,500,000,000	500,000
已發行及繳足：		
於二零零六年一月一日，每股面值0.01港元之股份	286,068,644	2,861
及於二零零六年十二月三十一日，每股面值0.04港元之股份	224,768,201	8,991

31. 遞延税項負債

本集團

	加速税項折舊	
	二零零六年	二零零五年
	千港元	千港元
於一月一日	**2,053**	3,122
自本年度權益扣除	**—**	—
計入本年度損益表	**(177)**	(1,069)
出售附屬公司	**(557)**	—
於十二月三十一日	**1,319**	2,053

本集團有香港產生之税損約195,171,000港元(二零零五年：142,700,000港元)，可供無限期用作抵銷產生税損之公司之未來應課税溢利。由於遞延税項資產在經已虧損達一段時間之附屬公司產生，故並無就該等税損確認遞延税項資產。

29. 應付賬款

本集團按賬齡分析之應付賬款如下：

	本集團	
	二零零六年	二零零五年
	千港元	千港元
即時至三個月	**52,751**	46,809
四個月至六個月	**8,412**	12,189
七個月至一年	**14,156**	6,629
超過一年	**7,580**	6,031
	82,899	71,658

賬齡少於四個月之應付賬款佔應付賬款總額64%(二零零五年：65%)。

應付賬款之賬面值與其公平價值相若。

應付賬款內計入下列以並非本集團功能貨幣之貨幣計值之金額：

	本集團	
	二零零六年	二零零五年
人民幣	**20,194**	17,341
美元	**1,343**	1,022
日圓	**13,425**	5,640

30. 長期服務金撥備

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
年初	**570**	949	**230**	230
年內已動用款項	**—**	(379)	**—**	—
年終	**570**	570	**230**	230

根據香港僱傭條例，本集團就預期未來可能向僱員作出之長期服務金作出撥備，其進一步闡述載於財務報告附註2(q)(iii)「僱員福利」一段。是項撥備乃按照僱員截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

27. 預付款項、按金及其他應收款項

於二零零五年十二月三十一日，結餘包括一項20,000,000港元之數額，為下文附註41(a)所述出售恒光行控股權益之代價結餘。董事認為預付款項、按金及其他應收款項之結餘與彼等之公平值相若。

28. 現金及現金等價物

現金及現金等價物包括以下組成部分：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千港元	千港元	**千港元**	千港元
銀行及手頭現金	**96,591**	65,453	**642**	2,445
短期銀行存款	**523,139**	331,322	**360,317**	261,617
	619,730	396,775	**360,959**	264,062

短期銀行存款之實質利率為3.18%至5.18%（二零零五年：3.65%至4.39%），到期日為7日，並合資格在不收取最後存款期任何利息之情況下即時取消。董事認為該等資產之賬面值與其公平值相若。

	本集團	
	二零零六年	二零零五年
	千港元	千港元
人民幣	**2,121**	4,298
美元	**33,557**	33,381
歐元	**10**	4
澳門元	**42**	27

除上文所披露者外，現金及現金等價物約356,067,000港元（二零零五年：133,943,000港元）以港元列值。

人民幣並非在國際市場自由兑換之貨幣。人民幣匯率由中國政府釐訂，而將該等款項匯出中國，須受中國政府所實施之匯兑限制所限。

26. 應收賬款

本集團按賬齡分析之應收賬款如下：

	二零零六年		二零零五年	
	千港元	百分比	千港元	百分比
即時至三個月	**29,817**	**63**	48,196	70
四個月至六個月	**1,454**	**3**	106	0
七個月至一年	**848**	**2**	943	1
超過一年	**15,139**	**32**	19,824	29
	47,258	**100**	69,069	100
撥備	**(12,219)**		(6,177)	
撥備後總額	**35,039**		62,892	

客戶之付款形式主要為按金及信貸。除若干關係密切之客戶外，客戶一般須於發出發票後30至120日內付款。所有應收貿易及其他賬款預期於一年內收回。

應收賬款之賬面值與其公平價值相若。

應收賬款內計入下列以並非本集團功能貨幣之貨幣計值之金額：

	本集團	
	二零零六年	二零零五年
	千元	千元
人民幣	**323**	2,421
美元	**3,159**	4,936
日圓	**3,745**	2,820

23. 持作出售物業

	本集團	
	二零零六年 千港元	二零零五年 千港元
按成本值	**5,439**	6,333
減值撥備	**—**	(133)
	5,439	6,200

持作出售物業均位於香港，並以中期租約持有。

24. 按公平值經損益入賬之財務資產

	本集團	
	二零零六年 千港元	二零零五年 千港元
按公平值之持作買賣上市股本證券	**7,622**	2,465
投資基金非上市投資，按公平值	**5,595**	—
	13,217	2,465
上市證券之市值	**7,622**	2,465

25. 存貨

	本集團	
	二零零六年 千港元	二零零五年 千港元
原材料	**27,492**	37,577
在製品	**14,241**	17,720
製成品	**22,826**	12,243
	64,559	67,540

於二零零六年及二零零五年十二月三十一日，所有存貨按成本值列賬。

22. 應收貸款 *(續)*

(a) 於二零零五年六月九日，Moulin Global Eyecare Holdings Limited(「Moulin」)於清盤前在香港高等法院就Moulin所簽立之一份日期為二零零五年二月二十四日之貸款協議(其內容有關一筆50,000,000港元之貸款(「貸款」)及債權證)向本公司之全資附屬公司弘源有限公司(「弘源」)提出訴訟(「HCA 1083/2005」)。Moulin尋求法院宣佈貸款及債權證為無效、不可執行或因其他原因而對其本身及／或任何清盤人無約束力。自HCA 1083/2005開展以來，Moulin被清盤，而Moulin之清盤人發出裁定債權通告，以反駁弘源根據上述協議及債權證作為Moulin資產之抵押債權人而提出針對Moulin之申索。弘源已就有關決定提出上訴(「HCCW 470/2005」)，而法院已指令雙方舉證。因此，HCA 1083/2005遭終止，其下之爭議事宜現按HCCW 470/2005處理。於本報告日期，尚未定出任何聆訊日期。

然而，本公司董事亦已謹慎考慮Moulin臨時清盤人目前變現資產之進度，以及於本報告日期Moulin解散後之財務狀況，並因此於年內確認1,500,000港元(二零零五年：45,000,000港元)額外減值虧損。於二零零六年十二月三十一日，此等財務報告已就Moulin貸款確認46,500,000港元(二零零五年：45,000,000港元)累計減值虧損。

(b) 年內之應收貸款按年利率3厘至20厘(二零零五年：年利率3厘至12厘)計息。

21. 可供出售財務資產

	本集團	
	二零零六年	二零零五年
	千港元	千港元
上市證券		
一於香港之上市證券(附註(a))	**21,868**	15,620
非上市債務證券		
一於不活躍市場交易及私人發行商之債務證券(附註(b))	**11,744**	11,744
	33,612	27,364
上市證券之市值	**21,868**	15,620

(a) 誠如下文附註41(a)所詳述，於完成出售恒光行後，本集團將持有恒光行現已發行股本約5%，而本集團於恒光行之權益已列為可供出售財務資產。

(b) 非上市債務證券之實質利率為12.5%，並將於二零一零年四月二十九日到期。不作公開交易之非上市債務證券乃由發行商之已發行股本按比例作出擔保，而資產之賬面值與同類財務資產之估計未來現金流量按現時市場回報率折算之現值並無重大差異。

22. 應收貸款

	本集團	
	二零零六年	二零零五年
	千港元	千港元
有抵押		
一Moulin 貸款(附註(a))	**50,000**	50,000
一其他(附註(b))	**4,809**	2,000
無抵押(附註(b))	**129**	46
	54,938	52,046
減值撥備(附註(a))	**(46,500)**	(45,000)
	8,438	7,046
減：非即期部份	**(562)**	(1,000)
	7,876	6,046

19. 預付租金

	本集團	
	二零零六年 千港元	二零零五年 千港元
成本		
年初及年終	**10,500**	10,500
累計攤銷		
年初	**8,597**	7,860
年內攤銷	**737**	737
年終	**9,334**	8,597
賬面淨值		
年終	**1,166**	1,903

預付租金為怡富之合營夥伴之出資額，出資方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

20. 遞延產品開發成本

	本集團	
	二零零六年 千港元	二零零五年 千港元
成本		
年初	**24,474**	21,875
增加	**3,489**	2,599
年終	**27,963**	24,474
累計攤銷及減值		
年初	**17,655**	16,014
年內攤銷撥備	**1,921**	1,641
年終	**19,576**	17,655
賬面淨值		
年終	**8,387**	6,819

18. 於聯營公司之權益 *(續)*

(i) 上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本集團聯營公司。董事認為，列載其他聯營公司詳情將導致資料過於冗長。

(ii) 德寶乃根據中國法律註冊為外商獨資企業。

(iii) 橫崗及恒惠乃根據中國法律註冊為合營企業。

有關本集團聯營公司之財務資料概述如下：

	二零零六年 千港元	二零零五年 千港元
總資產	**199,491**	216,822
總負債	**220,130**	199,029
(負債淨額)／資產淨值	**(20,639)**	17,793
本集團分佔聯營公司負債淨額	**(6,192)**	5,338
營業額	**115,641**	82,938
年／期內虧損	**28,787**	16,766
年／期內本集團分佔聯營公司業績	**8,636**	5,030

本集團已終止確認其所佔若干聯營公司之虧損。年或期內及累計所佔該等聯營公司之未確認金額如下：

	二零零六年 千港元	二零零五年 千港元
年／期內未確認所佔聯營公司業績	**8,636**	5,030
累計未確認所佔聯營公司業績	**13,666**	5,030

18. 於聯營公司之權益（續）

應收聯營公司之款項乃無抵押及計息，且毋須於結算日後十二個月內償付。

應收聯營公司之承兑票據乃無抵押（由恒光行作出擔保者除外），到期日為二零零七年十二月二日，每年並按相等於香港現行最優惠利率加1%之利率計息。

應付聯營公司之款項乃無抵押及不計利息，且無固定償付期限。

以下為主要聯營公司之詳情：

名稱	業務架構	註冊成立及營業地點	已發行普通股股本／註冊股本面值	本集團應佔股權百分比 二零零六年	本集團應佔股權百分比 二零零五年	主要業務
Profitown Investment Corporation	企業	英屬處女群島	1,000美元	**30%**	30%	投資控股
深圳橫崗光學實業有限公司（「橫崗」）	合營企業	中國	30,000,000美元	**24%**	24%	製造光學產品
東莞德寶光學有限公司（「德寶」）	外商獨資企業	中國	58,550,910港元	**15%**	15%	製造多層鍍膜鏡片
東莞恒惠眼鏡有限公司（「恒惠」）	合營企業	中國	62,504,800港元	**25%**	25%	製造光學產品
溢泉有限公司	企業	香港	75,000,000港元	**27%**	27%	投資控股
盈展國際有限公司	企業	香港	1,000,000港元	**15%**	15%	投資控股
寶源工商業發展有限公司	企業	香港	2港元	**30%**	30%	於中國持有物業

17. 於附屬公司之投資(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零六年	二零零五年	主要業務
Eastec Property Holdings Limited	香港	100港元	**100%**	100%	提供貸款融資
Art Ray Investments Limited	香港	1港元	**100%**	100%	物業持有
Merit Style Development Limited	香港	1港元	**100%**	100%	物業持有
兆和(上海)投資諮詢有限公司	中國	140,000美元	**100%**	—	提供顧問服務

除Electronics Tomorrow International Limited 、Fortune Dynamic Group Corporation及Master Base Limited乃由本公司直接持有外，所有附屬公司均由本公司間接持有。

(i) 怡富是根據中國法律成立之中外合營企業。於二零零五年，本公司有權在該公司之董事會會議上投大多數票，故該公司被視為本公司之附屬公司。

(ii) 高勁及兆和均為根據中國法律註冊之外商獨資企業。

18. 於聯營公司之權益

	本集團 二零零六年 千港元	二零零五年 千港元
非上市股份，按成本	—	—
應佔資產淨值	—	—
應收聯營公司之款項	**47,716**	47,716
承總票據	**119,388**	119,388
	167,104	167,104
減值撥備	**(15,737)**	(10,212)
	151,367	156,892

17. 於附屬公司之投資(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零六年	本公司應佔股權百分比 二零零五年	主要業務
東莞怡富綫路板廠(「怡富」)(i)	中國	87,500,000港元	**50%**	48%	製造印刷綫路板
高勁電子(深圳)有限公司(「高勁」)(ii)	中國	5,000,000美元	**100%**	100%	製造電子產品
Electronics Tomorrow Holdings Corporation	英屬處女群島	100美元	**100%**	100%	投資控股
ETL (Macao) Commercial Offshore Limited	澳門	500,000澳幣	**100%**	100%	買賣電子配件及部件
Team Force Corporation	英屬處女群島	100美元	**100%**	100%	投資控股
Electronics Tomorrow Property Holdings Limited	英屬處女群島	100美元	**100%**	100%	投資控股
Account Centre Limited	香港	2港元	**100%**	100%	向集團公司提供會計服務
Maxson Services Limited	香港	2港元	**100%**	100%	向集團公司提供會計及管理服務

17. 於附屬公司之投資(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零六年	本公司應佔股權百分比 二零零五年	主要業務
明日電子有限公司	香港	500,000港元	**100%**	100%	製造及銷售電子產品
Electronics Tomorrow Manufactory Inc.	英屬處女群島	350美元	**57%**	57%	投資控股
Fortune Dynamic Group Corporation	英屬處女群島	1美元	**100%**	100%	投資控股
Good Order International Inc.	英屬處女群島	100美元	**100%**	100%	投資控股
Issegon Company Limited	香港	300,000港元	**100%**	100%	投資控股
Master Base Limited	英屬處女群島	1美元	**100%**	100%	投資控股
Fortune Overseas Investment Holdings Limited (前稱「Maxwood Limited」)	香港	2港元	**100%**	100%	持有證券
Plentiful Light Limited	英屬處女群島／中國	100美元	**57%**	57%	製造印刷線路板
Probest Holdings Inc.	英屬處女群島	1美元	**100%**	100%	投資控股

17. 於附屬公司之投資 *(續)*

以下為主要附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零六年	本公司應佔股權百分比 二零零五年	主要業務
弘源有限公司	香港	2港元	**100%**	100%	提供貸款融資
Allied Trade Limited	英屬處女群島	1美元	**100%**	100%	投資控股
Allied Success Inc.	英屬處女群島	10,000美元	**88%**	88%	投資控股
康琳有限公司	香港	2港元	**100%**	100%	證券投資及物業持有
怡德綫路板有限公司	香港	100港元	**57%**	57%	買賣印刷綫路板
Eastec Purchasing Limited	英屬處女群島／日本	1美元	**100%**	100%	買賣電子配件及部件
易達科技有限公司	香港	2港元	**100%**	100%	買賣電子配件及部件
Electronics Tomorrow International Limited	英屬處女群島	600美元	**100%**	100%	投資控股

16. 投資物業

本集團

	二零零六年 千港元	二零零五年 千港元
於一月一日	**28,750**	93,000
添置	**17,572**	6,740
出售	**(5,241)**	(70,500)
出售一家附屬公司	**(21,650)**	—
公平值變動所產生之虧損淨額	**(889)**	(490)
於十二月三十一日	**18,542**	28,750

公平值為18,542,000港元之投資物業由保柏國際評估有限公司，一家獨立的合資格專業估值公司於二零零六年十二月三十一日以公開市場價估值。本公司其他投資物業於二零零六年十二月三十一日之公平值已由本公司董事釐定，並無獨立合資格專業估值師進行估值。本公司董事所進行之估值乃參照同類物業之市場價格而達致。

所有投資物業均位於香港，並以長期租約持有。

17. 於附屬公司之投資

	本公司	
	二零零六年 千港元	二零零五年 千港元
非上市股份，按成本	**93,316**	93,316
應收附屬公司之款項	**393,671**	298,444
應付附屬公司之款項	**(9,894)**	(2,772)
	477,093	388,988
減值撥備	**(38,628)**	(38,628)
	438,465	350,360

15. 租賃土地及土地使用權

本集團租賃土地及土地使用權權益列作預付經營租賃款項及其賬面淨值分析如下：

	二零零六年 千港元	二零零五年 千港元
於香港擁有：		
租賃於十至五十年之間	**7,766**	7,955
於海外擁有：		
租賃於十至五十年之間	**2,291**	2,352
	10,057	10,307

	二零零六年 千港元	二零零五年 千港元
期初	**10,307**	10,559
攤銷	**(250)**	(252)
賬面淨值	**10,057**	10,307

於二零零六年十二月三十一日，本集團若干賬面淨值為7,766,000港元(二零零五年：7,955,000港元)之租賃土地已抵押，以取得授予本集團之銀行融資。

14. 物業、廠房及設備 *(續)*

本公司

	租約物業裝修		傢俬及裝置		合計	
	二零零六年	二零零五年	**二零零六年**	二零零五年	**二零零六年**	二零零五年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元
成本						
於一月一日及十二月三十一日	**13**	13	**144**	144	**157**	157
累計折舊						
於一月一日	**13**	10	**137**	120	**150**	130
本年度撥備	**—**	3	**7**	17	**7**	20
於十二月三十一日	**13**	13	**144**	137	**157**	150
賬面淨值						
於十二月三十一日	**—**	—	**—**	7	**—**	7

本集團之租約土地及樓宇已由獨立合資格專業估值師行保柏國際評估有限公司於二零零六年十二月三十一日按公開市值基準根據現況使用估值為33,700,000港元(二零零五年：34,630,000港元)。因該等估值概無產生重估盈餘(二零零五年：5,270,000港元)計入損益賬作為租賃樓宇過往重估虧絀撥回。重估盈餘707,000港元(二零零五年：6,000港元)已計入物業重估儲備。

倘按估值列賬之本集團租賃樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將會按約23,266,000港元(二零零五年：24,903,000港元)列入財務報告。

本集團若干租賃樓宇已抵押，以取得授予本集團之若干銀行融資。於二零零六年十二月三十一日之物業、廠房及設備總額中，已抵押資產之賬面淨值為12,800,000港元(二零零五年：13,830,000港元)。

14. 物業、廠房及設備

本集團

	租約樓宇		租約物業裝修		廠房及機器		傢俬、裝置及辦公室設備		汽車		在建工程		共計	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值														
於一月一日，按過往呈報	34,630	39,100	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	–	–	258,300	330,447
採納香港會計準則第17號之影響	–	(8,440)	–	–	–	–	–	–	–	–	–	–	–	(8,440)
	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	–	–	258,300	322,007
添置	–	–	414	1,095	6,865	6,306	1,137	1,251	307	980	5,756	–	14,479	9,632
出售	–	–	(185)	(880)	(420)	(736)	(484)	(306)	–	(800)	–	–	(1,089)	(2,722)
出售附屬公司	–	–	–	–	–	(46,520)	–	(25,878)	–	(2,189)	–	–	–	(74,587)
重估(虧絀)/盈餘	(930)	3,970	–	–	–	–	–	–	–	–	–	–	(930)	3,970
於十二月三十一日	33,700	34,630	50,063	49,834	153,737	147,292	25,871	25,218	1,633	1,326	5,756	–	270,760	258,300
累計折舊														
於一月一日，按過往呈報	–	–	28,681	25,422	106,528	105,196	19,891	27,802	24	2,616	–	–	155,124	161,036
採納香港會計準則第17號之影響	–	–	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	28,681	25,422	106,528	105,196	19,891	27,802	24	2,616	–	–	155,124	161,036
本年度撥備	1,637	1,306	4,279	4,139	14,400	16,793	2,239	3,905	466	396	–	–	23,021	26,539
出售	–	–	(52)	(880)	–	(192)	(400)	(263)	–	(800)	–	–	(452)	(2,135)
出售附屬公司	–	–	–	–	–	(15,269)	–	(11,554)	–	(2,189)	–	–	–	(29,012)
重估之撥回	(1,637)	(1,306)	–	–	–	–	–	–	–	–	–	–	(1,637)	(1,306)
於十二月三十一日	–	–	32,908	28,681	120,928	106,528	21,730	19,890	490	23	–	–	176,056	155,122
賬面淨值														
於十二月三十一日	33,700	34,630	17,155	21,153	32,809	40,764	4,141	5,328	1,143	1,303	5,756	–	94,704	103,178
成本及估值分析														
按成本值	–	–	50,063	49,834	153,737	147,292	25,871	25,218	1,633	1,326	5,756	–	237,060	223,670
按估值	33,700	34,630	–	–	–	–	–	–	–	–	–	–	33,700	34,630
	33,700	34,630	50,063	49,834	153,737	147,292	25,871	25,218	1,633	1,326	5,756	–	270,760	258,300

11. 稅項 *(續)*

採用本公司、其附屬公司及聯營公司所在國家之法定稅率計算之除稅前溢利適用稅項支出與按實際稅率計算之稅項支出之調節，以及適用稅率(即法定稅率)與實際稅率之調節如下：

	本集團	
	二零零六年	二零零五年
	千港元	千港元
除稅前虧損	**(16,444)**	(3,008)
按法定稅率計算之稅項	**2,878**	(526)
其他國家不同稅率之影響	**(5,806)**	4,748
過往年度本期稅率之調整	**—**	(393)
無須繳稅收入	**(6,275)**	(8,668)
不可扣稅支出	**6,219**	6,745
使用過往年度稅損	**(561)**	(386)
本年度未撥備之稅項虧損	**4,034**	—
其他	**2,476**	—
按本集團實際稅率計算之稅項支出	**2,965**	1,520

12. 本公司權益持有人應佔(虧損)／溢利

在財務報告中處理之截至二零零六年十二月三十一日止年度本公司權益持有人應佔溢利為13,008,000港元(二零零五年：5,501,000港元)。

13. 每股(虧損)／盈利

每股基本虧損乃根據本年度本公司權益持有人應佔虧損16,225,000港元(二零零五年：溢利4,779,000港元)及年內已發行普通股之加權平均數165,608,961股(二零零五年(經重列)：93,900,769股)計算，以反映公開發售、紅股發行及股份合併(誠如附註32所述)之影響。

由於該等年度並無攤薄事項，故並無披露截至二零零六年及二零零五年十二月三十一日止年度之每股攤薄(虧損)／盈利。

10. 五位最高薪僱員(續)

非董事之最高薪僱員之酬金屬於下列幅度：

	僱員人數	
	二零零六年	二零零五年
	千港元	千港元
零港元至1,000,000港元	—	1
1,000,001港元至1,500,000港元	3	1
	3	2

11. 稅項

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%(二零零五年：17.5%)之稅率撥備。海外應課稅溢利之稅款根據有關之現有法例、詮釋及慣例，按本集團營業國家之現行稅率計算。

	本集團	
	二零零六年	二零零五年
	千港元	千港元
即期稅項		
香港		
－ 本年度撥備	635	1,602
－ 以往年度撥備不足／(超額撥備)	2,507	(393)
中國內地	—	1,380
	3,142	2,589
遞延稅項(附註31)	(177)	(1,069)
本年度稅款支出	2,965	1,520

根據適用之中國企業所得稅法，本集團在中國大陸註冊之兩間附屬公司東莞怡富綫路板廠(「怡富」)及高勁電子(深圳)有限公司(「高勁」)可於首兩個獲利營業年度豁免支付所得稅，並於其後三個年度獲豁免支付應繳所得稅之50%。

怡富及高勁所享有之上述稅項豁免已經屆滿。根據本年獲授之另一項稅務豁免，於二零零六年怡富適用之所得稅為15%(二零零五年：15%)。截至二零零二年十二月三十一日止年度為高勁之首個獲利年度，所得稅享有50%之豁免。故二零零六年高勁適用之所得稅率為每年15%(二零零五年：15%)。

9. 董事酬金 *(續)*

董事報酬 *(續)*

每名董事截至二零零五年十二月三十一日之酬金載列如下：

董事名稱	袍金	薪金	酌情花紅	其他福利	僱主退休金供款	合計
	千港元	千港元	千港元	千港元	千港元	千港元
執行董事						
邱德華	—	1,847	150	—	90	2,087
雷美寶	—	1,430	150	—	68	1,648
王香玲	—	780	—	—	39	819
譚榮健	—	819	13	—	42	874
譚炳華(於二零零五年六月一日辭任)	—	400	—	—	—	400
獨立非執行董事						
張仲良	150	—	—	—	—	150
吳偉雄	180	—	—	—	—	180
吳弘理	120	—	—	—	—	120
	450	5,276	313	—	239	6,278

10. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零五年：三位)董事，彼等之酬金詳情載於上文附註9。餘下三位(二零零五年：兩位)非董事之最高薪僱員年內的酬金如下：

	本集團 二零零六年	本集團 二零零五年
	千港元	千港元
薪金、津貼及實物利益	**3,116**	1,903
退休金供款	**121**	73
	3,237	1,976

9. 董事酬金

根據香港聯合交易所有限公司證券上市規則(「上市規則」)及香港公司條例第161之規定本年度之董事酬金披露如下：

董事報酬

每名董事截至二零零六年十二月三十一日之酬金載列如下：

董事名稱	袍金 千港元	薪金 千港元	酌情花紅 千港元	其他福利 千港元	僱主退休金供款 千港元	合計 千港元
執行董事						
邱德華	—	1,997	800	—	90	2,887
雷美寶	—	1,560	—	—	54	1,614
王香玲	—	780	—	—	39	819
譚榮健	—	819	—	—	37	856
獨立非執行董事						
張仲良	150	—	—	—	—	150
吳偉雄	180	—	—	—	—	180
吳弘理	120	—	—	—	—	120
	450	5,156	800	—	220	6,626

8. 經營業務之(虧損)／溢利

本集團經營業務之(虧損)／溢利已扣除／(計入)：

	二零零六年 千港元	二零零五年 千港元
存貨成本	**397,638**	466,424
物業、廠房及設備折舊	**23,021**	26,539
租賃土地及土地使用權攤銷	**250**	252
預付租金攤銷	**737**	737
遞延產品開發成本攤銷	**1,921**	1,641
營業租約最低租金：		
土地及樓宇	**5,729**	7,876
辦公室設備	**—**	209
員工成本(包括董事酬金 — 附註9)：		
工資及薪金	**80,267**	91,117
退休金供款	**1,343**	1,443
減：已放棄之供款	**—**	—
	1,343	1,443
	81,610	92,560
核數師酬金	**900**	880
應收款項減值虧損	**6,042**	—
存貨撥備	**—**	1,190
出售物業、廠房及設備之虧損	**356**	44
匯兑收益淨額	**(1,063)**	(653)
出售按公平值經損益入賬之財務資產之收益	**(4,710)**	(72)

已售存貨成本包括涉及直接員工成本、存貨撥備、攤銷預付租金、遞延產品開發成本攤銷、土地及樓宇經營租約租金及製造業務折舊之款項45,486,000港元(二零零五年：62,754,000港元)，有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

於二零零六年十二月三十一日，本集團並無已放棄之供款可供扣減未來年度(二零零五年：無)。

6. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

從以下業務錄得之收入已納入營業額內：

	二零零六年 千港元	二零零五年 千港元
製造及銷售電子產品	**353,721**	386,411
製造及銷售綫路板	**104,308**	95,777
買賣上市證券投資	**56,034**	7,342
提供貸款融資	**333**	296
製造及銷售光學產品	**—**	64,045
	514,396	553,871

7. 其他收益

	二零零六年 千港元	二零零五年 千港元
銀行利息收入	**21,383**	9,025
附屬公司終止註冊之收益	**—**	2,973
上市證券投資之股息收入	**288**	106
廢棄存貨之銷售額	**78**	558
已收管理費用	**—**	256
產品開發收入	**2,160**	2,520
租金收入	**144**	137
原材料之銷售額	**1,459**	1,084
賺取其他利息	**16**	7,102
賣方之賠償	**2,598**	308
其他	**2,943**	2,127
	31,069	26,196

5. 分部資料 *(續)*

b) 地區分部

下表載列本集團地區分部之有關收益及若干資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		綜合	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
分部收益												
向外界客戶銷售	**34,147**	51,357	**103,186**	130,442	**179,952**	146,836	**175,908**	196,340	**21,203**	28,896	**514,396**	553,871

	香港		中國內地		其他		綜合	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
其他分部資料：								
分部資產	**754,480**	532,496	**164,980**	197,662	**21,369**	43,813	**940,829**	773,971
於聯營公司之權益	**–**	–	**–**	–	**151,367**	156,892	**151,367**	156,892
							1,092,196	930,863
資本開支	**941**	1,945	**11,401**	5,787	**2,137**	1,900	**14,479**	9,632

5. 分部資料（續）

a) 業務分部（續）

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部資產	218,067	228,602	82,368	110,409	55	3,909	185,996	40,704	13,913	51,769	–	–	–	(56,676)	500,399	378,717
於聯營公司之權益	–	–	–	–	–	–	–	–	–	–	151,367	156,892	–	–	151,367	156,892
未分配資產	–	–	–	–	–	–	–	–	–	–	–	–	–	–	440,430	395,254
合計															1,092,196	930,863
分部負債	73,442	44,170	57,661	87,895	2,578	3,875	10	11	112	122	–	–	–	(29,000)	133,201	107,073
未分配負債	–	–	–	–	–	–	–	–	–	–	–	–	–	–	4,322	27,594
總負債															137,523	134,667
其他分部資料																
折舊、攤銷及減值虧損	10,408	11,986	10,317	9,267	–	–	–	–	–	–	–	3,798	–	–	20,725	25,051
未分配款額															2,296	1,488
															23,021	26,539
資本開支	3,702	3,823	10,045	3,696	–	–	–	–	–	–	–	832	–	–	13,750	8,348
未分配款額															729	1,284
															14,479	9,632
應收貸款減值虧損	–	–	–	–	–	–	–	–	(1,500)	(45,000)	–	–	–	–	(1,500)	(45,000)
撥回就持作銷售物業超額撥備	–	–	–	–	–	–	–	200	–	–	–	–	–	–	–	200
應收賬款減值虧損	(34)	–	(6,008)	–	–	–	–	–	–	–	–	–	–	–	(6,042)	–
存貨撥備	–	(650)	–	(540)	–	–	–	–	–	–	–	–	–	–	–	(1,190)
租約樓宇之過往重估虧絀撥回淨額	–	1,530	–	–	–	–	–	–	–	–	–	–	–	–	–	1,530
未分配款額															–	3,740
															–	5,270
投資物業之公平值變動所產生之虧損淨額															(329)	(490)
未分配款項	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

5. 分部資料 *(續)*

在釐定本集團之地區分部時，會按客戶所在地劃分收益所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

a) 業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)及若干資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
分部收益：																
向外界客戶銷售	353,721	386,411	104,308	95,777	–	–	56,034	7,342	333	296	–	64,045	–	–	514,396	553,871
分部間銷售	–	–	–	–	16,860	20,066	–	–	1,561	4,439	–	–	(18,421)	(24,505)	–	–
其他收益	2,094	2,795	5,029	2,963	253	–	–	132	–	89	–	10,832	(253)	–	7,123	16,811
合計	355,815	389,206	109,337	98,740	17,113	20,066	56,034	7,474	1,894	4,824	–	74,877	(18,674)	(24,505)	521,519	570,682
分部業績	4,646	18,489	(23,844)	(19,739)	97	(223)	2,227	(3,033)	(5,924)	(4,032)	–	(2,098)	(1,763)	(4,469)	(24,561)	(15,105)
利息、股息收入及未分配收益															23,946	9,385
出售持作銷售物業所得收益/(虧損)															5	(143)
出售恒光行控股權益所得收益															–	42,244
出售一間附屬公司所得收益															557	–
出售投資物業收益															–	2,715
租約權益之過往重估虧絀撥回淨額															–	5,270
持作銷售物業超額撥備之撥回															–	200
投資物業之公平值變動產生的虧損淨額															(889)	(490)
未分配開支															(8,477)	(4,081)
經營業務(虧損)/溢利															(9,419)	39,995
應收貸款減值虧損															(1,500)	(45,000)
於聯營公司權益減值虧損															(5,525)	–
應佔聯營公司業績															–	1,997
除稅前虧損															(16,444)	(3,008)
稅項															(2,965)	(1,520)
年度虧損															(19,409)	(4,528)

5. 分部資料

分部資料以兩種分部形式呈報：(i)以業務分部作為主要呈報方式，及(ii)以地區分部作為次要呈報方式。

本集團之經營業務按業務性質及所提供之產品及服務分別組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

a) 電子產品分部，包括生產及銷售電子產品；

b) 綫路板分部，包括生產及銷售綫路版；

c) 電子部件及零件分部，包括買賣及分銷電子配件及部件；

d) 上市股本證券分部，包括買賣上市股本投資專案；

e) 金融服務分部，包括提供貸款融資服務；及

f) 光學產品分部，包括製造和銷售光學產品。

4. 估計不確定性之主要來源（續）

c) 呆壞賬撥備

附註3載述應收賬款及其他應收款項於初次確認時以公平值確認，並隨後利用實際利息法以攤銷成本計算。本公司會就估計不能收回金額提撥適當撥備，並於有客觀證據顯示應收賬款不能收回時在損益賬中確認。

管理層認為已設立詳細程序，以監管此項風險，因為本集團大部份營運資金來自應收貿易賬款。於釐訂應收賬款及其他應收款項是否須提撥撥備時，本公司會考慮賬齡狀況，以及收回款項之可能性。當極不可能收回應收貿易賬款，則會確認呆壞賬撥備。計算撥備時，本公司需要估計預期將收取之未來現金流量。就此而言，本公司董事信納此項風險極微，並計及本公司之過往記錄及現時經濟環境後，認為已作出充足撥備。

d) 遞延產品開發成本

年內，管理層再次考慮本集團產品開發開支所產生之內在及外在產生之無形資產之可收回性，而已計入本集團二零零六年十二月三十一日之綜合資產負債表之有關開支為8,387,000港元（二零零五年：6,819,000港元）。項目的發展仍然令人滿意，而客戶的反應已再肯定管理層之前對項目預計收入之估計。然而，由於競爭劇烈，管理層再次考慮其有關未來市場佔有率及該等產品之預計毛利率的假設。本公司已進行現金流量預測，而管理層有信心，縱使回報減少，資產之賬面值仍可悉數收回。本公司會密切監察有關情況，並倘未來市場活動顯示須作出調整，則會於未來期間作出調整。

e) 所得税

本集團須繳納多個司法管轄區之所得稅。在確定全球所得稅的撥備時，本集團須作出重大判斷。在正常業務過程中，有許多交易及計算均難以明確作出最終的稅務釐定。本集團須估計未來會否繳納額外稅項，從而確認對預期稅務審核事宜之責任。倘該等事宜之最終稅務結果與起初入賬之金額不同，該等差額將影響稅務釐定期內之所得稅及遞延稅項撥備。

3. 會計政策變動

香港會計師公會頒佈數項由本集團本期會計期首次生效或可提早採納的新增及經修訂的香港財務報告準則。

附註2概述採納有關發展（惟以與本集團有關者為限）後之重大會計政策。採納新香港財務報告準則，對所編制及呈列之本期或過往會計期間之業績並無重大影響。因此，無須作出前期調整。

本集團並未應用於本會計期間尚未生效之任何新標準或詮釋（見附註39），惟於二零零六年十一月一日或之後開始之會計期間生效之香港（國際財務報告詮釋委員會）－詮釋10 中期財務報告及減值除外。

4. 估計不確定性之主要來源

下文載述存在重大風險之未來主要假設及於結算日存在之其他主要估計不明朗原因，可能導致須對下一個財政年度資產及負債賬面值作出重大調整。

a) 投資物業公平值估計

投資物業已由獨立合資格專業估值師公司於結算日按其現有用途以市值基準重新估值或由本公司董事釐定。有關估值乃根據若干假設進行，故當中仍有不明確因素且或會與實際結果有重大差異。於作出判斷時，本集團已考慮活躍市場中類似物業之當前市價，並運用主要根據各結算日之市況作出之假設。

b) 財務工具之公平值

財務工具（如利率、外匯及股本衍生工具）乃按公平值計入資產負債表。公平值之最佳憑證為於活躍市場中之報價，倘某一項財務工具未能取得報價，本集團將採用由獨立金融機構或內部或外部估值模式釐定之市值估計其公平值。就該等財務資產及負債定價及估值時所採用之方法、模式及假設乃屬主觀性，並須管理層作出若干程度之判斷，而有關判斷或會導致出現截然不同之公平值及結果。所有重大財務估值模式均受嚴密監控，並會定期測試及檢查。

2. 主要會計政策概要(續)

w) 分類報告

分類乃指本集團可區分之部分，包括提供之產品或服務(業務分類)或提供產品或服務之特定經濟環境(地區分類)，均受有別於其他分類之風險及回報所影響。

根據本集團之內部財務報告制度，就此等財務報表而言，本集團選擇業務分類資料為主要報告形式，而地區分類資料則為次選報告形式。

分類收益、開支、業績、資產及負債包括直接劃分至該分類之項目及可合理劃分為該分類之項目。例如，分類資產可包括存貨、貿易應收賬款及物業、廠房及設備。分類收益、開支、資產及負債未計集團內公司間結算，集團內公司間交易則予以抵銷作為綜合處理之部分，惟該等集團內公司間之結餘及交易乃屬於一個單一類別內之集團實體之間之交易及結餘則除外。分類間交易之定價乃按給予外間人士之類似條款釐定。

分類資本開支乃指期內因收購預計可使用超過一個期間之分類資產(包括有形及無形資產)所產生之總成本。

未分配項目主要包括金融和企業資產、計息貸款、借貸、稅項結餘、企業及融資開支。

2. 主要會計政策概要*(續)*

u) 外幣換算*(續)*

外匯匯率相若之匯率換算為港元。資產負債表項目(包括於二零零五年一月一日或之後因合併所收購之外國企業產生之商譽)乃按結算日之外匯匯率換算為港元。產生之匯率差額直接於權益成分內獨立確認為一分開之項目。綜合於二零零五年一月一日之前收購之外國企業產生之商譽，按收購外國企業日期適用之外匯匯率換算。

於出售外國企業時，於權益內確認有關該外國企業之匯兌差額之累計數額， 乃計入出售之損益中。

v) 關聯人士

在編製本賬項時，與集團關聯人士是指：

i) 該人士有能力直接或間接透過一個或多個中介人控制，或可發揮重大影響本集團的財務及經營決策，或共同控制本集團；

ii) 本集團及該人士均受共同控制；

iii) 該人士屬本集團的聯營公司或本集團為合營方之合營公司；

iv) 該人士屬本集團主要管理人員的成員、或屬該人的近親家庭成員、或受該等個別人士控制、或共同控制或重大影響的實體；

v) 該人士如屬(i)所指的近親家庭成員或受該等個別人士控制、或共同控制或重大影響的實體；或

vi) 該人士屬提供福利予集團或與本集團關聯的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響，或受該個人影響，他們與該實體交易的家庭成員。

2. 主要會計政策概要 *(續)*

t) 收入確認 *(續)*

v) 股息

- 非上市投資之股息收入於股東收取付款之權利確定時確認。

- 上市投資之股息收入在該投資價格除息時確認。.

vi) 提供管理服務之收入

維修及其他服務之收入，於提供服務時確認。

vii) 經營租賃的租金收入

經營租賃的租金收入在租賃期所涵蓋的會計期間內，以等額在損益賬確認；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在綜合損益賬中確認為應收租賃淨付款總額的組成部分。或有租金在其產生的會計期間內確認為收入。

u) 外幣換算

本集團各實體之財務報表內之項目，按其經營所在之主要經濟環境之貨幣（「功能貨幣」）計算。綜合財務報告乃以港元(亦即本公司之功能貨幣)呈列。本公司之功能及呈列貨幣為港元。利用港元作為本公司之呈列貨幣是因為本集團內實質實體之功能貨幣為港元。

於年內進行之外幣交易以交易日之適用外匯匯率換算為港元。於結算日以外幣結算之貨幣資產及負債按該日之外匯匯率換算為港元。匯兑盈虧則計入損益表內。

按過往成本以外幣為單位之非貨幣性資產及負債，按交易日之匯率換算。以公平值列賬的非貨幣性資產及負債按釐定其公平值當日適用之匯率換算。

2. 主要會計政策概要(續)

s) 準備及或然負債

當本公司或本集團因過去事項須承擔法定義務或推定義務，而履行該義務很可能需要付出經濟利益及有可靠估計時，則須就未確定時間或金額之負債確認準備。如果金錢之時間價值重大，準備會以履行義務預期所需支出之現值列報。

當不可能導致經濟利益流出，或其數額未能可靠地估計，除非經濟利益流出之可能性極小，否則須披露該義務為或然負債。其存在僅能以一項或數項未來事項之發生或不發生來證實之潛在責任，除非經濟利益流出之可能性極小， 亦同時被披露為或然負債。

t) 收入確認

於經濟利益極可能流入本集團，且收入得以可靠地衡量時，收入按下基準確認入賬：

i) *貨品出售*

在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

ii) *利息收入*

利益收入乃採用實際利率法於其產生利息時確認；

iii) *出售上市證券投資*

證券之買賣費及交易費按交貿日基準入賬；

iv) *物業出售*

來自持作出售之物業之出售收益於簽訂買賣協議時或由相關政府專責機構簽發入伙紙時(兩者中較遲者)被確認。於確認收益日期前就出售物業收取之按金及分期付款，列入資產負債表下已收之未來銷售按金及分期付款內。

2. 主要會計政策概要*(續)*

r) 所得税*(續)*

確認遞延税項資產及負債之有限例外情況包括：不可扣税商譽所產生之暫時差異、不影響會計或應税溢利(如屬業務合併的一部分則除外)之資產或負債之初步確認，以及於附屬公司之投資之暫時差異，如為應課税差異，只限於本集團控制轉回時間而且在可預見未來不大可能轉回之差異；或如屬可予扣減的差異，則只限於可在將來可能轉回的差異。

所確認之遞延税項金額，乃按照各資產及負債項目原計劃之變現及償還方式，以其賬面值及於結算日所頒行或大致頒行之税率所計算。遞延税項資產及負債並未以折現法計算。

遞延税項資產之賬面值會於每一個結算日予以評估。當不再可能產生足夠應課税溢利以使用相關之税務利益，則遞延税項資產會相應地被減少至其預期可實現之數額。但如可能有足夠應課税溢利，該減值將被撥回。

分派溢利所產生之額外所得税，於確認支付有關股息之責任時確認。

本期税項結餘及遞延税項結餘以及當中之變動乃各自分開呈列及不予沖銷。只有當符合以下之額外條件，而本公司或本集團擁有沖銷現期之税項資產及税項負債之法律權利且僅在此情況，本期税項資產才會與本期税項負債抵銷，而遞延税項資產則與遞延税項負債抵銷：

- 就本期之税項資產及負債而言，本公司或本集團計劃以淨額方式結算，或同時變現資產及償還負債；或

- 就遞延税項資產及負債而言，如該資產及負債所產生之所得税乃為同一個税務機關所徵收，而：

- 税項乃為同一個繳税單位；或

- 對不同繳税單位，但於每一個未來期間，意料到可觀之遞延税項負債或資產或資產將被償還或回收，計劃以淨額方式變現本期之税項資產及償還本期之税項負債或同時變現及償還。

2. 主要會計政策概要*(續)*

q) 僱員福利*(續)*

v) 以股份支付之僱員補償(續)

所有以股份支付之補償最終於損益表中確認為開支，並相應計入額外實繳股本(扣除遞延稅項，倘適用)。倘歸屬期或其他歸屬條件適用，開支將按照最佳可估計預期歸屬之購股權數目於歸屬期分攤。非市場歸屬條件乃納入有關預期成為可行使之購股權數目之假設內。倘有任何跡象顯示預期歸屬之購股權數目與過往估計出現差異，估計將於其後作出修訂。倘最終獲行使之購股權少於原先估計，概不會對過往期間所確認之開支作出調整。

於認股權獲行使時，最高達已發行股份之面值之已收取所得款項(扣除任何直接涉及交易之成本)將重新分配至股本，而超出之任何數額將列為額外實繳股本。

r) 所得稅

本年度之所得稅包括即期及遞延稅項資產及負債變動。除直接與權益有關之項目確認為權益外，現期稅項及遞延稅項資產及負債變動均於損益表內確認。

本期稅項是根據年內應課稅收入，按結算日已頒行或大致已頒行之稅率計算之預期應付稅項，並就過往年度的應付稅項作出調整。

遞延稅項之資產及負債乃分別來自資產及負債項目為財務報告目的所呈列之賬面值，與其就稅基計算之賬面值之可扣稅或須課稅暫時差額。遞延稅項資產亦可由尚未動用之稅務虧損及稅收抵免所產生。

除若干有限之特別情況外， 所有遞延稅項負債及遞延稅項資產(資產確認之上限乃基於未來有可能產生之稅務利潤並能沖銷已確認之遞延稅項資產)均被確認。足以支持確認可予扣減暫時差異所產生遞延稅項資產之日後應課稅溢利，包括因轉回現有應課稅暫時差異而產生之數額；但這些差異必須與同一稅務機關及同一應課稅實體有關，並預期在預計轉回可予扣減暫時差異之同一期間或遞延稅項資產所產生稅務虧損可予撥回或結轉之期間內轉回。在決定現有應課稅暫時差異是否足以支持確認由未使用稅項虧損及稅項撥回所產生的遞延稅項資產時， 亦會採用同一準則，即須計及與同一稅務機關及同一應課稅實體有關的差異，並預期在能夠使稅項虧損或稅項撥回之期間內轉回。

2. 主要會計政策概要 *(續)*

q) 僱員福利 *(續)*

iii) 僱傭條例之長期服務金

根據香港僱傭條例，本集團若干員工已完成為本集團服務所需年期，於終止僱用時符合收取長期服務金資格。若終止僱用符合香港僱傭條例所規定之情況，本集團有責任支付該等款項。

本集團就預期未來可能作出之長期服務金確認撥備。該等撥備乃按照員工截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

iv) 退休福利計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃(「強積金計劃」)，以供有資格參與強積金計劃之僱員參加。供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

本集團在中華人民共和國(「中國」)附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

v) 以股份支付之僱員補償

於二零零二年十一月七日後授出之所有以股份支付之支出安排乃於綜合財務報告中確認。本集團為其僱員之薪酬設有以股本結算並以股份支付之補償計劃。

授予任何以股份支付之僱員補償而換取所得僱員服務乃按其公平值計量。該等僱員服務乃參照所獎勵之購股權而釐定。其價值會於授出日期作出估值，並撇除任何非市場歸屬條件之影響(例如盈利能力及銷售增長目標)。

2. 主要會計政策概要(續)

n) 應收賬款及其他應收款項

應收賬款及其他應收款項最初按公平值列值，其後按攤銷成本減呆壞賬之減值虧損列值(見附註2(l))，惟應收賬項為向關連人士作出無固定還款期之免息貸款或折現之影響並不重大者除外。在該等情況下，應收賬項按成本減呆壞賬之減值虧損列值(見附註2(l))。

o) 應付賬款及其他應付款項

應付賬款及其他應付款項最初按公平值列值，其後按攤銷成本列值，除非折現之影響屬重大，在此情況下則按成本列值。

p) 現金及現金等價物

現金及現金等價物包括銀行及手頭現金、銀行及其他金融機構之活期存款，以及可隨時兑換為已知數額之現金之短期高流動資，該等投資所面對之價值變動風險並不重大，並為一般於購入時起計之三個月內到期。須於提出要求後償還並構成本集團現金管理之銀行透支，就綜合現金流量報表而言，亦計入為現金及現金等價物之一部份。

q) 僱員福利

i) 短期僱員福利

僱員就年內提供之服務享有薪酬、年度分紅、有薪年假、界定供款計劃供款以及非貨幣性福利等各種福利。如此付款或結算獲遞延及影響並不重大，則按其現值列值。

ii) 帶薪假期結轉

本集團根據僱員合約，每一曆年向僱員提供帶薪年假。在若干情況下，允許將截至結算日之餘下未用之假期結轉並由有關僱員於下一年度使用。僱員年度內應得之帶薪假期之預計將來成本及結轉於結算日列作應計費用。

2. 主要會計政策概要 *(續)*

l) 資產減值 *(續)*

ii) 其他資產之減值(續)

– 撥回減值虧損

就商譽以外之資產而言，倘用以釐訂定收回金額之估計出現有利轉變，有關減值虧損將予撥回。商譽之減值虧損不會被撥回。

撥回之減值虧損以倘過往年度並未確認減值虧損而應已釐定之資產賬面金額為限。撥回之減值虧損乃於確認撥回之年度內計入損益表。

iii) 中期財務報告和減值

根據聯交所證券上市規則，本集團須就財政年度的首六個月編製符合香港會計準則第34號中期財務報告規定的中期財務報告。本集團在中期期末採用在財政年度終結時會採用的相同減值測試、確認和轉回準則(參閱附註2(l)(i)和(ii))。

可供出售投資和以成本列賬的非報價權益證券已在中期確認的減值虧損不會在其後轉回。即使僅在該中期所屬的財政年度終結時才評估減值並確認沒有虧損或所確認的虧損較少，也不會轉回減值虧損。本集團在中期就商譽和以成本列賬的非掛牌權益證券並無確認任何減值虧損。

m) 存貨

存貨以成本及可變現淨值兩者之較低者入賬。

成本乃根據標準成本基準(即概約平均實際成本)計算，包括採購成本、轉換成本和將存貨運至現址及使其達至現時狀況所產生之成本。

可變現淨值按在日常業務過程中之估計售價，減去估計完成成本及估計進行出售所需之其他成本計算。

於出售存貨後，其賬面值計入相關收益確認之期間之費用。存貨撇減至可變現淨值之任何撇減金額和虧損之金額，計入撇銷虧損發生之期間之費用。撥回就存貨撇減之任何金額乃於撥回產生之期間確認為已確認存貨之減值及列作一項開支。

2. 主要會計政策概要*(續)*

l) 資產減值*(續)*

ii) 其他資產之減值

本集團會在每個結算日審閱內部及外部資料，以確定下列資產是否出現減值跡象，以往確認的減值虧損是否不再存在或已經減少：

- 物業、廠房及設備(按重估金額列值之物業除外)；
- 分類為經營租賃項下持有之租賃土地及土地使用權；
- 遞延產品開發成本；
- 於附屬公司之投資；
- 於聯營公司之投資。

倘若存在任何有關跡象，則會估計資產的可收回金額。此外，尚未可供使用之無形資產及具無限使用年期之無形資產，會每年估計可收回金額，以確定是否有任何減值跡象。

- 計算可收回金額

  資產之可收回金額為其售價淨額及使用價值之較高者。於評估使用價值時，估計未來現金流量乃按能反映現時市場對貨幣時間值及資產特定風險的評估的税前貼現率，貼現至其現值。倘資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產組別(即賺取現金單位)來釐定可收回金額。

- 確認減值虧損

  每當資產或其所屬的賺取現金單位的賬面金額超過其可收回金額，即會於損益表中確認減值虧損。就賺取現金單位確認的減值虧損，首先會分配予減少賺取現金單位(或一組單位)所獲分配的任何商譽賬面金額，然後再按比例減少該單位(或一組位)中其他資產的賬面金額，惟個別資產賬面值不會減少至低於其本身的公平值減銷售成本或使用價值(若能釐定)。

2. 主要會計政策概要 *(續)*

l) 資產減值

i) 於債務及股本證券內之投資及其他應收款項之減值

本集團在每個結算日審閱已按成本或攤銷成本入賬的債務與權益證券投資和其它流動與非流動應收款項或已分類為可供出售投資，以確定是否有客觀的減值證據。如有任何此類證據存在，任何減值虧損按以下方式釐定及確認：

- 就以成本列賬的非上市權益證券和流動應收款項而言，減值虧損是以金融資產的賬面金額與同類金融資產於當時市場的回報率折現(如果折現會造成重大的影響)預計未來現金流量之間的差額計量。如流動應收款項的減值虧損於其後期間減少，減值虧損則被轉回。權益證券的減值虧損不可轉回。

- 就按攤銷成本列值的貿易及其他應收款項及其他金融資產而言， 如貼現影響重大，減值虧損乃按資產賬面金額與估計未來現金流量按金融資產原有的實際利率(即在初始確認該等資產時計算的實際利率)貼現的現值兩者的差額計量。

若於其後的期間，減值虧損數額減少，而有關減少可客觀地與在確認減值虧損後發生的事件聯繫，則減值虧損會透過損益表撥回。減值虧損撥回不得導致資產賬面金額超出若在以往年度沒有確認減值虧損之金額。

- 就可供出售證券而言，已直接確認於權益中之累計虧損應從權益轉出並於損益表中確認。於損益表確認之累計虧損金額為收購成本(減去任何本金還款及攤銷)與現行公平值之差額，減去任何以前該資產於損益表中確認的減值虧損。

可供出售股本證券的減值虧損如已於損益表內確認，則不會透過損益表沖回。其後該資產公平值之任何增加會直接於權益中確認。

若其後公平值的增加可客觀地與在確認減值虧損後發生的事件聯繫，則可供出售債券的減值虧損可被沖回。減值虧損在該情況下沖回會於損益表中確認。

2. 主要會計政策概要(續)

i) 遞延產品開發成本(續)

研究及開發成本(續)

具有限使用期之無形資產之攤銷，以直線法在資產之估計使用年期在損益表中扣除。下列具有限使用期之無形資產，由可供使用日期起於估計可使用年期內攤銷如下：

–	資本化開發成本	7年

攤銷年期及方法每年檢討。

j) 租約

凡租約條款將擁有權之幾乎所有風險及回報轉移至承租人之租約，均被視為融資租約。所有其他租約則被分類為經營租約。

如本集團是以經營租賃獲得資產的使用權，其根據租約的支出於綜合損益賬中根據其租約期所涵蓋的會計期間，以等額扣除。如有其它基準能更清晰地反映其租賃資產所產生的收益模式則除外。租賃所涉及的鼓勵措施的收入均在損益賬中確認為租賃淨付款總額的組成部分。或有租金在其產生的會計期間內在損益賬中扣除。

以經營租賃持有土地的收購成本以直線法於租約期內攤銷。

k) 持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。賬面值乃成本值減減值虧損及估值之較低者。

2. 主要會計政策概要(續)

g) 物業、廠房及設備(續)

物業、廠房及設備項目於以下之預計可用年期內以直線法撇銷成本或估值減其剩餘可使用價值(如有)以計算折舊：

—	座落在租賃土地之樓宇	25年
—	租賃裝修	2-20年
—	廠房及機器	5-15年
—	傢俬、裝置及辦公室設備	5-10年
—	汽車	5年

當物業、廠房及設備項目之不同部分有不同使用年期時，項目之成本或估值在不同部分之間按合理基準分配，每個部分分開計算折舊。資產之可使用年期及其剩餘價值(如有)須每年檢討。

h) 在建工程

在建工程指在建之物業及廠房以及待安裝之設備，並以成本減減值虧損列賬(見附註2(l)(ii))。成本包括建築之直接成本，以及於建築及安裝期間之利息開支。當資產已大致可用作擬定用途(儘管中國有關機關延遲發出有關之授權證書)，該等成本不再資本化，而在建工程則轉撥至物業、廠房及設備。

i) 遞延產品開發成本

研究及開發成本

研究活動之開支，於產生時確認為開支。

倘產品或程序在技術及商業上可行，而本集團有充足資源且有意完成發展，則開發活動之開支乃作資本化。資本化之開支，包括原料、直接勞工以及適當比例之間接成本及借貸成本(倘適用)。資本化開發成本以成本減累計攤銷及累計虧損列值(見附註2(l)(ii))。其他開發成本於招致之期間確認為開支。

2. 主要會計政策概要*(續)*

f) 投資物業*(續)*

興建或發展日後作為投資物業之物業分類為物業、廠房及設備，並以成本列值，直至建築或發展完成為止，而屆時有關物業則按公平值重新分類為投資物業。物業於該日之公平值與其之前之賬面值之任何差額，在損益賬中確認。

g) 物業、廠房及設備

下列物業、廠房及設備按其重估金額於資產負債表內按成本減任何累積折舊及減值虧損列賬（見附註2(l)(ii)）：

- 位於租約土地上持作自用之樓宇，而該等樓宇之公平值為可自租約開始時與租賃土地之公平值分開計量(見附註2(j))；及

- 其他廠房及設備。

因重估持作自用物業產生之變動一般在儲備內處理。僅有例外情況如下：

- 倘產生重估虧絀，變動將在損益表內扣除，直至超出於緊接重估前就有關資產於儲備內持有之金額為止；及

- 倘產生重估盈餘，變動將計入損益表，並以就同一項資產先前已於損益表內支銷之重估虧絀為限計算。

  報廢或出售物業、廠房及設備項目所產生之損益，以出售所得款項淨額與項目之賬面金額之間差額釐定，並於報廢或出售日在損益表內確認。任何相關重估盈餘由重估儲備撥入保留溢利。

2. 主要會計政策概要*(續)*

e) 於債務及股本證券內之其他投資

本集團及本公司就債務及股本證券投資之政策(不包括於附屬公司、聯營公司及共同控制實體之投資)如下：

於持作交易用途之證券投資歸類為流動資產，並初步以公平值列賬。公平值於每個結算日時重新計量，任何產生之盈虧於損益表內確認。

本集團及／或本公司有積極能力及意圖持至到期之有期債務證券歸類為持至到期證券。持至到期證券初步於資產負債表內以公平值另加交易成本列賬，隨後則按攤銷成本減減值虧損於資產負債表內列賬(見附註2(l)(i))。

並無在活躍市場報價及公平值不可以可靠地估計之其他股本證券投資，於資產負債表內按成本減減值虧損列賬(見附註2(l)(i))。

不屬於上述類別之其他證券投資歸類為可供出售證券。於每個結算日，公平值將予以重新計量，任何因此產生之盈虧直接於權益中確認，惟就貨幣項目如債券等而言，匯兌收益及虧損直接於損益表內確認。倘該等投資為計息，根據權益法計算之利息乃於損益表內確認。倘解除確認該等投資或予以減值(見附註2(l)(i))，先前於權益中直接確認之累積收益或虧損於損益表內確認。

投資於本集團承諾購入／出售該等投資或該等投資屆滿當日確認／不予確認。

f) 投資物業

投資物業為租賃權益下擁有或持有之土地及／或樓宇，以賺取租金收入，作資本增值或作現時未定之未來用途。

投資物業包括現時未能確定未來用途而持有之土地。投資物業按公平值在資產負債表內列賬。因公平值變動產生或來自報廢或出售投資物業之任何收益或虧損於損益表內確認。投資物業之租金收入按附註2(t)(vii) 內所述進行會計處理。

倘本集團根據經營租約持有物業權益以賺取租金收入及／或用於資本增值目的時，該等權益按逐項基準被歸類為及作為投資物業進行會計處理。任何被歸類為投資物業之該等物業權益乃猶如其根據融資租約持有(見附註2(j))列賬，並採用與根據融資租約租賃之其他投資物業相同之會計政策計算該等權益。租約付款按附註2(j)所述作會計處理。

2. 主要會計政策概要(續)

c) 附屬公司(續)

少數股東權益，為並非由本公司擁有(不論直接或間接透過附屬公司)的權益應佔附屬公司的資產淨值部分，就此而言，本集團並未與該等權益持有人協定任何額外條款，以致本集團整體須承擔就財務負債所界定的合約責任。少數股東權益在綜合資產負債表內與本公司股東應佔權益分開呈列。於本集團業績內之少數股東權益作為年內少數股東權益與本公司權益持有人之間在溢利或虧損總額之分配，並在綜合損益表內呈列。

倘少數股東應佔之虧損超出於附屬公司內少數股東權益，超出部分及任何少數股東之進一步虧損於本集團之權益內扣除，惟倘少數股東有約束責任作出(及能夠作出)額外投資彌償該等虧損除外。倘附屬公司其後錄得溢利，本集團之權益應佔全部該等權益，直至先前由本集團撥出之少數股東應佔虧損部分得以彌補為止。

於本公司資產負債表內，於附屬公司之投資按成本減減值虧損列賬(見附註2(l)(ii))。

d) 聯營公司

聯營公司指本集團或本公司對其有重大影響力，但無法控制或共同控制其管理決定，包括參與財務及經營政策決定。

聯營公司之投資乃根據權益法在綜合財務報表中作會計處理，初步按成本入賬及隨後按收購後本集團攤佔有關聯營公司資產淨值之變動而作出調整，除非該等投資被分類為持作出售用途(或被列入被歸類為持作出售之出售組別內)(見附註2(e))。

綜合損益表包括本集團於該年度攤佔該聯營公司之收購後除稅後業績，包括年內確認與於聯營公司之投資有關之商譽之任何減值虧損(見附註2(1)(i))。倘本集團應佔之虧損超過其於聯營公司之權益，則本集團之權益會撇減至零及不再確認進一步虧損，而除非本集團已代表該聯營公司產生法律或推定之責任或須作出付款。

就此而言，本集團於聯營公司之權益為根據權益法計算投資之賬面值連同本集團構成於該聯營公司之本集團淨投資之長期權益部分。

2. 主要會計政策概要 *(續)*

b) 財務報表編製基準

財務報表以港元列示，並四捨五入至千位。編製財務報表所使用之計量基準為歷史成本法，惟誠如以下會計政策所解釋，下列資產乃按其之公平值列賬：

- 分類為可供出售投資（見附註2 (e)）、若干樓宇（見附註2(g)）、投資物業（見附註2(f)）及持作出售物業（見附註2(k)）或按公平值經損益入賬的財務資產之金融工具（見附註2(e)）。

截至二零零六年十二月三十一日止年度之綜合財務報表包括本公司及其附屬公司。

編製此等符合香港財務報告準則之財務報表需要管理層作出判斷、估計及假設，而該等判斷、估計及假設會影響有關資產、負債、收入及開支之政策應用及申報數額。該等估計及有關假設乃根據過往經驗及管理層相信於該等情況下乃屬合理之各項其他因素為基準而作出，所得結果構成管理層就目前未能從其他來源明顯得出賬面值的資產及負債作出判斷之基準。實際數字或會有別於估計數字。

本集團持續就所作估計及相關假設作出評估。倘若會計估計之修訂僅影響作出有關修訂之期間，則於該期間確認有關修訂；倘若會計估計之修訂影響當期及未來期間，則於當期及未來期間確認有關修訂。

在應用香港財務報告準則時管理層作出對來年有重大調整之主要風險並會對財務報表及估計有重大影響的判斷，在附註4論述。

c) 附屬公司

附屬公司乃本集團控制之實體。當本集團有權監管財務及營運政策以從其經營活動獲取利益時，則存在控制關係。於評估控制關係時，將考慮現時可行使之潛在投票權。

於附屬公司之投資自控制開始日期直至控制終止日合併入綜合財務報表。集團內公司間之結餘及交易及因集團內交易而產生之任何未變現溢利，均於編製綜合財務報表時全部撤銷。集團內公司間交易所產生之未變現虧損亦按照未變現溢利之方法同樣予以撤銷，惟僅限於沒有減值跡象之情況下。

1. 編製基準

a) 主要業務

本公司在百慕達註冊成立為有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊地址及主要營業地點在年報中公司資料一節中披露。

本公司之主要業務為投資控股。年內本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資及提供貸款融資。年內本集團之主要業務性質並無重大變動。

b) 綜合賬目之基準

本集團之財務報告包括本公司及其附屬公司截至二零零六年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

出售附屬公司之收益或虧損指出售所得款項與本集團佔該公司之資產淨值之差額，連同之前並無在綜合損益賬內支銷或確認之任何商譽或資本儲備。

少數股東權益指外界股東於本公司附屬公司之業績及資產淨值所佔之權益。

2. 主要會計政策概要

a) 合規聲明

該等財務報表已根據香港財務報告準則(「香港財務報告準則」，此統稱包括香港會計師公會(「香港會計師公會」)頒佈之所有適用之香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋)、香港公認之會計原則及香港公司條例之披露規定編製而成。該等財務報表亦已符合聯交所證券上市規則之適用披露規定。下文載列本集團採納之主要會計政策之概要。

香港會計師公會頒佈數項由本集團及本公司本期會計期生效或可提早採納的新增及經修訂的香港財務報告準則。附註3提供因初次應用發展（惟以與財務報表中反映本集團之本期及過往會計期間有關者為限）而導致之會計政策變動之資料。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
投資業務			
購買物業、廠房及設備		**(14,479)**	(9,632)
出售物業、廠房及設備所得款項		**281**	543
購買投資物業		**(17,572)**	(6,740)
出售投資物業所得款項		**5,241**	73,215
購買可供出售財務資產		**—**	(11,744)
購買持作出售物業		**(5,439)**	(5,870)
出售持作出售物業所得款項		**6,205**	5,727
購買按公平值經損益入賬之財務資產		**(61,089)**	—
出售按公平值經損益入賬之財務資產所得款項		**56,034**	976
已收經損益入賬之財務資產股息		**288**	106
已收利息		**21,383**	9,025
出售恒光行控股權益現金流出淨額	41(a)	**—**	(8,526)
出售一間附屬公司現金流入淨額	41(b)	**15,765**	—
投資業務之現金流入淨額		**6,618**	47,080
融資業務			
股份發行現金流入淨額		**173,429**	—
股份發行開支		**(2,496)**	—
融資業務現金流入淨額		**170,933**	—
現金及現金等價物增加／(減少)淨額		**222,955**	(949)
年初之現金及現金等價物		**396,775**	397,724
年底之現金及現金等價物		**619,730**	396,775

載於第30頁至93頁之附註構成本財務報告一部份。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
除税前虧損：		**(16,444)**	(3,008)
調整：			
過往重估租約樓宇之虧絀撥回淨額		—	(5,270)
持作銷售物業撥備撥回		—	(200)
應佔聯營公司溢利減虧損		—	(1,997)
銀行利息收入		**(21,383)**	(9,025)
其他利息收入		**(16)**	(7,102)
經損益入賬之財務資產之股息收入		**(288)**	(106)
出售恒光行控股權益所得收益	41(a)	—	(42,244)
出售一間附屬公司之收益	41(b)	**(557)**	—
附屬公司撤銷註冊之收益		—	(2,973)
於聯營公司權益之減值虧損		**5,525**	—
出售持作銷售物業之(收益)／虧損		**(5)**	143
物業、廠房及設備折舊		**23,021**	26,539
攤銷租約土地及土地使用權		**250**	252
攤銷預付租金		**737**	737
攤銷遞延產品開發成本		**1,921**	1,641
存貨減值虧損撥備撥回		**(661)**	—
存貨撥備		—	1,190
應收貸款減值虧損		**1,500**	45,000
出售物業、廠房及設備之虧損		**356**	44
應收賬款減值虧損		**6,042**	—
按公平值經損益入賬之財務資產增值		**(987)**	—
出售按公平值經損益入賬之財務資產收益		**(4,710)**	(72)
出售投資物業收益		—	(2,715)
投資物業公平值變動所產生之虧損淨額		**889**	490
營運資金變動前之經營(虧損)／溢利		**(4,810)**	1,324
增加遞延產品開發成本		**(3,489)**	(2,599)
於聯營公司結餘淨額增加		—	(2,183)
按公平值經損益入賬之財務資產減少		—	4,122
存貨減少／(增加)		**3,642**	(6,542)
應收賬款減少		**21,811**	9,081
應收票據(增加)／減少		**(4,308)**	574
應收貸款減少／(增加)		**6,323**	(48,979)
貸款之應收利息減少		—	7
預付款項、按金及其他應收款項減少／(增加)		**25,787**	(20,156)
應付賬款增加／(減少)		**11,241**	(683)
其他應付款項及應計費用(減少)／增加		**(8,949)**	19,508
經營業務所得／(所用)之現金		**47,248**	(46,526)
已付所得税		**(1,844)**	(1,503)
經營業務之現金流入／(流出)淨額		**45,404**	(48,029)

綜合權益變動表

截至二零零六年十二月三十一日止年度

	本公司權益持有人應佔												
	股本 千港元	股份溢價 千港元	匯率波動儲備 千港元	資本儲備 千港元	繳入盈餘 千港元	資本贖回儲備 千港元	物業重估儲備 千港元	投資物業儲備 千港元	可供出售財務資產公平值儲備 千港元	保留溢利 千港元	合計 千港元	少數股東權益 千港元	權益總額 千港元
於二零零五年十二月三十一日	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
一採納以下兩項之期初調整													
一香港會計準則第40號	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
一香港財務報告準則第3號	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
經重列	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
重估租約樓宇而產生	–	–	–	–	–	–	6	–	–	–	6	–	6
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
外匯調整	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
損益表未確認之收益及虧損淨額	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
本年度溢利/(虧損)	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
於二零零五年十二月三十一日及二零零六年一月一日	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
重估租約樓宇而產生	–	–	–	–	–	–	707	–	–	–	707	–	707
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	6,248	–	6,248	–	6,248
外匯調整	–	–	(2)	–	–	–	–	–	–	–	(2)	–	(2)
損益表未確認之收益及虧損淨額	2,861	200,556	(1,033)	801	283,208	77	713	–	21,868	282,015	791,066	12,083	803,149
發行股份	3,576	169,853	–	–	–	–	–	–	–	–	173,429	–	173,429
股份發行開支	–	(2,496)	–	–	–	–	–	–	–	–	(2,496)	–	(2,496)
紅股	2,554	(2,554)	–	–	–	–	–	–	–	–	–	–	–
本年度虧損	–	–	–	–	–	–	–	–	–	(16,225)	(16,225)	(3,184)	(19,409)
於二零零六年十二月三十一日	8,991	365,359	(1,033)	801	283,208	77	713	–	21,868	265,790	945,774	8,899	954,673

載於第30頁至93頁之附註構成本財務報告一部份。

資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
資產			
非流動資產			
物業、廠房及設備	14	**—**	7
於附屬公司之權益	17	**438,465**	350,360
		438,465	350,367
流動資產			
預付款項、按金及其他應收款項		**729**	980
可收回税款		**14**	14
現金及現金等價物	23	**360,959**	264,062
		361,702	265,056
負債			
流動負債			
其他應付款項及應計負債		**2,692**	1,889
流動資產淨值		**359,010**	263,167
總資產減流動負債		**797,475**	613,534
非流動負債			
長期服務金撥備	30	**230**	230
資產淨值		**797,245**	613,304
資本及儲備			
已發行股本	32	**8,991**	2,861
儲備	33(b)	**788,254**	610,443
權益總額		**797,245**	613,304

董事會於二零零七年四月二十三日核准及授權頒佈。

承董事會命

邱德華
董事

雷美寶
董事

載於第30頁至93頁之附註構成本財務報告一部份。

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
資本及儲備			
已發行股本	32	**8,991**	2,861
儲備	33(a)	**936,783**	781,252
本公司權益持有人應佔權益		**945,774**	784,113
少數股東權益		**8,899**	12,083
權益總額		**954,673**	796,196

董事會於二零零七年四月二十三日核准及授權頒佈。

承董事會命

邱德華
董事

雷美寶
董事

載於第30頁至93頁之附註構成本財務報告一部份。

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
資產			
非流動資產			
物業、廠房及設備	14	**94,704**	103,178
租賃土地及土地使用權	15	**10,057**	10,307
投資物業	16	**18,542**	28,750
於聯營公司之權益	18	**151,367**	156,892
預付租金	19	**1,166**	1,903
遞延產品開發成本	20	**8,387**	6,819
可作出售財務資產	21	**33,612**	27,364
應收貸款	22	**562**	1,000
		318,397	336,213
流動資產			
持作銷售之物業	23	**5,439**	6,200
按公平值經損益入賬之財務資產	24	**13,217**	2,465
存貨	25	**64,559**	67,540
應收賬款	26	**35,039**	62,892
應收票據		**978**	—
應收貸款	22	**7,876**	6,046
應收貸款利息		**28**	12
預付款項、按金及其他應收款項	27	**26,933**	52,720
現金及現金等價物	28	**619,730**	396,775
		773,799	594,650
負債			
流動負債			
應付賬款	29	**82,899**	71,658
其他應付賬款及應計債務		**31,068**	40,017
應付税項		**21,667**	20,369
		135,634	132,044
流動資產淨值		**638,165**	462,606
總資產減流動負債		**956,562**	798,819
非流動負債			
長期服務金撥備	30	**570**	570
遞延税項負債	31	**1,319**	2,053
		1,889	2,623
資產淨值		**954,673**	796,196

綜合損益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
營業額	6	**514,396**	553,871
銷售成本		**(443,124)**	(473,975)
毛利		**71,272**	79,896
其他收益	7	**31,069**	26,196
出售持作銷售物業之收益／(虧損)		**5**	(143)
出售恒光行控股權益所得收益	41(a)	—	—
出售一間附屬公司所得收益	41(b)	**557**	42,244
出售投資物業之收益		—	2,715
租賃樓宇過往重估虧絀撥回淨額		—	5,270
撇回就持作銷售物業所作超額撥備		—	200
投資物業公平值變動所產生虧損淨額		**(889)**	(490)
分銷費用		**(13,086)**	(18,359)
行政支出		**(98,334)**	(94,712)
其他經營支出		**(13)**	(2,822)
經營業務之(虧損)／溢利	8	**(9,419)**	39,995
應收貸款減值虧損	22(a)	**(1,500)**	(45,000)
於聯營公司權益減值虧損		**(5,525)**	—
應佔聯營公司業績		—	1,997
除稅前虧損		**(16,444)**	(3,008)
稅項	11	**(2,965)**	(1,520)
年度虧損		**(19,409)**	(4,528)
以下應佔：			
本公司權益持有人	12	**(16,225)**	4,779
少數股東權益		**(3,184)**	(9,307)
		(19,409)	(4,528)
年內本公司權益持有人應佔(虧損)／溢利之每股(虧損)／盈利			
基本	13	**(9.8)仙**	5.1仙
攤薄		不適用	不適用

載於第30頁至93頁之附註構成本財務報告一部份。

意見

我們認為，按照香港財務報告準則編製的綜合財務報表真實公平地反映 貴公司及 貴集團於二零零六年十二月三十一日的財政狀況及 貴集團截至該日止年度的虧損和現金流量，並已按照香港公司條例的披露規定妥善編製。

陳葉馮會計師事務所有限公司
執業會計師

香港，二零零七年四月二十三日

蔡文安
執業證書編號：P02410

獨立核數師報告書

致明日國際集團有限公司
(於百慕達註冊成立之有限公司)
股東之核數師報告書

CCIF
陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

本核數師(以下簡稱「我們」)已完成審核明日國際集團有限公司(「貴公司」)及其附屬公司(「貴集團」)載於第23頁至第93頁的綜合財務報表，當中載有貴公司於二零零六年十二月三十一日之綜合資產負債表及公司資產負債表、截至該日止的綜合損益表、綜合權益變動表及綜合現金流量表以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責遵照香港會計師公會頒佈的香港財務報告準則及香港公司條例披露規定，編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製真實公平地列報的財務報表有關的內部監控，以確保並無重大錯誤陳述(不論是否因欺詐或錯誤引起)；選擇並應用適當的會計政策；及在不同情況下作出合理之會計估算。

核數師的責任

我們的責任是根據我們審核工作的結果，對該等財務報表表達意見，並僅向整體股東作出報告，除此以外本報告並無其他用途。我們不會就本報告的內容向任何人士承擔或負上任何責任。

我們已根據香港會計師公會頒佈的香港審核準則進行審核。該等準則規定我們須遵守道德規定以計劃及進行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核包括進行程序以取得與財務報表所載金額及披露事項有關的審核憑證。選取的該等程序須視乎核數師的判斷，包括評估財務報表的重大錯誤陳述(不論是否因欺詐或錯誤引起)的風險。在作出該等風險評估時，核數師考慮與 貴公司編製真實公平呈列財務報表有關的內部監控，以設計適當審核程序，但並非為對公司的內部監控是否有效表達意見。審核亦包括評價董事所採用的會計政策是否恰當及所作的會計估算是否合理，以及評價財務報表的整體呈列方式。

我們相信，我們已取得充分恰當的審核憑證，為我們的審核意見提供了基礎。

證券交易之標準守則

本公司已採納上市規則附錄10所載有關董事進行證券交易之標準守則。經向本公司全體董事作特別查詢後，彼等確認已於年報涵蓋之會計期間遵守載於標準守則中所規定之準則。

董事會及審核委員會之董事出席率

	董事會		審核委員會	
	會議數目	出席次數	會議數目	出席次數
執行董事				
邱德華先生*(董事會主席)*	4	4	4	不適用
雷美寶小姐	4	4	4	不適用
王香玲小姐	4	4	4	不適用
譚榮健先生	4	4	4	不適用
獨立非執行董事				
吳偉雄先生*(審核委員會主席)*	4	4	4	4
張仲良先生	4	4	4	4
吳弘理先生	4	4	4	4

iii) 與董事會、高級管理層及核數師聯繫，監察財務報表、中期及年報之真確性，特別是其會計政策及慣例及遵守會計準則、上市規則及其他有關財務報告之法律規定之情況；

iv) 檢討財務監控、內部監控及風險管理系統，確保本公司之管理層履行其職務，以建立有效之內部監控制度；

v) 審閱外聘核數師呈交之報告及管理函件；及

vi) 考慮董事會委派或其自發進行之內部監控事宜之任何重要調查結果，以及管理層之回應。

年內，審核委員會審閱本集團截至二零零六年十二月三十一日止年度之經審核財務業績和本集團所採納之會計原則及慣例，並檢討本公司內部監控制度之足夠性及有效性。

內部監控

董事會透過審核委員會已對本集團之內部監控制度之有效性進行檢討，範圍涵蓋所有重要監控，包括財務、營運及合規方面之監控和風險管理功能。已找出可予改善之處，並採取適當措施，以保障股東之投資及本公司之資產。

董事會之授權

董事會負責釐定整體策略和企業發展方向，確保業務營運妥為受到監察。董事會保留關於本集團所有政策事宜及重要交易之決策權。董事會將日常營運事宜委以總經理及負責本集團營運不同方面之部門主管。

與股東之溝通

本公司相信定期和及時與股東溝通，有助協助股東更佳地了解本公司業務及本公司之經營方式。為推動與公眾保持有效溝通，本公司設立網站(http://www.tihl.com.hk)，提供有關本公司主要業務、財務資料及公佈、年報及中期報告及股東通函等全面資訊。

董事會致力維持持續與股東對話。董事會主席及審核委員會成員須出席股東週年大會，以回答股東之提問。

根據企業管治守則第A.4.1條，非執行董事應有固定任期，並須重選。

期內，本公司兩名獨立非執行董事吳偉雄先生及張仲良先生並無按固定任期委任，一名獨立非執行董事吳弘理先生按一年任期委任，由二零零六年九月二十七日起生效。根據本公司之公司細則(「公司細則」)，於本公司每屆股東週年大會上三分一之董事須輪席告退。董事會認為，將採取足夠措施確保本公司之企業管治常規不遜於企業管治常規守則。

董事及高級管理層人員之薪酬

根據企業管治守則第B.1條，發行人應設立薪酬委員會，並以書面定下職權範圍，清楚列明其職責。

現時董事會並無設立薪酬委員會。與此同時，董事會非正式就個別董事之貢獻進行評估，以使並無董事決定本身之薪酬，而董事過去數年之薪酬相對維持於穩定水平。所有僱員按行業慣例及根據當時適用之勞工法獲得酬勞。在香港，除基本薪金外，本集團向僱員提供之僱員福利包括醫療保險、表現掛鈎花紅及強制性公積金。薪酬委員會將予成立，董事會於適當時候根據企業管治常規守則將檢討及制定其職權範圍。

問責性及審核

董事會負責確保根據有關法定規定及適用會計準則編製編製本公司及本集團之財務報表，並確保適時刊發財務報表，且就本集團業務及財務資料提供真實公平之意見。在編製財務報表時，董事會採用香港會計師公會發出並適用於其業務營運之香港財務報告準則、香港會計準則及詮釋及香港公認會計準則及香港公司條例之披露規定。

董事會並不知悉有任何重大不明朗因素，乃有關於可能使本集團按持續基準經營之能力存在重大疑問之事件或狀況，董事會已按持續經營基準編製財務報表。

審核委員會包括三名獨立非執行董事(「審核委員會」)，並向董事會負責。審核委員會定期與本集團之高級管理層人員開會，檢討本集團內部監控制度和中期及年度報告之有效性。

審核委員會主要負責：

i) 向董事會作出委任、重新委任及罷免核數師之建議，以及批准核數師之薪酬和委任條款及與核數師辭任或撤換核數師有關之問題；

ii) 檢討及監督核數師之獨立性及宗旨，並根據適用之準則檢討核數程序之有效性；

企業管治報告

明日國際集團有限公司(「本公司」)董事會(「董事會」)致力於本公司及其附屬公司(「本集團」)內部維持高水平之企業管治，以提高披露重要資料之透明度。董事會認為此舉對內部管理、財務管理及保障股東權益而言屬必要，並相信維持高水平之企業管治對全數股東、投資者及整體業務有利。本公司已應用香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14下之企業管治常規守則(「企業管治守則」)之原則及遵守其規定。

董事會

董事會負責審閱、評估及落實本公司之策略及政策、年度預算案、業務計劃及表現，並可全面取得有關本集團之足夠而可靠之最新資料，以便彼等作出適時決策。董事會亦透過對本集團事務作出指示及監督，共同負責領導及監控本集團，並促進本集團之成功。

董事會其中一項角色為保障及提升股東價值。董事會秉承忠誠謹慎之態度，並以本公司及其股東之最佳利益為依歸。董事會以盡責之態度和有效之方式領導本集團，採納正式而詳列其職能及責任之職權範圍。董事會之職能及責任包括但不限於確保管理層有足夠能力進行管理；審批目標、策略及業務計劃，以及監察本公司事務之道德操守。管理層有責任及時向董事會提供足夠資料，以讓成員可作出知情之決定及履行其職務及職責。每名董事可個別地及獨立地與本集團之高級管理層人員接觸，以於有需要時取得所需資料及作出進一步查詢。

截至二零零六年十二月三十一日止財政年度，董事會已根據企業管治守則舉行四次常規會議，大約每季一次。各董事之出席率載於第20頁。

根據企業管治守則第A.2.1條，主席及行政總裁之角色應分開，且不應由同一人擔任。

本公司並無委任行政總裁。鑑於董事會現行之架構及本集團之經營狀況，董事會相信董事會現時之架構將為本集團提供強勢領導，以迅速作出決策及制訂有效策略，對本集團有利。再者，本集團業務之日常運作由本公司執行董事及管理層分擔。因此，於董事會層面應有清晰之職責劃分，以確保權力及授權分佈均衡，不致權力僅集中於一位人士。

董事會需由具備各方面技能和經營本集團業務經驗之執行及非執行董事，組成平衡之董事會，行使有效之獨立判斷。董事會目前包括四名執行董事，分別為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，三名獨立非執行董事，分別為吳偉雄先生、張仲良先生及吳弘理先生。董事局各成員擁有不同專業及行業經驗，可為本集團業務及發展帶來寶貴貢獻及提供不同意見與指引。本公司已收到每名獨立非執行董事根據上市規則第3.13條就其獨立性作出之年度確認。本公司認為，所有獨立非執行董事均為獨立。

企業管治

本公司之企業管治報告載於第17至20頁。

公眾持股量

於本報告日期，根據本公司可公開獲得之資料及本公司董事所知，本公司一直維持上市規則所指定之公眾持股量。

核數師

就委任陳葉馮會計師事務所有限公司為本公司核數師之決議案將於應屆股東週年大會上提呈。

代表董事會

邱德華
主席

香港，二零零七年四月二十三日

(ii) 於股份之短倉：

名稱	附註	持有普通股數目	佔本公司已發行股本之百分比
Winspark Venture Limited	1	33,700,000	14.99
陳遠明先生	3	33,700,000	14.99

附註：

(1) Winspark Venture Limited之全部已發行股本由陳遠明先生直接實益及全資擁有。

(2) 權益包括(i)Winspark Venture Limited於二零零六年十二月三十一日持有之147,951,114股股份；(ii)本公司授予Winspark Venture Limited之認購期權項下之33,700,000股期權股份之權利；及(iii)根據一項由泛華集團授予Winspark之認購期權中泛華集團持有之33,700,000股股份之權利，根據此項認購期權，Winspark可在出現根據於二零零六年九月二十二日訂立之買賣協議之拖欠付款情況時，要求泛華集團轉讓其持有之該等股份予Winspark。

(3) 陳遠明先生實益及全資擁有Winspark Venture Limited。根據證券及期貨條例第XV部第2及第3分部，陳先生因而被視為於股份中擁有權益。

除上文披露者外，概無任何人士(本公司董事除外，其權益載於上文「董事於股份及相關股份之權益及短倉」一節)登記擁有根據證券及期貨條例第336條須予記錄之本公司股份或相關股份權益或短倉。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司年內概無購買、贖回或出售任何本公司之上市證券。

關連及關聯人士交易

關連及關聯人士交易詳情載於財務報告附註40。

結算日後事項

本集團結算日後重大事項之詳請載於財務報告附註42。

董事於合約之權益

各董事年內於本公司或其任何附屬公司參與訂立並與本集團業務有重大關連之任何合約中，概無直接或間接擁有任何重大權益。

主要股東及其他人士於股份及相關股份之權益

於二零零六年十二月三十一日，根據證券及期貨條例第336條規定本公司存置之權益登記冊所記錄，以下為本公司已發行股本5%或以上之權益擁有人：

名稱	附註	持有普通股數目	佔本公司已發行股本之百分比
Winspark Venture Limited	1	147,951,114	65.82

於二零零六年十二月三十一日，據董事所知或經合理查詢後所能確定，下列人士(本公司各董事或主要行政人員除外)於本公司之股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司及聯交所披露之權益或短倉：

(i) 於股份之長倉：

名稱	附註	持有普通股數目	佔本公司已發行股本之百分比
Winspark Venture Limited	1及2	215,351,114	95.81
陳遠明先生	2及3	215,351,114	95.81
泛華建設集團有限公司		33,700,000	14.99

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳盡履歷載於年報第7至8頁。

董事之服務合約

獨立非執行董事吳弘理先生已與本公司續訂其服務合約，由二零零六年九月二十七日起為期一年，並須根據本公司細則輪席告退及膺選連任。年度董事袍金為120,000港元。

除上述者外，各擬於應屆股東週年大會上膺選連任之董事概無訂立於一年內本公司可毋須付款（法定補償除外）而終止之服務合約。

董事於股份及相關股份之權益及短倉

於二零零六年十二月三十一日，根據證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置之登記冊所載，或根據上市公司董事進行證券交易的標準守則規定向本公司及香港聯合交易所有限公司（「聯交所」）作出之通知，各董事於本公司及其相聯法團（按證券及期貨條例XV部之涵義）之股本中擁有權益如下：

董事	持有普通股數目	佔本公司已發行股本百份比
邱德華先生	200,000	0.09
雷美寶小姐	1,178,571	0.52

除上文披露者外，董事概無登記擁有本公司或其任何相聯法團之股份、相關股份或債權證權益或短倉，而須根據證券及期貨條例第352條予以記錄或根據上市公司董事進行證券交易的標準守則通知本公司及聯交所。

董事購入股份之權利

除財務報告附註34披露之購股權計劃資料外，本公司或其任何附屬公司於本年度內概無參與訂立任何安排，致使本公司董事或彼等各自之配偶或未成年之子女可藉購入本公司或任何其他法人團體之股份或債權證而得益。

儲備

本公司及本集團儲備於本年度之變動詳情分別載於財務報告附註33及綜合權益變動表。

可供分派儲備

於二零零六年十二月三十一日，本公司可用於現金分派及／或實物分派之儲備根據百慕達一九八一年公司法(經修訂)計算，達422,818,000港元。此外，本公司之股份溢價賬中之365,359,000港元可以繳足股款之紅股方式分派。

主要客戶及供應商

於回顧年度，本集團對五大客戶之銷售佔本年度銷售總額之50%，而其中對最大客戶之銷售佔銷售總額15%。本集團向五大供應商之採購佔本年度採購總額之30%，而向其中最大供應商之採購佔採購總額12%。

據董事所知，董事、彼等之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))或就董事所知擁有本公司已發行股本5%以上之股東概無擁有本集團五大客戶或供應商之任何權益。

董事

本年度之本公司董事如下：

執行董事：

邱德華先生*(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生

獨立非執行董事：

吳偉雄先生
張仲良先生
吳弘理先生

根據本公司之公司細則第87(1)條，邱德華先生、王香玲小姐及吳弘理先生將輪值告退，惟彼等均符合資格並願於應屆股東週年大會上膺選連任。

財務資料摘要 *(續)*

	截至十二月三十一日止年度				
	二零零六年	二零零五年	二零零四年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元
資產及負債					
固定資產	**104,761**	113,485	171,530	185,769	201,955
投資物業	**18,542**	28,750	93,000	—	—
負商譽	**—**	—	(27,284)	(40,346)	(58,671)
於聯營公司之權益	**151,367**	156,892	37,220	35,581	30,894
預付租金	**1,166**	1,903	2,640	3,377	4,114
租約按金	**—**	—	—	388	972
遞延產品開發成本	**8,387**	6,819	5,861	4,783	4,195
應收貸款	**562**	1,000	2,000	—	—
可作出售財務資產	**33,612**	27,364	—	—	—
流動資產	**773,799**	594,650	635,798	725,510	676,241
資產總值	**1,092,196**	930,863	920,765	915,062	859,700
流動負債	**135,634**	132,044	155,907	191,046	136,492
長期服務金撥備	**570**	570	949	1,243	1,465
遞延税項	**1,319**	2,053	3,122	1,433	1,433
負債總額	**137,523**	134,667	159,978	193,722	139,390
資產淨值	**954,673**	796,196	760,787	721,340	720,310

物業、廠房及設備

有關本公司及本集團物業、廠房及設備於本年度之變動詳情載於財務報告附註14。

股本及購股權

本公司股本及購股權於本年度之變動詳情連同變動之理由分別載於財務報告附註32及34。

本公司之公司細則或百慕達法律概無載有本公司須按比例向現有股東提呈發售新股份之優先購股權之規定。

財務資料摘要

以下為本集團於過去五個財政申報年度之業績與於各財政申報年度結算日期之資產及負債之概要。此等資料乃摘錄自本集團之已刊發經審核財務報告，現載列如下：

	截至十二月三十一日止年度				
	二零零六年	二零零五年	二零零四年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	**514,396**	553,871	691,136	722,782	741,077
除融資成本後（虧損）／溢利	**(10,919)**	(5,005)	20,598	2,808	60,560
應佔聯營公司溢利減虧損	**(5,525)**	1,997	2,791	1,727	5,797
除稅前（虧損）／溢利	**(16,444)**	(3,008)	23,389	4,535	66,357
稅項	**(2,965)**	(1,520)	(452)	(1,778)	(4,675)
除少數股東權益前（虧損）／溢利	**(19,409)**	(4,528)	22,937	2,757	61,682
少數股東權益	**3,184**	9,307	5,758	8,941	1,165
本公司權益持有人應佔年度（虧損）／溢利	**(16,225)**	4,779	28,695	11,698	62,847

董事會報告書

董事謹此呈報本公司及本集團截至二零零六年十二月三十一日止年度之董事會報告書及經審核財務報告。

主要業務

本公司之主要業務為投資控股。本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

業績及股息

本集團截至二零零六年十二月三十一日止年度之虧損與本公司及本集團於該日之財務狀況載於第23頁至第93頁之財務報告。

董事會不建議派發本年度任何股息。

高級管理人員

譚炳華先生，現年51歲，為產品及市場總監，負責產品及其銷售推廣管理。譚先生在電子行業擁有逾21年經驗。彼於一九七九年畢業於加拿大Simon Fraser University後，首先於一間在香港經營之主要電子公司任職地區推廣經理，對北美及歐洲市場有廣泛認識。彼於二零零五年十二月再度加入本集團。

楊錦堂先生，現年53歲，為怡德綫路板有限公司之董事兼總經理，負責本集團整體之綫路板業務。彼持有化學工程學士學位。在一九九一年加入本集團之前，彼曾在數家綫路板製造商任職管理層，並在綫路板業務擁有逾14年之營運及管理經驗。

吳亮明先生，現年52歲，為高級推廣經理，負責本集團有關電子產品銷售及推廣。彼擁有逾21年之銷售及推廣經驗。彼於一九八八年加入本集團。

梁雄達先生，現年41歲，為總經理，負責本集團電子產品部之製造業務。在一九九五年加入本集團前，彼曾在香港一家上市電子製造公司任職品質經理，擁有5年經驗。

方榮漢先生，現年41歲，為研究及發展經理，負責本集團之產品設計及開發與技術支援。彼持有電子工程學士學位，在生產工程方面擁有逾11年經驗。彼於一九九六年加入本集團。

韋益兆先生，現年37歲，高級推廣經理，一九九二年畢業於加拿大多倫多大學，持有學士學位，從事日本商務推廣逾15年，擁有豐富的行業經驗。於二零零零年加入本集團前，彼曾就職於多家有影響力的日本電子公司及電子採購商。

江信雄先生，現年36歲，為高級市場推廣經理，負責本集團有關電子產品銷售及推廣；產品開發及設計項目。彼持有社會科學學士學位，在電子銷費產品方面擁有逾13年之銷售及推廣經驗。彼於一九九八年加入本集團。

任瑞貴小姐，現年47歲，為供應鏈經理，負責本集團之物料管理。彼持有工商管理學士學位，並於製造業擁有逾11年經驗。於二零零五年加入本集團前，彼於一家公眾上市公司位於馬來西亞之液晶體顯示屏生產廠房任職物料經理。

董事及高級管理人員之履歷

執行董事

邱德華先生(主席)，現年51歲，為本集團之創辦人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾21年經驗。在成立本集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。

雷美寶小姐(董事)，現年39歲，負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入本集團之前，彼為兩間香港上市公司之執行董事，該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾11年經驗。彼於二零零零年二月加入本集團。

王香玲小姐(董事)，現年46歲，負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾14年經驗。於加入本集團之前，彼為香港兩間上市公司之執行董事，該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入本集團。

譚榮健先生(董事)，現年41歲，負責本集團之財務工作，並為本集團之公司秘書。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業會計師，於加入本集團之前，曾於一間國際會計師事務所及兩間香港上市公司工作。彼於會計方面擁有逾17年經驗。彼於二零零零年二月加入本集團。

獨立非執行董事

吳偉雄先生(董事)，現年43歲，為執業律師，且為姚黎李律師行之合夥人，姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗，並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。

張仲良先生(董事)，現年53歲，擁有逾30年建築師及房地產投資顧問之經驗。彼於香港大學畢業，獲文學士學位(建築學)及建築學士學位。彼為香港建築師學會之會員及建築師註冊條例所指之註冊建築師。彼為寶福集團有限公司之執行董事，寶福集團有限公司為一間於香港聯交所主板上市之公司。彼於二零零零年三月加入本集團。

吳弘理先生(董事)，現年32歲，於審核及會計專業及顧問服務方面擁有逾9年經驗。彼為高富亞洲企業融資有限公司之董事及澳洲會計師公會認可之執業會計師。彼於二零零四年九月加入本集團。

價4.5港元認購33,700,000股期權股份。若第一認購期權或第二認購期權獲行使，則其他認購期權將告自動失效及不再具有任何效力。

然而，於二零零七年二月二十六日，本公司宣佈由於買賣協議之最後截止日期時效已過，買賣協議已告終止及失效。因此，期權協議亦已根據當中條款而終止。本公司及Winspark已根據期權協議解除彼等各自之責任 。

僱員及薪酬政策

於二零零六年十二月三十一日，本集團僱用約2,584名員工，其中有約2,502人駐於中國內地，約82人駐於香港。全體員工之薪酬均按業內慣例及根據現行勞工法例釐定。於香港，除基本薪金外，本集團亦提供員工福利，當中包括醫療保險，按表現派發花紅及強制性公積金。

管理層之討論及分析

流動資金及財務資源

於二零零六年十二月三十一日，本集團持有現金及銀行結存(包括定期存款)為619,700,000港元(二零零五年：396,800,000港元)，較於二零零五年十二月三十一日增加222,900,000港元。本集團相信具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零六年十二月三十一日之資本負債比率(按總債務除以總資產計算)為12.6%，而於二零零五年十二月三十一日則為14.5%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零六年十二月三十一日，本集團並無可使其面臨重大外匯風險之未平倉遠期外匯合約。

集團動向

於二零零六年三月八日，本公司公佈(其中包括)公開發售、紅股發行及股份合併。本公司擬以公開發售方式根據記錄日期每持有四股現有股份可認購五股發售股份之基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份(「公開發售」)，集資約173,400,000港元(未扣除有關費用前)，以促進本集團之持續發展及日常營運，同時於機會來臨時讓本集團可投資於任何潛在投資項目。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發行五股紅股(「紅股發行」)。完成公開發售及紅股發行後，每四股股份合併為一股合併股份(「股份合併」)。

本公司收到30份有效申請表格， 合共認購334,859,365股發售股份，佔根據公開發售可供認購之發售股份總數357,585,805股約93.64%。由於公開發售未獲全數認購，本公司主要股東Winspark Venture Limited(「Winspark」，作為公開發售之包銷商)已認購餘下之22,726,440股發售股份。在緊隨公開發售及紅股發行完成後， Winspark於本公司之股權總額因此由約61.45%增至65.79%。公開發售已於二零零六年六月二十日成為無條件，而股份合併則於二零零六年六月二十一日起生效。

本公司現正物色合適之投資機會，但尚未確定任何目標。公開發售之所得款項淨額已存於銀行作定期存款。

為有助引入Pan-China International Holdings Limited(「Pan-China」)為本公司之策略性投資者，Winspark與Pan-China於二零零六年九月二十二日訂立一項買賣協議(「買賣協議」)，據此，Winspark同意以總代價151,650,000港元出售33,700,000股股份予Pan-China，而押後付款日期為買賣協議日期起計第300日。另一方面，本公司與Winspark已訂立一項有條件期權協議(「期權協議」)，據此，(1)本公司同意向Winspark授出第一認購期權(「第一認購期權」)，據此，Winspark有權但無責任要求本公司按認購價4.5港元向Winspark或其指定之人士發行33,700,000股期權股份；及(2)Winspark同意向本公司授出第二認購期權(「第二認購期權」)，據此，本公司有權但無責任要求Winspark按認購

未來計劃

展望未來，無綫及射頻產品為本集團開發之主要方向。董事會預期，此目標市場之價格不易受影響且競爭壓力較輕。此外，本集團繼續發展製造有關音頻／視頻市場之產品、有關廣播調諧器(日本數碼電視廣播之獨有系統)之產品及便攜式小型電視機。隨著更嚴格之環保法規將生效，本集團相信這有機會逐漸淘汰準備不足及生產質素未能符合有關規定之競爭者。此外，管理層將嘗試透過提高產品售價，將經營成本增幅轉嫁予客戶，並於二零零七年年度繼續實施減省成本措施。除任何不可預測之情況外，未來一年有關分部之表現將有所改善。

董事會有意於兩年內將每月產能提高一倍，以滿足市場對工業級印刷綫路板產品日益殷切之需求。在經驗豐富之銷售團隊及盡職之管理團隊帶領下，本集團將逐漸增加其於美國及歐洲之市場佔有率。

中國經濟持續急速及健康增長為本集團提供良好投資商機及有利之經營環境。董事會將集中投資在位於中國之核心業務，並撥出適當資源用於認購有穩健基礎及良好前景之公司首次公開招股之股份。

主席報告書

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司、其附屬公司及聯營公司(統稱「本集團」)截至二零零六年十二月三十一日止年度之二零零六年經審核全年業績。

業績

年內本公司權益持有人應佔本集團虧損為16,200,000港元(二零零五年:溢利4,800,000港元)。每股虧損為9.8港仙,而上年則為盈利5.1港仙(經重列)。於二零零六年十二月三十一日,本集團之淨現金狀況達619,700,000港元(二零零五年:396,800,000港元),佔本公司權益持有人應佔權益945,800,000港元之65.5%(二零零五年:50.6%)。此外,本集團有銀行額度45,300,000港元。

業務回顧

本集團於二零零六年年度之業績未如理想,權益持有人應佔虧損為16,200,000港元,而二零零五年則為溢利4,800,000港元。

電子產品業務仍錄得溢利。電子產品業務於本年度之營業額為353,700,000港元(二零零五年:386,400,000港元),較去年減少32,700,000港元或8%。製造業務繼續因經營成本增加而面對艱難之經營環境。儘管本集團不斷努力,本集團未能將全數經營成本增幅轉嫁予客戶,導致業務之淨利率下跌。生產及銷售充電式鋰電池部件業務之銷售額下跌28%。整體而言,分部溢利為4,600,000港元,而二零零五年年度則為溢利18,500,000港元。

由於預期日後美國及歐洲印刷綫路板製造商遷移其製造基地至中國之趨勢將會持續,印刷綫路板行業之競爭將繼續熾熱。然而,印刷綫路板業務於本年度之營業額為104,300,000港元(二零零五年:95,800,000港元),較去年增加9%。營業額增加乃本集團之拓展新客戶計劃之成果,而未來之銷售計劃將繼續集中於擴充工業級行業(例如:汽車及醫療設備)。在面臨原材料成本不斷上漲之情況下,尤其是金屬,印刷綫路板業務錄得虧損23,800,000港元。於報告期間,管理層實施有效成本監控措施以削減經常性成本,並成功透過提高多層板產品之平均售價將部份成本負擔轉嫁予客戶。

本地證券市場於二零零六年一直交投暢旺。人民幣增值投機活動及中國經濟增長吸引資金流入香港,特別是流入中資股。有鑑於此,買賣上市股本投資之營業額為56,000,000港元(二零零五年:7,300,000港元),而本集團錄得溢利2,200,000港元(二零零五年:虧損3,000,000港元)。

年內,貸款融資業務並不活躍,分部虧損為5,900,000港元。有關Moulin Eyecare Holdings Limited之貸款之法律訴訟尚未審結,本公司將於適當時候作進一步公佈。

董事

執行董事

邱德華（主席）
雷美寶
王香玲
譚榮健

獨立非執行董事

吳偉雄
張仲良
吳弘理

公司秘書

譚榮健

核數師

陳葉馮會計師事務所有限公司

香港法律顧問

張葉司徒陳律師事務所

百慕達法律顧問

Conyers, Dill & Pearman

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點

香港
皇后大道中5號
衡怡大廈27樓

主要股份過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記處香港分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心
19樓
1901－ 1905室

主要往來銀行

Credit Suisse
富邦銀行（香港）有限公司
Goldman Sachs (Singapore) Pte
中國工商銀行（亞洲）有限公司
香港上海滙豐銀行有限公司
UBS

目錄

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

二零零六年年報

(股份代號: 760)

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 760)

PROPOSED SHARE SUBDIVISION AND CHANGE OF BOARD LOT SIZE

The Board proposes that each of the existing issued and unissued Share be subdivided into ten Subdivided Shares. The Share Subdivision will become effective upon the fulfillment of the conditions set out below.

Upon the Share Subdivision becoming effective, each board lot size of the existing Shares for trading on the Stock Exchange will be changed from 5,000 Shares to 15,000 Subdivided Shares.

A circular containing, among other things, the details of the Share Subdivision and the change of board lot size, together with the notice of Special General Meeting, will be despatched to the Shareholders as soon as practicable.

SHARE SUBDIVISION

The Board proposes that each of the existing issued and unissued Share be subdivided into ten Subdivided Shares.

As at the date of this announcement, the authorised share capital of the Company was HK$500,000,000 comprising 12,500,000,000 Shares, of which 224,768,201 Shares have been allotted and issued as fully-paid or credited as fully paid. Upon the Share Subdivision becoming effective, the authorised share capital of the Company will remain at HK$500,000,000 but will comprise 125,000,000,000 Subdivided Shares. On the basis that 224,768,201 Shares are in issue as at the date of this announcement, 2,247,682,010 Subdivided Shares will be in issue upon the Share Subdivision becoming effective. The Subdivided Shares will rank pari passu in all respects with each other and other than the expenses incurred by the Company in relation to the Share Subdivision which is expected to amount to approximately HK$200,000, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company or the interests or rights of the Shareholders.

The following table sets out the effect on the share capital of the Company before and immediately after the Share Subdivision becomes effective:

	Before Share Subdivision	Immediately after Share Subdivision
Nominal value per Share	HK$0.04	HK$0.004
Authorised share capital	HK$500,000,000	HK$500,000,000
Number of authorised Shares	12,500,000,000 Shares	125,000,000,000 Subdivided Shares
Issued share capital	HK$8,990,728	HK$8,990,728
Number of issued Shares	224,768,201 Shares	2,247,682,010 Subdivided Shares
Unissued share capital	HK$491,009,272	HK$491,009,272
Number of unissued Shares	12,275,231,799 Shares	122,752,317,990 Subdivided Shares

As at the date of this announcement, there were no outstanding convertible securities issued or options granted which carry rights to acquire Shares and the Directors had no present intention to grant any options under the Company's share option scheme during the period from the date of this announcement to the date of the Special General Meeting.

CONDITIONS OF THE SHARE SUBDIVISION

The Share Subdivision is conditional upon:

(a) the passing of a resolution by the Shareholders to approve the Share Subdivision at the Special General Meeting; and

(b) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Company's share option scheme.

An application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Company's share option scheme. Dealings in the Subdivided Shares will be subject to stamp duty in Hong Kong.

CHANGE OF BOARD LOT SIZE

Currently, the Shares are traded on the Stock Exchange in board lots of 5,000 Shares. Upon the Share Subdivision becoming effective, each board lot size of the existing Shares for trading on the Stock Exchange will be changed from 5,000 Shares to 15,000 Subdivided Shares. Based on the closing price of the Shares as at the date of this announcement of HK$1.80 per Share, each board lot of 15,000 Subdivided Shares would have a market value of HK$2,700.00.

The change in board lot size upon the Share Subdivision becoming effective will result in odd lots of the Subdivided Shares. In order to alleviate the difficulties arising from the existence of such odd lots, the Company will arrange matching services for the odd lots of the Subdivided Shares during the period from Wednesday, 4th July 2007 to Wednesday, 25th July 2007. Details of such arrangement will be set out in the circular in relation to, among other things, the Share Subdivision and the change of board lot size to be despatched to the Shareholders on or about 21st May 2007.

REASONS FOR THE SHARE SUBDIVISION

Upon the Share Subdivision becoming effective, the monetary value of each board lot of the Subdivided Shares will be lower than the monetary value of each existing board lot of the Shares and the transaction cost of the Subdivided Shares will likewise be reduced. The Board believes that the Share Subdivision may improve the liquidity of the Subdivided Shares and enable the Company to attract more investors and broaden its shareholder base. The Board is of the opinion that the Share Subdivision is in the interests of the Company and the Shareholders as a whole.

EXPECTED TIMETABLE

The expected timetable for the implementation of the Share Subdivision and the associated trading arrangements are set out as follows:

	2007
Despatch of circular in relation to, among other things, the Share Subdivision and the change of board lot size and form of proxy for use by the Shareholders at the Special General Meeting	Monday, 21st May
Latest time for lodging the form of proxy for the Special General Meeting	12:30 p.m. on Wednesday, 13th June
Time and date of the Special General Meeting to approve, among other things, the Share Subdivision	12:30 p.m. (or as soon as the Annual General Meeting shall have been concluded or adjourned) on Friday, 15th June
Effective date of the Share Subdivision	Monday, 18th June
Dealings in Subdivided Shares commence	9:30 a.m. on Monday, 18th June
Original counter for trading in existing Shares in board lots of 5,000 Shares closes	9:30 a.m. on Monday, 18th June
Temporary counter for trading in Subdivided Shares in board lots of 50,000 Subdivided Shares (in the form of certificates for existing Shares) opens	9:30 a.m. on Monday, 18th June
First day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares	Monday, 18th June
Original counter for trading in Subdivided Shares in board lots of 15,000 Subdivided Shares (in the form of new certificates for Subdivided Shares) re-opens	9:30 a.m. on Wednesday, 4th July

of (a) new certificates for Subdivided Shares and (b) certificates for existing Shares) commences .... 9:30 a.m. on Wednesday, 4th July

Designated broker starts to stand in the market for providing the matching services for the odd lots of the Subdivided Shares .... Wednesday, 4th July

Temporary counter for trading in Subdivided Shares in board lots of 50,000 Subdivided Shares (in the form of certificates for existing Shares) closes .... 4:00 p.m. on Wednesday, 25th July

Parallel trading in Subdivided Shares (in the form of (a) new certificates for Subdivided Shares and (b) certificates for existing Shares) ends .... 4:00 p.m. on Wednesday, 25th July

Designated broker ceases to stand in the market for providing the matching services for the odd lots of the Subdivided Shares .... Wednesday, 25th July

Last day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares .... Monday, 30th July

Dates stated in this announcement for events in the timetable are indicative only and may be extended or varied. Any changes to the expected timetable will be announced as and when appropriate.

Certificates for existing Shares will only be valid for delivery and settlement purposes for the period up to the end of parallel trading in Subdivided Shares (in the form of (a) new certificates for Subdivided Shares and (b) certificates for existing Shares) and thereafter will not be accepted for settlement purposes. However, the certificates for existing Shares will continue to be good evidence of legal title to the Subdivided Shares on the basis of one existing Share for ten Subdivided Shares.

Subject to the Share Subdivision becoming effective, Shareholders may, during business hours from Monday, 18th June 2007 to Monday, 30th July 2007 (both dates inclusive), submit their certificates for the Shares to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in exchange for certificates for the Subdivided Shares (on the basis of one Share for ten Subdivided Shares) free of charge. Thereafter, share certificate(s) for Shares will be accepted for exchange on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Subdivided Shares or each old share certificate submitted, whichever number of share certificate(s) involved is higher.

In order to distinguish between the existing and the new share certificates, share certificates for the Subdivided Shares will be orange in colour which is different from the existing share certificate which is purple in colour.

GENERAL

A circular containing, among other things, the details of the Share Subdivision and the change of board lot size, together with the notice of Special General Meeting, will be despatched to the Shareholders as soon as practicable.

Further announcement will be made by the Company as soon as the Share Subdivision becomes unconditional.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following respective meanings:

"Annual General Meeting"	the annual general meeting of the Company to be convened at 12:00 noon on Friday, 15th June 2007 at 27th Floor, Henley Building, No.5 Queen's Road Central, Hong Kong
"Board"	the board of Directors
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Share(s)"	share(s) of HK$0.04 each in the share capital of the Company
"Share Subdivision"	the proposed subdivision of every Share into ten Subdivided Shares
"Shareholder(s)"	holder(s) of the Shares and the Subdivided Shares
"Special General Meeting"	the special general meeting of the Company to be convened for the purpose of approving, among other things, the Share Subdivision
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivided Share(s)"	share(s) of HK$0.004 each in the share capital of the Company upon the Share Subdivision becoming effective
"HK$"	Hong Kong dollars

By Order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 30th April 2007

As at the date of this announcement, the executive Directors are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

損失承擔任何責任。

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

建議股份拆細
及
更改每手買賣單位

董事會建議每股現有已發行及未發行股份拆細為十股拆細股份。股份拆細將於下文所載條件獲達成後生效。

股份拆細生效後，現有股份在聯交所之每手買賣單位股數將由5,000股股份改為15,000股拆細股份。

載有(其中包括)股份拆細及更改每手買賣單位之詳情連同股東特別大會通告之通函將會盡快寄發予股東。

股份拆細

董事會建議每股現有已發行及未發行股份拆細為十股拆細股份。

於本公佈日期，本公司之法定股本為500,000,000港元，分為12,500,000,000股股份，其中224,768,201股股份已予配發及發行(已繳足或入賬列為繳足)。待股份拆細生效後，本公司之法定股本將仍為500,000,000港元，惟將分為125,000,000,000股拆細股份。根據於本公佈日期已發行股份224,768,201股股份計算，待股份拆細生效後，將有2,247,682,010股已發行拆細股份。拆細股份將在各方面彼此享有同等權益，及除本公司因股份拆細所產生之開支(預期約為200,000港元)外，實施股份拆細將不會導致本公司之相關資產、業務營運、管理或財政狀況或股東之權益或權利有任何變動。

下表載列緊接股份拆細生效前後對本公司股本之影響：

	股份拆細前	股份拆細後
每股股份面值	0.04港元	0.004港元
法定股本	500,000,000港元	500,000,000港元
法定股份數目	12,500,000,000股股份	125,000,000,000股拆細股份
已發行股本	8,990,728港元	8,990,728港元
已發行股份數目	224,768,201股股份	2,247,682,010股拆細股份
未發行股本	491,009,272港元	491,009,272港元
未發行股份數目	12,275,231,799股股份	122,752,317,990股拆細股份

於本公佈日期，概無未行使之已發行可換股證券或有權購買股份之已授出購股權，董事現時亦無意於由本公佈日期起至股東特別大會止期間，根據本公司之購股權計劃授出任何購股權。

股份拆細之條件

股份拆細須待下列條件獲達成方可作實：

(a) 股東於股東特別大會上通過一項決議案批准股份拆細；及

(b) 聯交所上市委員會批准拆細股份及依據本公司購股權計劃授出之購股權獲行使須發行之任何新拆細股份上市及買賣。

本公司將向聯交所上市委員會申請批准拆細股份及依據本公司購股權計劃授出之購股權獲行使須發行之任何新拆細股份上市及買賣。買賣拆細股份須繳付香港印花稅。

更改每手買賣單位

股份現時以每手5,000股股份於聯交所進行買賣。股份拆細生效後，現有股份在聯交所之每手買賣單位股份將由5,000股股份改為15,000股拆細股份。按股份於本公佈日期之收市價每股股份1.80港元計算，每手15,000股拆細股份之市價為2,700.00港元。

於股份拆細生效後更改每手買賣單位，將導致出現零碎拆細股份。為舒緩因出現零碎股份所導致之不便，本公司將於二零零七年七月四日(星期三)至二零零七年七月二十五日(星期三)期間就零碎拆細股份安排對盤服務。有關安排之詳情將載於有關(其中包括)股份拆細及更改每手買賣單位之通函內，該通函將於二零零七年五月二十一日或前後寄發予股東。

股份拆細之理由

股份拆細生效後，每手拆細股份買賣單位金額將較現有每手股份買賣單位金額為低，而每手拆細股份買賣單位之買賣成本亦會相應較低。董事會相信股份拆細不僅可提高拆細股份之流通量，本公司亦可藉此吸引更多投資者及擴闊股東基礎。董事會認為，股份拆細符合本公司及股東之整體利益。

預期時間表

以下為股份拆細及相關買賣安排之預期時間表：

	二零零七年
寄發關於(其中包括)股份拆細及更改每手買賣單位之通函及供股東於股東特別大會使用之代表委任表格	五月二十一日(星期一)
交回適用於股東特別大會之代表委任表格期限	六月十三日(星期三)下午十二時三十分
舉行股東特別大會以批准(其中包括)股份拆細之時間及日期	六月十五日(星期五)下午十二時三十分(或緊接於股東週年大會休會或延會後)
股份拆細生效日期	六月十八日(星期一)
拆細股份開始買賣	六月十八日(星期一)上午九時三十分
以5,000股為一手買賣單位之現有股份原有買賣櫃台暫停使用	六月十八日(星期一)上午九時三十分

以50,000股為一手買賣單位之拆細股份(採用現有股份股票形式)臨時買賣櫃台啟用	六月十八日(星期一)上午九時三十分
以現有股份股票免費換領拆細股份新股票之首日	六月十八日(星期一)
以15,000股為一手買賣單位之拆細股份(採用拆細股份新股票形式)原有買賣櫃台重開	七月四日(星期三)上午九時三十分
拆細股份(採用(a)拆細股份新股票及(b)現有股份股票形式)開始並行買賣	七月四日(星期三)上午九時三十分
指定經紀開始於市場上就零碎拆細股份提供對盤服務	七月四日(星期三)
以50,000股為一手買賣單位之拆細股份(採用現有股份股票形式)臨時買賣櫃台停用	七月二十五日(星期三)下午四時正
拆細股份(採用(a)拆細股份新股票及(b)現有股份股票形式)結束並行買賣	七月二十五日(星期三)下午四時正
指定經紀結束於市場上就零碎拆細股份提供對盤服務	七月二十五日(星期三)
以現有股份股票免費換領拆細股份新股票之最後日期	七月三十日(星期一)

本公佈所載有關時間表內事件之日期僅屬指示性，或會延遲或更改。預期時間表如有任何變動，將於適當時間作出公佈。

現有股份之股票將僅對截至拆細股份(採用(a)拆細股份新股票及(b)現有股份股票形式)結束並行買賣為止期間所進行買賣之交付及結算有效，隨後將不獲接納作結算用途。然而，現有股份之股票將繼續為拆細股份合法所有權之明證(按每股股份等同於十股拆細股份之基準)。

股份拆細生效後，股東可於二零零七年六月十八日(星期一)至二零零七年七月三十日(星期一)期間(包括首尾兩天)將股份股票交回本公司之股份過戶登記香港分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖，免費換領拆細股份新股票(按每股股份等同於十股拆細股份之基準)。上述期限過後，凡交回股份股票者須就發出之每張拆細股份新股票或交回之每張股份舊股票(以股票數目較高者為準)繳交2.50港元(或聯交所不時指定之其他金額)，方獲受理換領手續。

為分辨現有股票及新股票，拆細股份之股票將為橙色，與現有股票之紫色有所區別。

一般事項

載有(其中包括)股份拆細及更改每手買賣單位之詳情連同股東特別大會通告之通函將會於可行情況下盡快寄發予股東。

本公司將於股份拆細成為無條件時發出進一步公佈。

釋義

本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零七年六月十五日(星期五)中午十二時正假座香港皇后大道中5號衡怡大廈27樓舉行之股東週年大會
「董事會」	指	本公司之董事會
「本公司」	指	明日國際集團有限公司，於百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「股份」	指	本公司股本中每股面值0.04港元之股份

「股份拆細」	指	建議每股股份拆細為十股拆細股份
「股東」	指	股份及拆細股份之持有人
「股東特別大會」	指	本公司即將召開，以批准(其中包括)股份拆細之股東特別大會
「聯交所」	指	香港聯合交易所有限公司
「拆細股份」	指	股份拆細生效後本公司股本中每股面值0.004港元之股份
「港元」	指	港元

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零七年四月三十日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code:760)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF DIRECTORS AND REFRESHMENT OF SCHEME MANDATE LIMIT AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at 27th Floor, Henley Building, No. 5 Queen's Road Central, Hong Kong on Friday, 15th June 2007 at 12:00 noon (the "Annual General Meeting") is set out on pages 14 to 18 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed herewith. Whether or not you propose to attend the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) should you wish to do so.

30th April 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at 27th Floor, Henley Building, No. 5 Queen's Road Central, Hong Kong on Friday, 15th June 2007 at 12:00 noon, notice of which is set out on pages 14 to 18 of this circular, or any adjourned meeting
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors of the Company
"business day"	a day (excluding Saturday) on which banks are generally open for business in Hong Kong
"Bye-Laws"	the Bye-Laws of the Company
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	an entity in which the Group holds any equity interest
"Latest Practicable Date"	26th April 2007, being the latest practicable date prior to the printing of this circular
"Listing Committee"	the listing committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Options"	the share options to subscribe for Shares granted under the Share Option Scheme
"Participants"	(i) any employee or proposed employee (whether full time or part time) of any member of the Group or any Invested Entity, including any executive director of any member of the Group or any Invested Entity; (ii) any non-executive director (including independent non-executive director) of any member of the Group or any Invested Entity; (iii) any supplier of goods or services to any member of the Group or any Invested Entity; (iv) any customer of any member of the Group or any Invested Entity; (v) any person or entity that provides research, development of other technological support to any member of the Group or any Invested Entity; or (vi) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity
"Repurchase Mandate"	a general mandate to the Directors to exercise the powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution numbered 4(B) of the notice of the Annual General Meeting
"Scheme Mandate Limit"	the maximum number of Shares which may be issued upon the exercise of all Options to be granted under the Share Option Scheme and any other share option schemes of the Group

"Share(s)"	share(s) of HK$0.04 each in the existing share capital of the Company
"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot and issue shares during the period as set out in ordinary resolution numbered 4(A) of the notice of the Annual General Meeting
"Share Option Scheme"	the share option scheme adopted by the Company on 29th May 2002
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars
"%"	per cent

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code:760)

Executive Directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin

Independent Non-executive Directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li

Registered office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head office and Principal place of business:
27th Floor,
Henley Building,
No. 5 Queen's Road Central,
Hong Kong

30th April 2007

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF DIRECTORS AND REFRESHMENT OF SCHEME MANDATE LIMIT AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the Annual General Meeting, resolutions will be proposed to grant to the Directors general mandates to issue and allot Shares and repurchase Shares, to re-elect the Directors who are due to retire at the Annual General Meeting and to refresh the Scheme Mandate Limit.

The purpose of this circular is to provide you with information regarding the abovementioned proposals.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 30th May 2006, a general mandate was given by the Shareholders to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under Rule 10.06 of the Listing Rules to provide the requisite information of the Repurchase Mandate is set out in the appendix to this circular.

The Directors wish to state that they have no present intention of exercising the Repurchase Mandate to repurchase Shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 224,768,201 fully paid up Shares. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 22,476,820 Shares, being 10% of the issued share capital of the Company as at the Latest Practicable Date.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting two ordinary resolutions will be proposed respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company as at the date passing of the Repurchase Resolution.

Subject to the passing of the proposed ordinary resolutions as referred in resolutions numbered 4(A) and 4(B) of the notice of the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting and no Shares are repurchased under the Repurchase Resolution, the Company would be allowed to issue and allot up to a maximum of 44,953,640 Shares which is 20% of the issued share capital of the Company as at the Latest Practicable Date.

The Directors wish to state that they have no present intention of exercising the Share Issue Mandate to issue and allot Shares.

RE-ELECTION OF DIRECTORS

As at the Latest Practicable Date, the Board comprised four executive Directors, namely, Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin and three independent non-executive Directors, namely, Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Pursuant to the Bye-laws, Mr. Yau Tak Wah, Paul, Ms. Wong Shin Ling, Irene and Mr. Wu Wang Li shall retire from office at the Annual General Meeting and they being eligible, offer themselves for re-election at the Annual General Meeting.

Biographical details of the Directors who are proposed to be re-elected at the Annual General Meeting are as follows:

Mr. YAU Tak Wah, Paul ("Mr. Yau"), aged 51, is the founder of the Group and is primarily responsible for the corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 21 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong. He is also a director in other members of the Group. Mr. Yau was also an executive director of Swank International Manufacturing Company Limited, a company listed on the Stock Exchange, until 5th July 2005. Save as disclosed herein, Mr. Yau had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

Ms. WONG Shin Ling, Irene ("Ms. Wong"), aged 46, was appointed executive Director in February 2000. Ms. Wong is responsible for the management and administration of the Group. Ms. Wong has over 14 years of experience in the field of property development and management. She joined the Group in February 2000. She is also a director in other members of the Group. Ms. Wong was also an executive director of Swank International Manufacturing Company Limited, a company listed on the Stock Exchange, until 5th July 2005. Save as disclosed herein, Ms. Wong had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

Mr. WU Wang Li ("Mr. Wu"), aged 32, was appointed independent non-executive Directors in September 2004. Mr. Wu has over 9 years of experience in auditing and accounting profession and consulting services. He is a director of Skywise Consultants Limited and is admitted to the status of Certified Practising Account of CPA Australia. Mr. Wu does not hold any position in other members of the Group. Mr. Wu was also an independent non-executive director of Swank International Manufacturing Company Limited, a company listed on the Stock Exchange, during the period from 27th September 2004 to 5th July 2005. Save as disclosed herein, Mr. Wu had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Yau held a personal interest in 200,000 Shares and Ms. Wong and Mr. Wu do not have any interest in the share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). Save as being Directors, each of Mr. Yau, Ms. Wong and Mr. Wu does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company (as defined under the Listing Rules).

Save that Mr. Wu is appointed for the term of one year from 27th September 2006, there is no service contract between the Company and each of Mr. Yau and Ms. Wong, and both Mr. Yau and Ms. Wong are not appointed for a specific term. Each of their appointment is subject to retirement by rotation and re-election in accordance with the Bye-laws. For the year ended 31st December 2006, Mr. Yau and Ms. Wong received an emolument of HK$2,797,469 and HK$780,000 respectively and Mr. Wu received a director's fee of HK$120,000. The emoluments of Mr. Yau, Ms. Wong and Mr. Wu are determined by the Board with reference to the remuneration benchmark of the industry and the prevailing market conditions.

In relation to the re-election of Mr. Yau, Ms. Wong and Mr. Wu as Directors, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

REFRESHMENT OF SCHEME MANDATE LIMIT

The Share Option Scheme was approved and adopted by the Shareholders at the special general meeting of the Company held on 29th May 2002 in compliance with Chapter 17 of the Listing Rules. The purpose of the Share Option Scheme is to provide incentives and rewards to eligible person for their contribution to, and continuing efforts to promote the interests of, the Group. The exercise price of an Option must be the highest of: (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business day immediately preceding the date of grant; and (iii) the nominal value of the Share. As at the Latest Practicable Date, the Company had no share option scheme other than the Share Option Scheme.

Pursuant to the Share Option Scheme, the total number of Shares which may be issued upon exercise of all Options granted and to be granted by the Company under the Share Option Scheme and any other share option schemes of the Company (if applicable) must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the Share Option Scheme. Options lapsed in accordance with the terms of the Share Option Scheme shall not be counted for the purpose of calculating the Scheme Mandate Limit. The Scheme Mandate Limit may be refreshed by Shareholders in general meeting from time to time.

In addition, the Share Option Scheme provides that the Company may seek the approval of the Shareholders in general meeting for refreshment of the Scheme Mandate Limit provided that:

(i) the Scheme Mandate Limit so refreshed shall not exceed 10% of the Shares in issue as at the date of approving the refreshment of the Scheme Mandate Limit;

(ii) options previously granted under the Share Option Scheme or any other share option schemes of the Company (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Share Option Scheme or any other share option scheme of the Company (if applicable)) will be not counted for the purpose of calculating the limit as "refreshed"; and

(iii) the limit on the number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme and any other share option schemes adopted by the Company (if applicable) must not exceed 30% of the Shares in issue from time to time.

As at 29th May 2002, being the date of approving the Share Option Scheme, the total number of issued Shares was 71,517,161 Shares (as adjusted following the consolidation of 10 shares of HK$0.001 each in the share capital of the Company into 1 share of HK$0.01 in the share capital of the Company with effect from 30th June 2003 and the consolidation of 4 shares of HK$0.01 each in the share capital of the Company into 1 share of HK$0.04 with effect from 21st June 2006) and the Scheme Mandate Limit was 7,151,716 Shares (as adjusted aforesaid), representing 10% of the Shares in issue as at the date of approving the Share Option Scheme.

As at the Latest Practicable Date, the Company had not granted any Options under the Share Option Scheme. Since there has been a substantial increase in the issued share capital of the Company following the completion of the open offer and the bonus issue of the Company as announced in the Company's announcement dated 8th March 2006 leading to a dilution of the existing Scheme Mandate Limit to approximately 3.18% of the issued share capital of the Company as at the Latest Practicable Date, the Directors are of the view that in order to provide incentives and rewards to the Participants for their contribution to, and continuing efforts to promote the interests of, the Group by granting Options to them, the Scheme Mandate Limit shall be refreshed to provide the Company with greater flexibility.

As at the Latest Practicable Date, there were 224,768,201 Shares in issue. Assuming there is no further allotment and issue or repurchase of Shares between the Latest Practicable Date and the Annual General Meeting, upon the passing of the resolution to approve the refreshment of the Scheme Mandate Limit by the Shareholders at the Annual General Meeting, the Scheme Mandate Limit will be refreshed to 22,476,820 Shares and the Company will be allowed to grant further Options under the Share Option Scheme and any other share option schemes of the Company (if applicable) carrying the rights to subscribe for a maximum of 22,476,820 Shares, representing approximately 10% of the Shares in issue as at the Latest Practicable Date. To the extent that there are any unutilized Options under the Scheme Mandate Limit as initially approved by the Shareholders at the time of adoption of the Share Option Scheme on 29th May 2002, all such unutilized Options will be considered as lapsed upon the approval of the refreshment of the Scheme Mandate Limit at the Annual General Meeting and the Company will not be allowed to grant any further Options pursuant thereto.

The refreshment of the Scheme Mandate Limit is conditional upon:

(i) the passing by the Shareholders of an ordinary resolution at the Annual General Meeting to approve the refreshment of the Scheme Mandate Limit; and

(ii) the Listing Committee granting the listing of, and permission to deal in, the Shares which may be issued pursuant to the exercise of Options granted under the Scheme Mandate Limit as refreshed.

Application will be made to the Listing Committee for the grant of listing of, and permission to deal in, the Shares which may be issued pursuant to the exercise of Options granted under the Scheme Mandate Limit as refreshed.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate and the Share Issue Mandate, to re-elect retiring Directors and to refresh the Scheme Mandate Limit, is set out on pages 14 to 18 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed herewith. Whether or not you propose to attend the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) should you wish to do so.

None of the Shareholders is required to abstain from voting at the Annual General Meeting pursuant to the Listing Rules and/or the Bye-laws.

PROCEDURE FOR DEMANDING A POLL

Pursuant to the bye-law 66 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of a poll is required by the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(e) if required by the Listing Rules, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a member.

DOCUMENT AVAILABLE FOR INSPECTION

Copy of the Share Option Scheme will be available for inspection during normal business hours on any week days (except public holidays) at the principal place of business of the Company at 27th Floor, Henley Building, No. 5 Queen's Road Central, Hong Kong from the date of this circular up to and including 15th June 2007 and will be available for inspection at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Share Issue Mandate and the refreshment of the Scheme Mandate Limit are in the interests of the Company and the Shareholders as a whole and accordingly recommend Shareholders to vote in favour of all the resolutions as set out in the notice of the Annual General Meeting.

Yours faithfully,
By order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 224,768,201 fully paid up Shares of HK$0.04 each. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 22,476,820 fully paid up Shares which is 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Resolution is in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act.

Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the shares are repurchased.

It is expected that the Company will fund any repurchase of Shares from its available internal resources. There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December 2006) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. DISCLOSURE OF INTEREST

None of the Directors, nor to the best of their knowledge having made all reasonable enquiries, any of their associates nor any directors of such associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares to the Company or its subsidiaries, nor have undertaken not to do so, in the event that the Company is authorized to make repurchases of its own shares and the Repurchase Mandate is approved by Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that if they shall exercise the power of the Company to make repurchases pursuant to the Repurchase Resolution they will exercise the same in accordance with the Listing Rules, the laws of Bermuda and all applicable laws.

6. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2006		
April	2.044 *(Note)*	1.408 *(Note)*
May	2.520 *(Note)*	1.840 *(Note)*
June	2.000 *(Note)*	1.310
July	1.590	1.300
August	1.440	1.300
September	2.560	1.330
October	2.100	1.880
November	2.200	1.950
December	2.300	1.850
2007		
January	2.270	1.900
February	2.350	2.000
March	1.980	1.650
April (up to and including the Latest Practicable Date)	1.850	1.710

Note: Adjustments have been made to the prices of the Shares following the consolidation of 4 shares of HK$0.01 each in the share capital of the Company into 1 share of HK$0.04 in the share capital of the Company with effect from 21st June 2006.

7. SHARE REPURCHASE MADE BY THE COMPANY

There have been no repurchases by the Company, or any of its subsidiaries, of any Shares in the six months immediately preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. EFFECT OF THE TAKEOVER CODE

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Winspark Venture Limited (a company wholly beneficially owned by Mr. Chan Yuen Ming), together with its associates, holding 147,951,114 Shares which is approximately 65.82% of the issued share capital of the Company, was the only substantial shareholder holding more than 10% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased and in the event that the Directors should exercise in full power to purchase Shares under the Repurchase Mandate, the shareholding of Winspark Venture Limited, together with its associates, in the Company would be increased to approximately 73.14% of the issued share capital of the Company. The exercise of the Repurchase Mandate in full will not result in the number of shares of the Company held by the public falling below 25% of the total number of Shares in issue. The Directors have no present intention of exercising the Repurchase Mandate. The Directors are not aware of any consequences or implications which may arise under the Takeovers Code as a result of any repurchases of Shares made under the Repurchase Mandate.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code:760)

NOTICE IS HEREBY GIVEN that the annual general meeting of Tomorrow International Holdings Limited (the "Company") will be held at 27th Floor, Henley Building, No. 5 Queen's Road Central, Hong Kong on Friday, 15th June 2007 at 12:00 noon for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and consider the audited financial statements, the directors' report and the auditors' report for the year ended 31st December 2006.

2. (A) To re-elect Mr. Yau Tak Wah, Paul as director;

   (B) To re-elect Ms. Wong Shin Ling, Irene as director;

   (C) To re-elect Mr. Wu Wang Li as director; and

   (D) To authorize the board of directors to fix their remuneration.

3. To re-appoint Messrs CCIF CPA Ltd. as the auditors of the Company and to authorize the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options, including warrants, bonds, notes and debentures convertible into shares of the Company which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any authorization given to the directors of the Company and shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, notes and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) pursuant to a Rights Issue (as hereinafter defined); or (ii) any issue of shares of the Company on the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any bonds, notes, debentures and securities which are convertible into shares of the Company; or (iii) an issue of shares of the Company under any share option scheme or similar arrangement providing for the grant to employees (including directors) of the Company and/or any of its subsidiaries of the rights to subscribe for shares of the Company; or (iv) an issue of shares of the Company in lieu of the whole or part of a dividend on share in accordance with the bye-laws of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this resolution.

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to the holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(B) **"THAT:**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this resolution."

(C) **"THAT**, conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B) in the notice convening the annual general meeting of the Company, the general mandate granted to the directors of the Company and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company which has been repurchased by the Company since the granting of such general mandate pursuant to the exercise by the directors of the Company of the powers of the Company to repurchase such amount of shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

5. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, 10 per cent of the Shares in issue at the date of passing this resolution which may be issued pursuant to the exercise of options to be granted under the share option scheme adopted by the Company on 29th May 2002 (the "Share Option Scheme") and any other share option schemes of the Company, and pursuant to paragraph 8.1(iii) of the Share Option Scheme, approval be and is hereby granted for "refreshing" the Scheme Mandate Limit (as defined in the Share Option Scheme) under the Share Option Scheme provided that (i) the total number of Shares in the share capital of the Company which may be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company under the limit as "refreshed" hereby shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and (ii) options previously granted under the Share Option Scheme and any other share option schemes of the Company (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) shall not be counted for the purpose of calculating the 10 per cent limit as "refreshed" hereby and that the directors of the Company be and are hereby authorized, from time to time, to offer or grant options pursuant to the Share Option Scheme subject to the 10 per cent limit as refreshed and to exercise the power of the Company to allot and issue shares upon the exercise of any such options."

By Order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

As at the date of this notice, the executive directors of the Company are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin and the independent non-executive directors of the Company are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Hong Kong, 30th April 2007

Head Office and Principal Place of Business:
27th Floor
Henley Building
No. 5 Queen's Road Central
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

(1) A shareholder entitled to attend and vote at the meeting may appoint one or more than one proxy to attend and to vote instead of him. A proxy need not be a shareholder of the Company.

(2) In the case of joint holders of any share, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holders is present at the said meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

(3) In order to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at Company's branch share registrar in Hong Kong, Computershare Hong Kong Investors Services Limited, at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person should they so wish.

附註：

(1) 有權出席上述大會及於會上投票之股東，均可委派一位或多位代表出席，並於會上代其投票。代表毋須為本公司之股東。

(2) 倘為任何股份之聯名登記持有人，則任何一位該等人士均可親身或委派代表於大會上就該等股份投票，猶如彼為唯一有權投票者。然而，倘超過一位有關之聯名登記持有人親身或委派代表出席大會，則僅股東名冊內有關股份之聯名持有人中排名首位之出席者方有權就該等股份投票。

(3) 代表委任表格連同授權簽署表格之授權書或其他授權文件(如有)或經由公證人簽署證明之文件副本，須於大會指定舉行時間四十八小時前送達本公司之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，方為有效。填妥及交回代表委任表格後，股東屆時仍可親身出席大會及在會上投票。

5. 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

「**動議**待香港聯合交易所有限公司上市委員會批准根據本公司於二零零二年五月二十九日採納之購股權計劃(「購股權計劃」)及本公司任何其他購股權計劃以及根據購股權計劃第8.1(iii)段將予授出之購股權獲行使後可予發行於本決議案通過之日已發行股份之10%上市及買賣後，批准及授權更新購股權計劃項下之計劃授權上限(定義見購股權計劃)，惟(i)根據經更新之上限按購股權計劃及本公司任何其他購股權計劃將予授出之所有購股權獲行使後，本公司股本中可予發行之股份總數不得超過於本決議案通過之日本公司已發行股本總面值之10%；及(ii)購股權計劃及本公司任何其他購股權計劃先前所授出之購股權(包括根據購股權計劃及本公司任何其他購股權計劃之條款已發行、已註銷、已失效或已行使之購股權)不應用於計算10%之經更新上限，及授權本公司董事根據購股權計劃提呈或授出購股權(受10%之更新上限所規限)及行使本公司之權力，於任何該等購股權獲行使時發行及配發股份。」

此致

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

於本通告日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

香港，二零零七年四月三十日

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

(B) 「**動議**：

(a) 在下文(b)段之限制下，根據聯交所證券上市規則或任何其他聯交所不時修訂之所有適用法律及要求，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司權力購回在香港聯合交易所有限公司（「聯交所」）或任何其他由證券及期貨事務監察委員會及聯交所認可的任何其他證券上市聯交所之股份；

(b) 依據上述(a)段之批准，本公司購回本公司股份面值總額不得超過於通過本決議案日期，本公司已發行股本面值總額之百份之十，而上文之批准因而須受此限制。

(c) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束之日；或

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載列之授權在股東大會上經股東以普通決議案撤銷或更改授權當日。」

(C) 「**動議**於通過刊載於召開本大會之通告第4(A)段及第4(B)段之決議案後，藉加入相當於本公司根據第4(B)項普通決議案授予之權力購回之本公司股本中之股份總數，以擴大董事會根據召開本大會之通告所載4(A)項普通決議案之權力配發及處理額外股份之一般授權；惟該等購回股份數額不得超過上述議案獲通過當日本公司已發行股本總數10%。

(b) 上文(a)段之批准將額外授予本公司董事任何權力，並將授予董事於有關期間內及作出或授予將會或可能需要行使該等權力之售股建議、協議及購股權(包括認股權證、債券、票據及可轉換為本公司股份之債券)，該等權力可能須在有關期間結束後行使；

(c) 董事依據上文(a)段之批准配發或有條件或無條件同意配發(不論根據購股權或其他途徑)及發行之股本面值總額，惟於下列發行者除外：(i)供股(定義見下文)；或(ii)根據本公司任何認股權證或任何債券、票據、可轉換為本公司股份之債券及證券之條款行使認購或轉換權而發行之本公司股份；或(iii)根據任何授予本公司及／或其任何附屬公司僱員(包括董事)可認購本公司股份之權利之購股權計劃或類似安排而發行之本公司股份；或(iv)任何按照本公司之公司細則於通過本決議案日期以發行股份代替本公司全部或部份股息之以股代息之股本面值不得超過總額百份之二十，而上文之批准因而須受此限制。

(d) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束之日；或

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載列之授權在股東大會上經股東以普通決議案撤銷或更改授權當日。

「供股」乃指本公司董事在指定期間內向指定記錄日期名列股東名冊之本公司股份持有人按其於該日當時之持股比例而發售本公司股份(惟董事有權就零碎股權或視乎任何相關司法權區，或任何獲認可之監管機構或適用於本公司之任何證券交易所規定下之限制或責任，作出其認為必需之豁免或其他安排)。」

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

茲通告明日國際集團有限公司(「本公司」)謹訂於二零零七年六月十五日星期五中午十二時正假座香港皇后大道中5號衡怡大廈27樓舉行股東週年大會，以便處理下列事項：

普通決議案

1. 省覽截至二零零六年十二月三十一日止年度之已審核財務報表、董事會報告及核數師報告；

2. (A) 重選邱德華先生為董事；

   (B) 重選王香玲小姐為董事；

   (C) 重選吳弘理先生為董事；及

   (D) 授權董事會釐定董事薪酬。

3. 續聘陳葉馮會計師事務所有限公司為本公司核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過(不論有否修訂)以下決議案為本公司之普通決議案：

   (A) 「**動議**：

   (a) 在下文(c)段之限制下，一般性及無條件批准本公司董事於有關期間(定義見下文)行使本公司權力發行、配發及處理本公司之額外股份及作出或授予將會或可能需要行使該等權力之售股建議、協議及購股權(包括認股權證、債券、票據及可轉換為本公司股份之債券)；

7. 本公司購回之股份

本公司或其任何附屬公司於最後可行日期前六個月內概無(在聯交所或循其他途徑)購回任何股份。

8. 收購守則之影響

倘因根據購回授權行使權力購回股份而導致某一股東在本公司所佔之投票權權益比例有所增加，則就收購守則第32條而言，該項權益比例增加將視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得本公司之控制權，須根據收購守則第26條提出強制性收購建議。

於最後可行日期，就本公司所深知及確信，由陳遠明先生全資實益擁有之公司Winspark Venture Limited為唯一持有本公司已發行股本逾10%之主要股東。Winspark Venture Limited連同其聯繫人士合共持有147,951,114股股份，約佔本公司已發行股本之65.82%。倘並無發行或購回其他股份，而董事根據購回授權全面行使權力購回股份，則Winspark Venture Limited 連同其聯繫人士所持之本公司股權將增至佔本公司已發行股本約73.14%。全面行使購回授權將不會導致本公司之公眾持股量低於已發行股份總數之25%。董事目前無意行使購回授權。據董事所知，根據購回授權購回股份將不會引致根據收購守則可能產生之後果或影響。

4. 權益之披露

各董事或(彼等於作出一切合理查詢後所知)彼等之任何聯繫人士或該等聯繫人士之任何董事目前概無意根據購回授權(倘獲股東批准)出售任何股份予本公司。

本公司之關連人士(定義見上市規則)並無知會本公司，表示目前擬於本公司獲授權購回本身股份或購回授權獲得股東批准時，將任何股份售予本公司或其附屬公司，亦無承諾不出售該等股份予本公司或其附屬公司。

5. 董事之承諾

董事已向聯交所承諾，倘彼等按照購回決議案行使本公司之權力進行購回，彼等將根據上市規則、百慕達適用法律及所有適用法律行使該權力。

6. 股份價格

以下為股份於最後可行日期前十二個月內每月在聯交所錄得之最高及最低價格：

	最高價 *港元*	最低價 *港元*
二零零六年		
四月	2.044 *(附註)*	1.408 *(附註)*
五月	2.520 *(附註)*	1.840 *(附註)*
六月	2.000 *(附註)*	1.310
七月	1.590	1.300
八月	1.440	1.300
九月	2.560	1.330
十月	2.100	1.880
十一月	2.200	1.950
十二月	2.300	1.850
二零零七年		
一月	2.270	1.900
二月	2.350	2.000
三月	1.980	1.650
四月(直至及包括最後可行日期)	1.850	1.710

附註：已就於二零零六年六月二十一日將本公司股本中每4股面值0.01港元之股份合併為本公司股本中每1股面值0.04港元之股份後，對股價作出調整。

本附錄乃遵照上市規則編製之說明函件，旨在向閣下提供有關購回授權之必需資料以供考慮。

1. 股本

於最後可行日期，本公司之已發行股本包括224,768,201股每股面值0.04港元之繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回授權購回最多達22,476,820股繳足股款股份，佔本公司於最後可行日期之已發行股本10%。

2. 購回之理由

董事相信購回決議案符合本公司及股東之最佳利益。購回(視乎當時之市況及資金安排而定)可提高股份之資產淨值及／或每股盈利，並只會在董事認為購回將在整體上對本公司及股東有利之情況下方會進行。

3. 購回所需資金

在購回股份時，本公司只可動用根據其公司組織章程大綱及公司細則以及公司法可合法撥作此用途之資金。

百慕達法例規定就購回股份而退還之資本額只可自有關股份之實收資本或可供派發股息或作出分派或就此發行新股份所得收入之本公司資金中撥款支付。就購回股份所需支付之溢價只可自可供派發股息或作出分派之本公司資金或自本公司於購回股份前之股份溢價賬中撥款支付。

預期本公司將以內部資金用作任何購回股份所需之資金。倘於建議之購回期間內任何時間購回授權獲全面行使，可能對本公司之營運資金或負債狀況構成不利影響(相對本公司截至二零零六年十二月三十一日止年度之年報所披露之狀況而言)。然而，董事無意因行使購回授權而引致對本公司之營運資金需求或董事認為本公司宜不時維持之負債水平構成重大不利影響。

可供索閱文件

購股權計劃之副本，可於本通函日期至二零零七年六月十五日（包括該日）前任何工作日（不包括公眾假期）一般辦公時間內於本公司主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓，以及於股東週年大會上可供索閱。

責任聲明

本通函遵照上市規則之規定以提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使本通函之任何聲明產生誤導。

推薦意見

董事相信，授出購回授權及股份發行授權及更新計劃授權上限符合本公司及股東整體之利益。因此，董事推薦股東投票贊成股東週年大會通告所載之所有決議案。

此致

列位股東 台照

承董事會命
明日國際集團有限公司
邱德華
主席
謹啟

二零零七年四月三十日

股東週年大會

載有(其中包括)普通決議案以批准購回授權及股份發行授權、重選退任董事及更新計劃授權上限之決議案之股東週年大會通告，載於本通函第14至第18頁內。

本通函隨附股東週年大會適用之代表委任表格。不論　閣下擬否出席股東週年大會，敬請按隨附之代表委任表格印備之指示填妥表格，並將其盡快交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，惟交回表格之時間在任何情況下不得遲於股東週年大會指定舉行時間前四十八小時。填妥及交回代表委任表格後，閣下屆時仍可親身出席股東週年大會或其任何續會(視情況而定)及在會上投票。

概無股東須根據上市規則及／或細則於股東週年大會上放棄投票權。

要求進行投票表決之程序

根據公司細則第66條，在任何股東大會上提呈以於會上表決之決議案，須以舉手方式表決，除非上市規則規定須進行投票表決或(於宣佈以舉手方式表決之結果時或之前或於宣佈結果時或於撤回以投票方式進行投票表決的任何其他要求時)以下人士要求以投票方式進行表決：

(a)　該大會主席；或

(b)　最少三名親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而當時有權於會上投票之股東；或

(c)　任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而佔全體有權於會上投票之股東總投票權不少於十份一之一名或多名股東；或

(d)　任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而所持有可於會上投票之本公司股份實繳股款總額相等於不少於全部具有該項權利之股份實繳股款總額十份一之一名或多名股東；或

(e)　倘上市規則規定，任何一名或多名董事個別或共同持有關於佔於該大會上總投票權5%或以上之股份之委任書。

由股東之委任代表(或倘股東為法團，則由其正式授權之代表出席)提出之要求將視為等同由股東提出之要求。

(iii) 因按購股權計劃及本公司採納任何其他購股權計劃授出而尚未行使之所有購股權獲行使而將予發行之最多股份數目，不可超逾不時已發行股份總數之30%。

於二零零二年五月二十九日(即採納購股權計劃之日)，已發行股份總數為71,517,161股股份(已就於二零零三年六月三十日將本公司股本中每10股面值0.001港元之股份合併為本公司股本中一股面值0.01港元以及於二零零六年六月二十一日將本公司股本中每4股面值0.01港元之股份合併為本公司股本中一股面值0.04港元等事項作調整)，而計劃授權上限為7,151,716股股份(經作上述之調整)，佔批准購股權計劃日期已發行股份10%。

於最後可行日期，本公司並無根據購股權計劃授出任何購股權。由於繼完成本公司日期為二零零六年三月八日之公佈所述之本公司公開發售及紅股發行後，本公司已發行股本大幅增加，令現有計劃授權上限攤薄至本公司於最後可行日期之已發行股本約3.18%，董事認為為獎勵及回饋參與者對本集團作出之貢獻以及推廣本集團權益之持續工作，故須更新計劃授權上限，以讓本公司享有更高靈活性。

於最後可行日期，本公司已發行224,768,201股股份。假設於最後可行日期至股東週年大會期間，並無進一步配發及發行或購回股份，股東於股東週年大會上批准更新計劃授權上限後，計劃授權上限更新至22,476,820股股份，而本公司可根據購股權計劃及本公司任何其他購股權計劃(如適用)授出賦有權利認購最多22,476,820股股份(佔最後可行日期已發行股份總數10%)之其他購股權。倘根據股東於二零零二年五月二十九日初步採納購股權計劃時之計劃授權上限，有任何尚未動用之購股權，所有該等未動用之購股權將於股東週年大會批准更新計劃授權上限後失效，而本公司將不會獲許根據該上限而再授出購股權。

更新計劃授權上限需待下列各項獲履行後，方可作實：

(i) 股東於股東特別大會上通過普通決議案批准更新計劃授權上限；及

(ii) 上市委員會批准按經更新之計劃授權上限授出之購股權獲行使而將予發行之股份上市及買賣。

本公司將向上市委員會申請批准按經更新之計劃授權上限授出之購股權獲行使而將予發行之股份上市及買賣。

除吳先生之任期為二零零六年九月二十七日起計為期一年外，本公司與邱先生及王小姐概無訂立任何服務合約，而邱先生及王小姐自獲委任起並無指定任期。惟各自須根據公司細則輪值告退及重選連任。截至二零零六年十二月三十一日止年度，邱先生及王小姐分別收取酬金2,797,469港元及780,000港元，而吳先生則收取董事袍金為120,000港元。邱先生、王小姐及吳先生之酬金均由董事會根據市場薪酬基準及當時市況而釐定。

概無根據上市規則第13.51(2)(h)至13.51(2)(v)段條文之任何規定關於重選邱先生、王小姐及吳先生為董事的事項須於披露之資料。概無其他任何事項須知會股東。

更新計劃授權上限

股東於本公司在二零零二年五月二十九日舉行之股東特別大會上批准及採納購股權計劃，以遵守上市規則第17章。購股權計劃之目的旨在向合資格人士，獎勵及回饋其對本集團作出之貢獻以及推廣本集團權益之持續工作。購股權之行使價必須為(i)股份於授出日期（必須為營業日）聯交所每日報價表所列股份收市價；(ii)於緊接授出日期前五個營業日聯交所每日報價表所列股份平均收市價及(iii)股份面值（以較高者為準）。於最後可行日期，除購股權計劃外，本公司並無其他購股權計劃。

根據購股權計劃， 在按購股權計劃及本公司任何其他購股權計劃（如適用）授出或可授出之所有購股權獲行使時可發行最多之股份數目，不可超逾批准購股權計劃當日已發行股份總數之10%。根據購股權計劃之條款失效之購股權，就計算計劃授權上限時，不被計算在內。計劃授權上限可透過股東於大會上不時更新。

此外，購股權計劃規定本公司可於股東大會上尋求股東批准， 更新計劃授權限額，惟：

(i) 更新之計劃授權限額不可超逾於股東批准更新計劃授權限額當日已發行股份總數之10%；

(ii) 凡之前根據購股權計劃或本公司任何其他購股權計劃授出之購股權(包括根據購股權計劃或本公司任何其他購股權計劃（如適用）條款尚未行使、已註銷或失效或已行使之購股權) 將不計算在「更新」上限內；及

建議可於股東週年大會上重選連任之董事之詳情如下：

邱德華先生(「邱先生」)，現年51歲，為本集團之創辦人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾21年經驗。在成立本集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。彼亦為本集團其他成員董事。邱先生為聯交所上市公司恒光行實業有限公司之執行董事，直至二零零五年七月五日。除上文所披露者外，邱先生於最後可行日期後三年內概無於任何其他上市公司擔任任何董事職務。

王香玲小姐(「王小姐」)，現年46歲，於二零零零年二月獲委任為執行董事。王小姐負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾14年經驗。彼於二零零零年二月加入本集團。彼亦為本集團其他成員董事。王小姐為聯交所上市公司恒光行實業有限公司之執行董事，直至二零零五年七月五日退任。除上文所披露者外，王小姐於最後可行日期前三年內概無於任何其他上市公司擔任任何董事職務。

吳弘理先生(「吳先生」)，現年32歲，於二零零四年九月獲委任為獨立非執行董事。吳先生於審核及會計專業及顧問服務方面擁有逾9年經驗。彼為Skywise Consultants Limited之董事及澳洲會計師公會認可之執業會計師。彼並無於本集團其他成員公司出任任何職位。吳先生於二零零四年九月二十七日至二零零五年七月五日期間，擔任聯交所上市公司恒光行實業有限公司之獨立非執行董事。除上文所披露者外，吳先生於最後可行日期前三年內概無於任何其他上市公司擔任任何董事職務。

於最後可行日期，邱先生於200,000股股份中擁有個人權益，而王小姐及吳先生並無於本公司股本中擁有任何權益(定義見香港法例第571章證券及期貨條例第XV部)，除擔任董事外，邱先生、王小姐及吳先生各自與本公司任何其他董事、高級管理層或主要或控股股東(定義見上市規則)概無任何關係。

購回股份之一般授權

在本公司於二零零六年五月三十日舉行之股東週年大會上，股東向董事授出一般授權，行使本公司權力以購回股份。有關授權將於股東週年大會結束時作廢。董事擬尋求閣下批准在股東週年大會上將予提呈之購回決議案。本通函附錄載有上市規則第10.06條規定之說明函件，以提供有關購回授權之必需資料。

董事擬表明，彼等現無意行使購回授權以購回股份。

於最後可行日期，本公司之已發行股本包括224,768,201股繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達22,476,820股股份（佔最後可行日期本公司已發行股本之10%）。

發行股份之一般授權

於股東週年大會上，本公司將分別提呈兩項普通決議案，向董事授出一般授權，行使本公司權力以配發、發行及買賣股份，惟不得超過於通過決議案日期本公司已發行股本之20%，另加本公司於獲授可購回最多佔於通過購回決議案日期本公司已發行股本10%之一般授權後可予購回之股份總面額之任何股份。

倘通過股東週年大會通告第4(A)及4(B)項決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份及並無根據購回決議案購回任何股份，則本公司將獲准發行及配發最多達44,953,640股股份，佔本公司於最後可行日期之已發行股本20%。

董事擬表明，彼等現無意行使股份發行授權以發行及配發股份。

重選董事

於最後可行日期，董事會包括四名執行董事，分別為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及三名獨立非執行董事，分別為吳偉雄先生、張仲良先生及吳弘理先生。

根據本公司之公司細則，邱德華先生、王香玲小姐及吳弘理先生須於股東週年大會上退任，惟彼等符合資格並願於股東週年大會上膺選連任。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

執行董事：
邱德華先生 *(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

購回股份及發行股份之
一般授權之建議
重選董事
及
更新計劃授權上限
以及
股東週年大會通告

緒言

於股東週年大會上，將提呈決議案向董事授出一般授權，以發行及配發股份及購回股份、重選於股東週年大會上退任之董事及更新計劃授權上限。

本通函旨在向　閣下提供有關上述建議之資料。

「股份」	指	本公司現有股本中每股面值0.04港元之股份
「股份發行授權」	指	授予董事之一般授權，以於股東週年大會通告所述第4(A)項普通決議案所載之期間內行使本公司權力配發及發行股份
「購股權計劃」	指	本公司於二零零二年五月二十九日採納之購股權計劃
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港幣值
「%」	指	百分比

「購股權」	指	根據購股權計劃授出以認購股份之購股權
「參與者」	指	(i) 本集團任何成員公司或任何被投資實體之任何僱員或候任僱員(不論全職或兼職),包括本集團任何成員公司或任何被投資實體之任何執行董事; (ii) 本集團任何成員公司或任何被投資實體之任何非執行董事(包括獨立非執行董事); (iii) 本集團任何成員公司或任何被投資實體之任何貨品或服務供應商; (iv) 本集團任何成員公司或任何被投資實體之任何客戶; (v) 向本集團任何成員公司或任何被投資實體提供研究、發展或其他技術支援之個人或實體;或 (vi) 本集團任何成員公司或任何被投資實體之任何股東,或本集團任何成員公司或任何被投資實體所發行之任何證券之持有人
「購回授權」	指	授予董事之一般授權,以於購回決議案所載之期間內行使本公司權力購回股份
「購回決議案」	指	股東週年大會通告第4(B)項決議案所述之已提呈普通決議案
「計劃授權限額」	指	根據購股權計劃及本集團任何其他購股權計劃所授出之所有購股權獲行使而可能將予發行之股份總數

在本通函內，除文義另有所指外，以下辭彙之釋義如下：

「股東週年大會」	指	本公司將於二零零七年六月十五日星期五中午十二時正假座香港皇后大道中5號衡怡大廈27樓舉行之股東週年大會或其任何續會，大會通告載於本通函第14至第18頁
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	本公司董事會
「營業日」	指	香港銀行一般之營業日期(不包括星期六)
「公司細則」	指	本公司之公司細則
「公司法」	指	一九八一年百慕達公司法(經修訂)
「本公司」	指	明日國際集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「被投資實體」	指	本集團持有任何股權之實體
「最後可行日期」	指	二零零七年四月二十六日，本通函付印前之最後可行日期
「上市委員會」	指	聯交所上市委員會
「上市規則」	指	聯交所證券上市規則

目錄

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之明日國際集團有限公司(「本公司」)股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

購回股份及發行股份之一般授權之建議
重選董事
及
更新計劃授權上限
以及
股東週年大會通告

本公司將於二零零七年六月十五日星期五中午十二時正假座香港皇后大道中5號衡怡大廈27樓舉行股東週年大會(「股東週年大會」)，召開大會之通告載於本通函第14至第18頁。

隨函奉附股東週年大會使用之代表委任表格。不論　閣下擬否出席股東週年大會，敬請按代表委任表格上印備之指示填妥表格，並將其盡快交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，惟交回表格之時間在任何情況下均不得遲於股東週年大會指定舉行時間前四十八小時。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東週年大會或其任何續會(視乎情況而定)及在會上投票。

二零零七年四月三十日

Tomorrow International Holdings Limited
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code : 0760)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Tomorrow International Holdings Limited (the "Company") will be held at 27th Floor, Henley Building, No. 5 Queen's Road Central, Hong Kong on Friday, 15th June 2007 at 12:00 noon for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and consider the audited financial statements, the directors' report and the auditors' report for the year ended 31st December 2006.

2. (A) To re-elect Mr. Yau Tak Wah, Paul as director;

   (B) To re-elect Ms. Wong Shin Ling, Irene as director;

   (C) To re-elect Mr. Wu Wang Li as director; and

   (D) To authorize the board of directors to fix their remuneration.

3. To re-appoint Messrs CCIF CPA Ltd. as the auditors of the Company and to authorize the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options, including warrants, bonds, notes and debentures convertible into shares of the Company which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any authorization given to the directors of the Company and shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, notes and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) pursuant to a Rights Issue (as hereinafter defined); or (ii) any issue of shares of the Company on the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any bonds, notes, debentures and securities which are convertible into shares of the Company; or (iii) an issue of shares of the Company under any share option scheme or similar arrangement providing for the grant to employees (including directors) of the Company and/or any of its subsidiaries of the rights to subscribe for shares of the Company; or (iv) an issue of shares of the Company in lieu of the whole or part of a dividend on share in accordance with the bye-laws of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this resolution.

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to the holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(B) **"THAT:**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this resolution."

(C) "**THAT**, conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B) in the notice convening the annual general meeting of the Company, the general mandate granted to the directors of the Company and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company which has been repurchased by the Company since the granting of such general mandate pursuant to the exercise by the directors of the Company of the powers of the Company to repurchase such amount of shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

5. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, 10 per cent of the Shares in issue at the date of passing this resolution which may be issued pursuant to the exercise of options to be granted under the share option scheme adopted by the Company on 29th May 2002 (the "Share Option Scheme") and any other share option schemes of the Company, and pursuant to paragraph 8.1(iii) of the Share Option Scheme, approval be and is hereby granted for "refreshing" the Scheme Mandate Limit (as defined in the Share Option Scheme) under the Share Option Scheme provided that (i) the total number of Shares in the share capital of the Company which may be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company under the limit as "refreshed" hereby shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and (ii) options previously granted under the Share Option Scheme and any other share option schemes of the Company (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) shall not be counted for the purpose of calculating the 10 per cent limit as "refreshed" hereby and that the directors of the Company be and are hereby authorized, from time to time, to offer or grant options pursuant to the Share Option Scheme subject to the 10 per cent limit as refreshed and to exercise the power of the Company to allot and issue shares upon the exercise of any such options."

By Order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 30th April 2007

Head Office and Principal Place of Business:
27th Floor
Henley Building
No. 5 Queen's Road Central
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

(1) A shareholder entitled to attend and vote at the meeting may appoint one or more than one proxy to attend and to vote instead of him. A proxy need not be a shareholder of the Company.

(2) In the case of joint holders of any share, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto, but if more than one of such joint holders is present at the said meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

(3) In order to be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at Company's branch share registrar in Hong Kong, Computershare Hong Kong Investors Services Limited, at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person should they so wish.

As at the date of this notice, the executive directors of the Company are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin and the independent non-executive directors of the Company are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：0760)

股東週年大會通告

茲通告明日國際集團有限公司(「本公司」)謹訂於二零零七年六月十五日星期五中午十二時正假座香港皇后大道中5號衡怡大廈27樓舉行股東週年大會，以便處理下列事項：

普通決議案

1. 省覽截至二零零六年十二月三十一日止年度之已審核財務報表、董事會報告及核數師報告；

2. (A) 重選邱德華先生為董事；

   (B) 重選王香玲小姐為董事；

   (C) 重選吳弘理先生為董事；及

   (D) 授權董事會釐定董事薪酬。

3. 續聘陳葉馮會計師事務所有限公司為本公司核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮及酬情通過(不論有否修訂)以下決議案為本公司之普通決議案：

   (A)「**動議**：

   (a) 在下文(c)段之限制下，一般性及無條件批准本公司董事於有關期間(定義見下文)行使本公司權力發行、配發及處理本公司之額外股份及作出或授予將會或可能需要行使該等權力之售股建議、協議及購股權(包括認股權證、債券、票據及可轉換為本公司股份之債券)；

   (b) 上文(a)段之批准將額外授予本公司董事任何權力，並將授予董事於有關期間內及作出或授予將會或可能需要行使該等權力之售股建議、協議及購股權(包括認股權證、債券、票據及可轉換為本公司股份之債券)，該等權力可能須在有關期間結束後行使；

(c) 董事依據上文(a)段之批准配發或有條件或無條件同意配發(不論根據購股權或其他途徑）及發行之股本面值總額，惟於下列發行者除外：(i)供股（定義見下文）；或(ii)根據本公司任何認股權證或任何債券、票據、可轉換為本公司股份之債券及證券之條款行使認購或轉換權而發行之本公司股份；或(iii)根據任何授予本公司及／或其任何附屬公司僱員（包括董事）可認購本公司股份之權利之購股權計劃或類似安排而發行之本公司股份；或(iv)任何按照本公司之公司細則於通過本決議案日期以發行股份代替本公司全部或部份股息之以股代息之股本面值不得超過總額百份之二十，而上文之批准因而須受此限制。

(d) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束之日；或

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載列之授權在股東大會上經股東以普通決議案撤銷或更改授權當日。

「供股」乃指本公司董事在指定期間內向指定記錄日期名列股東名冊之本公司股份持有人按其於該日當時之持股比例而發售本公司股份（惟董事有權就零碎股權或視乎任何相關司法權區，或任何獲認可之監管機構或適用於本公司之任何證券交易所規定下之限制或責任，作出其認為必需之豁免或其他安排）。」

(B) 「**動議**：

(a) 在下文(b)段之限制下，根據聯交所證券上市規則或任何其他聯交所不時修訂之所有適用法律及要求，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司權力購回在香港聯合交易所有限公司（「聯交所」）或任何其他由證券及期貨事務監察委員會及聯交所認可的任何其他證券上市聯交所之股份；

(b) 依據上述(a)段之批准，本公司購回本公司股份面值總額不得超過於通過本決議案日期，本公司已發行股本面值總額之百份之十，而上文之批准因而須受此限制。

(c) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束之日；或

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載列之授權在股東大會上經股東以普通決議案撤銷或更改授權當日。」

(C) 「**動議**於通過刊載於召開本大會之通告第4(A)段及第4(B)段之決議案後，藉加入相當於本公司根據第4(B)項普通決議案授予之權力購回之本公司股本中之股份總數，以擴大董事會根據召開本大會之通告所載4(A)項普通決議案之權力配發及處理額外股份之一般授權；惟該等購回股份數額不得超過上述議案獲通過當日本公司已發行股本總數10%。

5. 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

「**動議**待香港聯合交易所有限公司上市委員會批准根據本公司於二零零二年五月二十九日採納之購股權計劃(「購股權計劃」)及本公司任何其他購股權計劃以及根據購股權計劃第8.1(iii)段將予授出之購股權獲行使後可予發行於本決議案通過之日已發行股份之10%上市及買賣後，批准及授權更新購股權計劃項下之計劃授權上限(定義見購股權計劃)，惟(i)根據經更新之上限按購股權計劃及本公司任何其他購股權計劃將予授出之所有購股權獲行使後，本公司股本中可予發行之股份總數不得超過於本決議案通過之日本公司已發行股本總面值之10%；及(ii)購股權計劃及本公司任何其他購股權計劃先前所授出之購股權(包括根據購股權計劃及本公司任何其他購股權計劃之條款已發行、已註銷、已失效或已行使之購股權)不應用於計算10%之經更新上限，及授權本公司董事根據購股權計劃提呈或授出購股權(受10%之更新上限所規限)及行使本公司之權力，於任何該等購股權獲行使時發行及配發股份。」

此致

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

香港，二零零七年四月三十日

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

(1) 有權出席上述大會及於會上投票之股東，均可委派一位或多位代表出席，並於會上代其投票。代表毋須為本公司之股東。

(2) 倘為任何股份之聯名登記持有人，則任何一位該等人士均可親身或委派代表於大會上就該等股份投票，猶如彼為唯一有權投票者。然而，倘超過一位有關之聯名登記持有人親身或委派代表出席大會，則僅股東名冊內有關股份之聯名持有人中排名首位之出席者方有權就該等股份投票。

(3) 代表委任表格連同授權簽署表格之授權書或其他授權文件(如有)或經由公證人簽署證明之文件副本，須於大會指定舉行時間四十八小時前送達本公司之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，方為有效。填妥及交回代表委任表格後，股東屆時仍可親身出席大會及在會上投票。

於本通告日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code : 0760)

2006 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company, its subsidiaries and associates (the "Group") for the year ended 31 December 2006, together with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2006

	Notes	**2006** *HK$'000*	2005 *HK$'000*
TURNOVER	3	**514,396**	553,871
Cost of sales		**(443,124)**	(473,975)
Gross profit		**71,272**	79,896
Other revenue	4	**31,069**	26,196
Gain/ (Loss) on disposal of properties held for sale		**5**	(143)
Gain on disposal of controlling interest in Swank		—	42,244
Gain on disposal of a subsidiary		**557**	—
Gain on disposal of investment properties		—	2,715
Reversal of previous revaluation deficits of leasehold buildings, net		—	5,270
Write back of over-provision against properties held for sale		—	200
Net loss arising from fair value change of investment properties		**(889)**	(490)
Distribution costs		**(13,086)**	(18,359)
Administrative expenses		**(98,334)**	(94,712)
Other operating expenses		**(13)**	(2,822)
(LOSS)/ PROFIT FROM OPERATING ACTIVITIES	5	**(9,419)**	39,995
Impairment loss on loan receivable		**(1,500)**	(45,000)
Share of (loss)/profits from results of associates		**(5,525)**	1,997

LOSS BEFORE TAXATION		**(16,444)**	(3,008)
TAXATION	6	**(2,965)**	(1,520)
LOSS FOR THE YEAR		**(19,409)**	(4,528)
ATTRIBUTABLE TO :			
Equity holders of the Company		**(16,225)**	4,779
Minority interests		**(3,184)**	(9,307)
		(19,409)	(4,528)
(LOSS)/EARNINGS PER SHARE FOR (LOSS)/PROFIT ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY	7		
Basic		**(9.8) cents**	5.1 cents
Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	**2006** *HK$'000*	2005 *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		**94,704**	103,178
Leasehold land and land use rights		**10,057**	10,307
Investment properties		**18,542**	28,750
Interests in associates		**151,367**	156,892
Prepaid rental		**1,166**	1,903
Deferred product development costs		**8,387**	6,819
Available-for-sale financial assets		**33,612**	27,364
Loans receivable		**562**	1,000
		318,397	336,213

Current assets			
Properties held for sale		**5,439**	6,200
Financial assets at fair value through profit or loss		**13,217**	2,465
Inventories		**64,559**	67,540
Accounts receivable	*8*	**35,039**	62,892
Bills receivable		**978**	—
Loans receivable		**7,876**	6,046
Interest receivable on loans		**28**	12
Prepayments, deposits and other receivables		**26,933**	52,720
Cash and cash equivalents		**619,730**	396,775
		773,799	594,650
LIABILITIES			
Current liabilities			
Accounts payable	*9*	**82,899**	71,658
Other payables and accruals		**31,068**	40,017
Tax payable		**21,667**	20,369
		135,634	132,044
Net current assets		**638,165**	462,606
Total assets less current liabilities		**956,562**	798,819
Non-current liabilities			
Provision for long service payments		**570**	570
Deferred tax liabilities		**1,319**	2,053
		1,889	2,623
NET ASSETS		**954,673**	796,196
CAPITAL AND RESERVES			
Share capital		**8,991**	2,861
Reserves		**936,783**	781,252
Equity attributable to equity holders of the Company		**945,774**	784,113
Minority interests		**8,899**	12,083
Total equity		**954,673**	796,196

1. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparation of the financial statements are consistent with those adopted in the annual financial statements for the year ended 31 December 2005 except for the adoption of certain new standards and amendments of Hong Kong Financial Reporting Standards which were issued and became effective during the year ended 31 December 2006.

The adoption of such standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2006.

The Group has not applied any new standards or interpretation that is not yet effective for the current accounting year, and is in the process of assessing their impact on future accounting periods.

2. PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCB"), the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. There were no significant changes in the nature of the Group's principal activities during the year.

3. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

(a) Business segments

The following table presents revenue, profit/(loss) and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity Investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2006	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue																
Sales to external customers	353,721	386,411	104,308	95,777	–	–	56,034	7,342	333	296	–	64,045	–	–	514,396	553,871
Inter-segment sales	–	–	–	–	16,860	20,066	–	–	1,561	4,439	–	–	(18,421)	(24,505)	–	–
Other revenue	2,094	2,795	5,029	2,963	253	–	–	132	–	89	–	10,832	(253)	–	7,123	16,811
Total	355,815	389,206	109,337	98,740	17,113	20,066	56,034	7,474	1,894	4,824	–	74,877	(18,674)	(24,505)	521,519	570,682
Segment results	4,646	18,489	(23,844)	(19,739)	97	(223)	2,227	(3,033)	(5,924)	(4,032)	–	(2,098)	(1,763)	(4,469)	(24,561)	(15,105)
Interest, dividend income and unallocated gains															23,946	9,385
Gain on disposal of properties held for sale															5	(143)
Gain on disposal of controlling interest in Swank															–	42,244
Gain on disposal of a subsidiary															557	–
Gain on disposal of investment properties															–	2,715
Reversal of previous revaluation deficits of leasehold buildings, net															–	5,270

over - provision against properties held for sale	–	200
Net loss arising from fair value change of investment properties	(889)	(490)
Unallocated expenses	(8,477)	(4,081)
(Loss)/Profit from operating activities	(9,419)	39,995
Impairment loss on loan receivable	(1,500)	(45,000)
Share of profits less losses of associates	(5,525)	1,997
Loss before taxation	(16,444)	(3,008)
Taxation	(2,965)	(1,520)
Loss for the year	(19,409)	(4,528)

(b) Geographical segments

The following table presents revenue information for the Group's geographical segments.

	Europe		North America		Hong Kong		Japan		Others		Consolidated	
	2006	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*	*2006*	*2005*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:												
Sales to external customers	34,147	51,357	103,186	130,442	179,952	146,836	175,908	196,340	21,203	28,896	514,396	553,871

4 OTHER REVENUE

	2006 *HK$'000*	2005 *HK$'000*
Bank interest income	**21,383**	9,025
Gain on deregistration of subsidiaries	**—**	2,973
Dividend income from listed investments	**288**	106
Sales of obsolete inventories	**78**	558
Management fee received	**—**	256
Product development income	**2,160**	2,520
Rental income	**144**	137
Sales of raw materials	**1,459**	1,084
Other interests earned	**16**	7,102
Compensation from vendors	**2,598**	308
Others	**2,943**	2,127
	31,069	26,196

5. (LOSS)/PROFIT FROM OPERATING ACTIVITIES

The Group's (loss)/ profit from operating activities is arrived at after charging/(crediting):

	2006 *HK$'000*	2005 *HK$'000*
Cost of inventories sold	**397,638**	466,424
Depreciation	**23,021**	26,539
Amortisation of leasehold land and land use rights	**250**	252
Amortisation of prepaid rental	**737**	737
Amortisation of deferred product development costs	**1,921**	1,641
Provision for bad and doubtful debts	**6,042**	—

6. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2006	2005
	HK$'000	*HK$'000*
Current tax		
Hong Kong:		
— Current year provision	**635**	1,602
— Under provision in prior year	**2,507**	—
— Overprovision in prior year	**—**	(393)
Mainland China	**—**	1,380
	3,142	2,589
Deferred tax	**(177)**	(1,069)
Total tax charge for the year	**2,965**	1,520

7. (LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share is based on the net loss attributable to equity holders of the Company for the year of HK$16,225,000 (2005: profit of HK$4,779,000) and the weighted average of 165,608,961 (2005 as restated: 93,900,769) ordinary shares in issue during the year.

A diluted (loss)/earnings per share for the year ended 31 December 2006 and 2005 respectively has not been disclosed as no diluting events existed during both years.

The comparative basic earnings per share amounts have been adjusted to reflect the open offer, the bonus issue and the share consolidation as further detailed in the corporate transactions section of this announcement.

8. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2006	2005
	HK$'000	*HK$'000*
Current to three months	**29,817**	48,196
Four to six months	**1,454**	106
Seven months to one year	**848**	943
Over one year	**15,139**	19,824
	47,258	69,069
Provision	**(12,219)**	(6,177)
Total after provision	**35,039**	62,892

The normal credit period granted by the Group to customers ranges from 30 days to 120 days.

9. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	2006	2005
	HK$'000	*HK$'000*
Current to three months	**52,751**	46,809
Four to six months	**8,412**	12,189
Seven months to one year	**14,156**	6,629
Over one year	**7,580**	6,031
	82,899	71,658

Accounts payable aged less than four months accounted for 64% (2005: 65%) of the total accounts payable

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend (2005: Nil).

BUSINESS REVIEW

The result of the Group for the year 2006 was not encouraging. It reported HK$16.2 million loss attributable to equity holders, compared with profit of HK$4.8 million in 2005.

Electronic products division still made a profit. Turnover of electronic products division for the year was HK$353.7 million (2005: HK$386.4 million), representing a decrease of HK$32.7 million or 8% to that of last year. Manufacturing business continued to face a hard operating environment of increase in operating cost. Despite continuous effort, the Group could not shift all increase in operating cost to customers, resulting in a drop in net profit margin of the division. For the business of production and sale of lithium rechargeable battery parts, sales dropped by 28%. As a whole, segmental profit was HK$4.6 million, compared with HK$18.5 million profit in year 2005.

The PCB manufacturing industry continues to exhibit keen market competition as the trend of the US and European PCB makers to migrate their manufacturing bases to the PRC is expected to continue in the future. However, the turnover of the PCB division for the year was HK$104.3 million (2005: HK$95.8 million), representing an increase of 9% comparing with last year. The increase in turnover was the result of our plan of new customer development and the future sales plan will continue to concentrate on expanding business with industrial grade industries e.g. automotive, medical equipments. Facing the continuous increase in raw material costs especially in metals, the PCB division reported a loss of HK$23.8 million. During the reporting period, management exerted effective cost control measures to trim down the overhead costs and could also successfully transfer part of the costs burden to our customers by increasing the average selling price of multi-layers products.

The local securities market remained robust throughout 2006. Speculation over Renminbi's appreciation and economic growth in China attracted capital inflow to Hong Kong, particularly into China-related shares. Given that, turnover of trading of listed equity investments amounted to HK$56.0 million (2005: HK$7.3 million) and the Group managed to make a profit of HK$2.2 million (2005: loss of HK$3.0 million).

Loan financing business remained inactive during the year. It reported segmental loss of HK$5.9 million. Legal case relating to loan to Moulin Eyecare Holdings Limited was still in progress and further update will be published in due course.

FUTURE PLANS

Looking forward, wireless application and radio-frequency product range is our direction for product development. The Board expects this target market will be less price-sensitive and competitive. Moreover, the Group is developing to manufacture products relating to audio/visual market. Products relate to broadcasting tuners (a unique system of digital television broadcasting in Japan) and portable pocket size television. As more stringent environmental regulations will come into effect, the Group believes it would be an opportunity to gradually eliminate competitors which are less-equipped and quality-oriented in producing products which conform with the relevant requirements. Moreover, management will try to shift the increase in operating cost to customers by increasing the selling price of products. Cost-saving measures will continue in year 2007. Barring any unforeseen circumstances, there should be improvement in the performance of the division in coming year.

The Board intends to double up its monthly production capacity in two years in order to fulfil the ever-growing market demand on industrial grade PCB products. With our experienced sales forces and dedicated management teams, we will progressively capture large market shares from the US and Europe market onwards.

The continuously rapid and healthy growth of the Chinese economy has created excellent investment opportunities and a favorable operating environment for us. The Board will focus on investments with core businesses which are PRC based and may allocate appropriate resources in subscribing for initial public offerings shares of companies with sound fundamental and prospect.

CORPORATE TRANSACTIONS

On 8 March 2006, the Company announced, amongst others, an open offer, a bonus issue and a share consolidation. The Company intended to raise approximately HK$173.4 million, before expenses, to facilitate the continual development and daily operation of the Group whilst allowing the Group to invest in any potential investment projects when such opportunities arise, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of an open offer on the basis of 5 offer shares for every 4 existing share held on the record date (the "Open Offer"). The registered holders of fully paid offer shares would be issued 5 bonus shares for every 7 fully paid offer shares (the "Bonus Issue"). Upon completion of the Open Offer and the Bonus Issue, every 4 shares would be consolidated into 1 consolidated shares (the "Share Consolidation").

The Company received 30 valid applications for 334,859,365 offer shares, representing approximately 93.64% of the total number of 357,585,805 offer shares available for subscription under the Open Offer. As the Open Offer was under-subscribed, being the underwriter of the Open Offer, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, subscribed for the remaining balance of 22,726,440 offer shares. The aggregate shareholding of Winspark in the Company therefore increased from approximately 61.45% to 65.79% immediately following completion of the Open Offer and the Bonus Issue. The Open Offer became unconditional and the Share Consolidation was effective on 20 June 2006 and 21 June 2006 respectively.

The Company is now exploring but has not yet earmarked any suitable investment opportunities. The net proceeds from the Open Offer was deposited in bank as time deposit.

To facilitate the introduction of Pan-China International Holdings Limited ("Pan-China") as the strategic investor of the Company, Winspark entered into a sale and purchase agreement with Pan-China on 22 September 2006 (the "Sale and Purchase Agreement") pursuant to which Winspark has agreed to sell 33,700,000 shares of the Company to Pan-China at a total consideration of HK$151,650,000 with a deferred payment date on the 300th day from the date of the Sale and Purchase Agreement. On the other hand, the Company entered into a conditional option agreement with Winspark (the "Option Agreement") pursuant to which (1) the Company has agreed to grant to Winspark the first call option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 shares to Winspark or as it may direct at the subscription price of HK$4.5 (the "First Call Option"); and (2) Winspark has agreed to grant to the Company the second call option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 shares at the subscription price of HK$4.5 (the "Second Call Option"). Upon exercise of either the First Call Option or the Second Call Option, the other call option shall automatically lapse and cease to be of any further effect.

However, on 26 February 2007, the Company announced that due to the lapse of the long stop date of the Sale and Purchase Agreement, the Sale and Purchase Agreement has ceased to be of any effect. Accordingly, the Option Agreement was also terminated in accordance with its terms. The Company and Winspark were released from their respective obligations under the Option Agreement.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2006, cash and bank balances (including time deposits) maintained by the Group were HK$619.7 million (2005: HK$396.8 million), representing an increase of HK$222.9 million compared with the position as at 31 December 2005. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 12.6% as at 31 December 2006, comparing with 14.5% as at 31 December 2005.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 31 December 2006, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2006, the Group employed approximately 2,584 employees, with about 2,502 in the Mainland China and about 82 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

CORPORATE GOVERNANCE

The Board has been committed to maintaining the high level of corporate governance within the Group in order to enhance the transparency in disclosure of material information. The Board considers such commitment is essential for internal management, financial management and protection of shareholders' interests and believes that maintaining a high standard of corporate governance benefits all shareholders, investors, and its business as a whole. The Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited, except for the following deviations.

CG Code Provision A.2.1

Under the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company does not appoint chief executive officer. In view of the existing structure of the Board and the operation of the Group, the Board believes that the present structure of the Board will provide a strong leadership for the Group to implement prompt decisions and to formulate efficient strategies, which is for benefits of the Group. Moreover, the day-to-day operations of the Group's businesses are shared among those executive directors and the management of the Company. Therefore, there should be a clear division of the responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.

CG Code Provision A.4.1

Under the CG Code, non-executive directors should be appointed for a specific term, subject to reelection.

During the period, two independent non-executive directors of the Company, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for any specific fixed term and one independent non-executive director, Mr. Wu Wang Li, is appointed for the term of one year from 27 September 2006. In accordance with the bye-laws of the Company, at each annual general meeting of the Company one third of the directors shall retire from office by rotation. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the CG Code.

CG Code Provision B.1

Under the CG Code, the issuers should establish a remuneration committee with specific written terms of reference which deal clearly with its authority and duties.

Currently, there is no remuneration committee in the Board. Meanwhile, the Board conducts an informal assessment of the individual director's contribution. No director decides his or her own remuneration and their remuneration has been relatively stable in the past years. The remuneration committee will be established and the Board will review and formulate its terms of reference in accordance with the CG Code in due course.

MODEL CODE FOR DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules for directors' securities transactions. Having make specific enquiries of all directors of the Company, they have confirmed that they complied with required standard set out in the Model Code throughout the accounting period covered by the Annual Report.

CONFIRMATION OF INDEPENDENCE FROM INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

There was no purchase, sale or redemption of shares or other securities of the Company by the Company or its subsidiaries during the year.

DIRECTORS

The Board comprises of seven directors, of which four are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

The audit committee comprises three independent non-executive directors and reports to the Board. The audit committee meets with the Group's senior management regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

An annual report of the Company for the year ended 31 December 2006 containing all the information required by paragraph 45 of Appendix 16 of the Listing Rules will be published on the websites of the Company (http://www.tihl.com.hk) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 23 April 2007

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股票編號：0760)

二零零六年全年業績公佈

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零六年十二月三十一日止年度之經審核綜合業績，連同去年之比較數字載列如下：

綜合損益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 *千港元*	二零零五年 *千港元*
營業額	3	**514,396**	553,871
銷售成本		**(443,124)**	(473,975)
毛利		**71,272**	79,896
其他收益	4	**31,069**	26,196
出售持作出售物業之收益／(虧損)		**5**	(143)
出售恒光行控股權益所得收益		**—**	42,244
出售一間附屬公司之收益		**557**	—
出售投資物業之收益		**—**	2,715
租賃樓宇過往重估虧絀撥回淨額		**—**	5,270
撤回就持作出售物業所作超額撥備		**—**	200
投資物業公平值變動所產生虧損淨額		**(889)**	(490)
分銷費用		**(13,086)**	(18,359)
行政支出		**(98,334)**	(94,712)
其他經營支出		**(13)**	(2,822)

經營業務之(虧損)／溢利	5	**(9,419)**	39,995
應收貸款減值虧損		**(1,500)**	(45,000)
應佔聯營公司業績之(虧損)／溢利		**(5,525)**	1,997
除税前虧損		**(16,444)**	(3,008)
税項	*6*	**(2,965)**	(1,520)
年度虧損		**(19,409)**	(4,528)
以下應佔：			
本公司權益持有人		**(16,225)**	4,779
少數股東權益		**(3,184)**	(9,307)
		(19,409)	(4,528)
本公司權益持有人應佔(虧損)／溢利之每股(虧損)／盈利	*7*		
基本		**(9.8)仙**	5.1仙
攤薄		**不適用**	不適用

綜合資產負債表

二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
資產			
非流動資產			
物業、廠房及設備		**94,704**	103,178
租賃土地及土地使用權		**10,057**	10,307
投資物業		**18,542**	28,750
於聯營公司之權益		**151,367**	156,892
預付租金		**1,166**	1,903
遞延產品開發成本		**8,387**	6,819
可作出售財務資產		**33,612**	27,364
應收貸款		**562**	1,000
		318,397	336,213

流動資產			
持作出售之物業		**5,439**	6,200
按公平值經損益入賬之財務資產		**13,217**	2,465
存貨		**64,559**	67,540
應收賬款	*8*	**35,039**	62,892
應收票據		**978**	—
應收貸款		**7,876**	6,046
應收貸款利息		**28**	12
預付款項、按金及其他應收款項		**26,933**	52,720
現金及現金等價值		**619,730**	396,775
		773,799	594,650
負債			
流動負債			
應付賬款	*9*	**82,899**	71,658
其他應付賬款及應計債務		**31,068**	40,017
應付稅項		**21,667**	20,369
		135,634	132,044
流動資產淨值		**638,165**	462,606
總資產減流動負債		**956,562**	798,819
非流動負債			
長期服務金撥備		**570**	570
遞延稅項負債		**1,319**	2,053
		1,889	2,623
資產淨值		**954,673**	796,196

資本及儲備		
股本	**8,991**	2,861
儲備	**936,783**	781,252
本公司權益持有人應佔權益	**945,774**	784,113
少數股東權益	**8,899**	12,083
權益總額	**954,673**	796,196

1. 主要會計政策

除採納已頒佈且於截至二零零六年十二月三十一日止年度生效之香港財務報告準則若干新訂準則及修訂外，編製財務報表所採用之會計政策與截至二零零五年十二月三十一日止年度之年度財務報表所採用者一致。

採納該等準則或修訂對本集團之會計政策並無產生重大變動，並對截至二零零六年十二月三十一日止年度所呈報之業績並無重大影響。

本集團於本會計年度並無提早採用任何尚未生效之新訂準則或詮釋，並正對該等準則或詮釋對未來會計期間所產生之影響進行評估。

2. 主要業務

本公司之主要業務為投資控股。本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市證券投資及提供貸款融資。年內本集團之主要業務性質上概無任何重大變動。

3. 營業額及分部資料

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

下表載列本集團業務分部之有關收益、溢利／(虧損)及支出之資料。

本集團

	電子產品		印刷線路板		電子配件及部件		上市股本投資		提供融資		光學產品		對銷		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益																
向外界客戶銷售	353,721	386,411	104,308	95,777	–	–	56,034	7,342	333	296	–	64,045	–	–	514,396	553,871
分部間銷售	–	–	–	–	16,860	20,066	–	–	1,561	4,439	–	–	(18,421)	(24,505)	–	–
其他收益	2,094	2,795	5,029	2,963	253	–	–	132	–	89	–	10,832	(253)	–	7,123	16,811
合計	355,815	389,206	109,337	98,740	17,113	20,066	56,034	7,474	1,894	4,824	–	74,877	(18,674)	(24,505)	521,519	570,682
分部業績	4,646	18,489	(23,844)	(19,239)	97	(223)	2,227	(3,033)	(5,924)	(4,032)	–	(2,058)	(1,763)	(4,469)	(24,561)	(15,105)
利息、股息收入及未分配收益															13,946	9,385
出售持作出售物業所得收益															5	(143)
出售恒光行控股權益所得收益															–	42,244
出售一間附屬公司之收益															557	–
出售投資物業收益															–	2,715
過往重估租賃樓宇之虧絀撥回淨額															–	5,270
持作出售物業超額撥備之撥回															–	200
投資物業之公平值變動產生之淨虧損															(889)	(493)
未分配開支															(8,477)	(4,081)
經營業務(虧損)/溢利															(9,419)	39,995
應收貸款減值虧損															(1,500)	(45,000)
應佔聯營公司溢利減虧損															(5,525)	1,997
除稅前虧損															(16,444)	(3,008)
稅項															(2,965)	(1,520)
年度虧損															(19,409)	(4,528)

(b) 地區分部

下表載列本集團地區分部之有關收益之資料。

本集團

	歐洲		北美洲		香港		日本		其他		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：												
向外界客戶銷售	34,147	51,357	103,186	130,442	179,952	146,836	175,908	196,340	21,203	28,896	514,396	553,871

4. 其他收益

	二零零六年	二零零五年
	千港元	千港元
銀行利息收入	21,383	9,025
附屬公司取消註冊之收益	—	2,973
上市投資之股息收入	288	106
出售陳舊存貨	78	558
所收管理費	—	256
產品開發收入	2,160	2,520
租金收入	144	137
出售原材料	1,459	1,084
其他賺取利息	16	7,102
賣方之賠償	2,598	308
其他	2,943	2,127
	31,069	26,196

本集團經營業務之(虧損)／溢利已扣除／(計入)：

	二零零六年 千港元	二零零五年 千港元
已售存貨成本	**397,638**	466,424
折舊	**23,021**	26,539
攤銷租賃土地及土地使用權	**250**	252
攤銷預付租金	**737**	737
攤銷遞延產品開發成本	**1,921**	1,641
呆壞賬撥備	**6,042**	—

6. **稅項**

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%(二零零五年：17.5%)之稅率撥備。在別處賺取之估計應課稅溢利按本集團業務所在國之稅率，根據現有法例、詮釋及慣例計算。

	本集團	
	二零零六年 千港元	二零零五年 千港元
即期稅項		
香港：		
— 本年度撥備	**635**	1,602
— 以往年度撥備不足	**2,507**	—
— 以往年度超額撥備	**—**	(393)
中國內地	**—**	1,380
	3,142	2,589
遞延稅項	**(177)**	(1,069)
本年度稅項支出總額	**2,965**	1,520

7. 每股(虧損)／盈利

每股基本虧損乃根據本年度權益持有人應佔虧損淨額16,225,000港元(二零零五年:盈利4,779,000港元)及年內已發行普通股165,608,961股(二零零五年(經重列):93,900,769股)之加權平均數計算。

由於截至二零零六年及二零零五年十二月三十一日止年度並無攤薄事項,故並無披露該兩個年度之每股攤薄(虧損)/盈利。

每股基本盈利之比較金額已作調整,以反映公開發售、紅股發行及股份合併(詳情載於本公佈之集團動向一節)。

8. 應收賬款

本集團按賬齡分析之應收賬款茲列如下:

	二零零六年 千港元	二零零五年 千港元
即時至三個月	**29,817**	48,196
四個月至六個月	**1,454**	106
七個月至一年	**848**	943
超過一年	**15,139**	19,824
	47,258	69,069
撥備	**(12,219)**	(6,177)
扣除撥備後總額	**35,039**	62,892

本集團向顧客授出之一般信用期限介乎30日至120日。

9. 應付賬款

本集團按賬齡分析之應付賬款茲列如下：

	二零零六年 千港元	二零零五年 千港元
即時至三個月	**52,751**	46,809
四個月至六個月	**8,412**	12,189
七個月至一年	**14,156**	6,629
超過一年	**7,580**	6,031
	82,899	71,658

賬齡低於4個月之應付賬款佔應付賬款總額64%(二零零五年：65%)。

末期股息

董事會不建議派付任何末期股息(二零零五年：無)。

業務回顧

本集團於二零零六年年度之業績未如理想，權益持有人應佔虧損為16,200,000港元，而二零零五年則為溢利4,800,000港元。

電子產品業務仍錄得溢利。電子產品業務於本年度之營業額為353,700,000港元(二零零五年：386,400,000港元)，較去年減少32,700,000港元或8%。製造業務繼續因經營成本增加而面對艱難之經營環境。儘管本集團不斷努力，本集團未能將全數經營成本增幅轉嫁予客戶，導致業務之淨利率下跌。生產及銷售充電式鋰電池部件業務之銷售額下跌28%。整體而言，分部溢利為4,600,000港元，而二零零五年年度則為溢利18,500,000港元。

由於預期日後美國及歐洲印刷綫路板製造商遷移其製造基地至中國之趨勢將會持續，印刷綫路板行業之競爭將繼續熾熱。然而，印刷綫路板業務於本年度之營業額為104,300,000港元(二零零五年：95,800,000港元)，較去年增加9%。營業額增加乃本集團之拓展新客戶計劃之成果，而未來之銷售計劃將繼續集中於擴充工業級行業(例如：汽車及醫療設備)。在面臨原材料成本不斷上漲之情況下，尤其是金屬，印刷綫路板業務錄得虧損23,800,000港元。於報告期間，管理層實施有效成本監控措施以削減經常性成本，並成功透過提高多層板產品之平均售價將部份成本負擔轉嫁予客戶。

本地證券市場於二零零六年一直交投暢旺。人民幣增值投機活動及中國經濟增長吸引資金流入香港，特別是流入中資股。有鑑於此，買賣上市股本投資之營業額為56,000,000港元（二零零五年：7,300,000港元），而本集團錄得溢利2,200,000港元（二零零五年：虧損3,000,000港元）。

年內，貸款融資業務並不活躍，分部虧損為5,900,000港元。有關Moulin Eyecare Holdings Limited之貸款之法律訴訟尚未審結，本公司將於適當時候作進一步公佈。

未來計劃

展望未來，無綫及射頻產品為本集團開發之主要方向。董事會預期，此目標市場之價格不易受影響且競爭壓力較輕。此外，本集團繼續發展製造有關音頻／視頻市場之產品、有關廣播調諧器（日本數碼電視廣播之獨有系統）之產品及便攜式小型電視機。隨著更嚴格之環保法規將生效，本集團相信這有機會逐漸淘汰準備不足及生產質素未能符合有關規定之競爭者。此外，管理層將嘗試透過提高產品售價，將經營成本增幅轉嫁予客戶，並於二零零七年年度繼續實施減省成本措施。除任何不可預測之情況外，未來一年有關分部之表現將有所改善。

董事會有意於兩年內將每月產能提高一倍，以滿足市場對工業級印刷綫路板產品日益殷切之需求。在經驗豐富之銷售團隊及盡職之管理團隊帶領下，本集團將逐漸增加其於美國及歐洲之市場佔有率。

中國經濟持續急速及健康增長為本集團提供良好投資商機及有利之經營環境。董事會將集中投資在位於中國之核心業務，並撥出適當資源用於認購有穩健基礎及良好前景之公司首次公開招股之股份。

集團動向

於二零零六年三月八日，本公司公佈（其中包括）公開發售、紅股發行及股份合併。本公司擬以公開發售方式根據記錄日期每持有四股現有股份可認購五股發售股份之基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份（「公開發售」），集資約173,400,000港元（未扣除有關費用前），以促進本集團之持續發展及日常營運，同時於機會來臨時讓本集團可投資於任何潛在投資項目。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發行五股紅股（「紅股發行」）。完成公開發售及紅股發行後，每四股股份合併為一股合併股份（「股份合併」）。

本公司收到30份有效申請表格，合共認購334,859,365股發售股份，佔根據公開發售可供認購之發售股份總數357,585,805股約93.64%。由於公開發售未獲全數認購，本公司主要股東Winspark Venture Limited (「Winspark」，作為公開發售之包銷商) 已認購餘下之22,726,440股發售股份。在緊隨公開發售及紅股發行完成後，Winspark於本公司之股權總額因此由約61.45%增至65.79%。公開發售已於二零零六年六月二十日成為無條件，而股份合併則於二零零六年六月二十一日起生效。

本公司現正物色合適之投資機會，但尚未確定任何目標。公開發售之所得款項淨額已存於銀行作定期存款。

為有助引入Pan-China International Holdings Limited (「Pan-China」) 為本公司之策略性投資者，Winspark與Pan-China於二零零六年九月二十二日訂立一項買賣協議 (「買賣協議」)，據此，Winspark同意以總代價151,650,000港元出售33,700,000股股份予Pan-China，而押後付款日期為買賣協議日期起計第300日。另一方面，本公司與Winspark已訂立一項有條件期權協議 (「期權協議」)，據此，(1)本公司同意向Winspark授出第一認購期權 (「第一認購期權」)，據此，Winspark有權但無責任要求本公司按認購價4.5港元向Winspark或其指定之人士發行33,700,000股期權股份；及(2)Winspark同意向本公司授出第二認購期權 (「第二認購期權」)，據此，本公司有權但無責任要求Winspark按認購價4.5港元認購33,700,000股期權股份。若第一認購期權或第二認購期權獲行使，則其他認購期權將告自動失效及不再具有任何效力。

然而，於二零零七年二月二十六日，本公司宣佈由於買賣協議之最後截止日期時效已過，買賣協議已告終止及失效。因此，期權協議亦已根據當中條款而終止。本公司及Winspark已根據期權協議解除彼等各自之責任 。

流動資金及財務資源

於二零零六年十二月三十一日，本集團持有現金及銀行結存 (包括定期存款) 為619,700,000港元 (二零零五年：396,800,000港元)，較於二零零五年十二月三十一日增加222,900,000港元。本集團相信具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零六年十二月三十一日之資本負債比率 (按總債務除以總資產計算) 為12.6%，而於二零零五年十二月三十一日則為14.5%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零六年十二月三十一日，本集團並無可使其面臨重大外匯風險之未平倉遠期外匯合約。

僱員及薪酬政策

於二零零六年十二月三十一日，本集團僱用約2,584名員工，其中有約2,502人駐於中國內地，約82人駐於香港。全體員工之薪酬均按業內慣例及根據現行勞工法例釐定。於香港，除基本薪金外，本集團亦提供員工福利，當中包括醫療保險，按表現派發花紅及強制性公積金。

企業管治

董事會致力維持本集團高水平之企業管治，以提高披露重要資料之透明度。董事會認為此舉對內部管理、財務管理及保障股東權益而言屬必要，並相信維持高水平之企業管治對全數股東、投資者及整體業務有利。本公司已應用香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14下之企業管治常規守則(「企業管治守則」)之原則及遵守其規定，惟以下偏離除外。

企業管治守則第A.2.1條

根據企業管治守則，主席及行政總裁之角色應分開，且不應由同一人擔任。

本公司並無委任行政總裁。鑑於董事會現有架構及本集團之營運，董事會相信，董事會現有架構將為本集團提供強勢領導，以迅速作出決策及制定有效策略，實符合本集團利益。此外，本集團業務之日常營運由本公司執行董事及管理層分擔。因此，董事會層面之職責有明確劃分， 可確保權責平衡， 故權力並非集中於任何一位人士。

企業管治守則第A.4.1條

根據企業管治守則，非執行董事應有固定任期，並須重選。

期內，本公司兩位獨立非執行董事(即吳偉雄先生及張仲良先生)之委任並無固定任期，而獨立非執行董事吳弘理先生之委任任期為由二零零六年九月二十七日起計一年。根據本公司細則，於本公司每屆股東週年大會上，三分之一董事將輪席退任。董事會認為已採取足夠措施，確保本公司企業管治常規之嚴謹程度不會低於企業管治守則。

企業管治守則第B.1條

根據企業管治守則，發行人應設立薪酬委員會，並以書面定下職權範圍，清楚列明其職責。

現時並無設立薪酬委員會。董事會對個別董事之貢獻作非正式評估。概無任何董事決定其本人薪酬，而彼等之薪酬於過去數年相對穩定。本公司將設立薪酬委員會，董事會將依照企業管治守則檢討及制定其權責範圍。

上市發行人之董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載守則作為董事進行證券交易之標準守則。經對本公司全體董事作出具體查詢後，彼等確認，於年報涵蓋之會計期間內，已遵守標準守則所規定標準。

獨立非執行董事之獨立性確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條就有關彼等之獨立性發出之確認書。本公司認為全體獨立非執行董事均屬獨立。

購買、出售或贖回證券

本公司或其任何附屬公司年內概無購買、出售或贖回任何本公司股份或其他證券。

董事

於本公佈日期，董事會包括七名董事，當中包括四名執行董事，分別為：邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及三名獨立非執行董事，分別為：吳偉雄先生、張仲良先生及吳弘理先生。

審計委員會

本公司之審計委員會包括三名獨立非執行董事，並向董事會負責。審計委員會須定期與本集團之高級管理人員會面，以評估內部控制機制之有效性並審閱本集團之中期報告及年報。

於聯交所網站公佈本集團之年報

一份載有上市規則附錄十六所載之第45段規定之所有資訊之本公司截至二零零六年十二月三十一日止年度年報，將於適當時候在本公司網站(http://www.tihl.com.hk)及在香港聯合交易所有限公司網站 (http://www.hkex.com.hk)公佈。

承董事會命
主席
邱德華

香港，二零零七年四月二十三日

請同時參閱本公佈於經濟日報刊登的內容。

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 0760)

TERMINATION OF THE OPTION AGREEMENT

The Board wishes to announce that due to the lapse of the long stop date of the Sale and Purchase Agreement, the Sale and Purchase Agreement has ceased to be of any effect. Accordingly, the Option Agreement has also been terminated in accordance with its terms. The Company and Winspark are released from their respective obligations under the Option Agreement.

Reference is made to the announcement of Tomorrow International Holdings Limited (the "**Company**") dated 27 September 2006 and the circular of the Company dated 18 October 2006 (the "**Circular**") relating to the Options. Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Board has been advised by Winspark that due to the lapse of the long stop date of the Sale and Purchase Agreement, the Sale and Purchase Agreement has ceased to be of any effect. As the Option Agreement and the Sale and Purchase Agreement are inter-conditional and completion of the Option Agreement is conditional upon, among other things, the completion of the Sale and Purchase Agreement, the Option Agreement has also been terminated in accordance with its terms. The Company and Winspark are released from their respective obligations under the Option Agreement.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 26 February 2007

As at the date of this announcement, the executive directors of the Company are Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene and Tam Wing Kin and the independent non-executive directors of the Company are Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號： 0760)

終止期權協議

董事會謹此宣佈，由於買賣協議之最後截止日期時效已過，買賣協議已告終止及失效。因此，期權協議亦已根據當中條款而終止。本公司及Winspark已根據期權協議解除彼等各自之責任 。

謹此提述明日國際集團有限公司(「**本公司**」)就期權而於二零零六年九月二十七日發表之公佈及本公司於二零零六年十月十八日刊發之通函(「**通函**」)。除文義另有所指外，本公佈所用之詞彙與通函所載者具有相同涵義。

Winspark已知會董事會，由於買賣協議之最後截止日期時效已過，買賣協議已告終止及失效。由於期權協議及買賣協議是互為條件，而期權協議之完成須待(其中包括)買賣協議之完成，方為作實，期權協議亦已根據當中條款而終止。本公司及Winspark 已根據期權協議解除彼等各自之責任。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零七年二月二十六日

於本公佈日期，執行董事為邱德華、雷美寶、王香玲及譚榮健，獨立非執行董事為吳偉雄、張仲良及吳弘理。

請同時參閱本公佈於經濟日報刊登的內容。

END